UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C/A

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement

☐ Form C-U: Progress Update

☑ Form C/A: Amendment to Offering Statement

☑ Check box if Amendment is material and investors must reconfirm within five business days. ***This Amendment extends the Offering Deadline from September 30, 2025 to December 31, 2025 and revises the Target Offering Amount from $250,000 to $150,000. In addition, the Issuer has made certain non-material updates to the Pitch Deck attached hereto as Exhibit E, as further described in the section titled "Material Changes and Other Information" below.***

☐ Form C-AR: Annual Report

☐ Form C-AR/A: Amendment to Annual Report

☐ Form C-TR: Termination of Reporting

Name of Issuer:

The New LaVilla, LLC

Legal status of Issuer:

Form:

LLC

Jurisdiction of Incorporation/Organization:

Florida

Date of Organization:

December 21, 2021

Physical Address of Issuer:

2126 Kings Ave, Jacksonville, FL 32207

Website of Issuer:

https://thenewlavilla.com

Is there a co-issuer? ___ ***yes*** _X_ ***no.***

Name of Intermediary through which the Offering will be Conducted:

Vesterr LLC dba Vesterr

CIK Number of Intermediary:

0001850113

SEC File Number of Intermediary:

007-00341

CRD Number of Intermediary:

319017

Amount of compensation to be paid to the Intermediary, whether as a percentage of the Offering amount or as a dollar amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering:

At the conclusion of the Offering, the Issuer shall pay the Intermediary a fee of five percent (5%) of the dollar amount raised in the Offering.

Any other direct or indirect interest in the Issuer held by the Intermediary, or any arrangement for the Intermediary to acquire such an interest:

None.

Type of Security Offered:

Simple Agreement for Future Equity (SAFE)

Target Number of Securities to be Offered:

150,000

Price (or Method for Determining Price):

$1.00

Target Offering Amount:

$150,000

Oversubscriptions Accepted:

☑ Yes
☐ No

Oversubscriptions will be Allocated:

☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other: At the Intermediary’s discretion

Maximum Offering Amount (if different from Target Offering Amount):

$1,235,000

Deadline to reach the Target Offering Amount:

December 31, 2025

If the sum of the investment commitments does not equal or exceed the Target Offering Amount at the Deadline to reach the Target Offering Amount, no Securities will be sold in the Offering, investment commitments will be canceled and committed funds will be returned.

Current Number of Employees:

0

	Most recent fiscal year-end (2024)	Prior fiscal year-end (2023)
Total Assets	$152,078	$151,631
Cash & Cash Equivalents	$2,078	$1,631
Accounts Receivable	$0	$0
Short-term Debt	$1,888	$0
Long-term Debt	$148,112	$150,000
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income/(Loss)	($13,567)	($5,631)

The jurisdictions in which the Issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

THE NEW LAVILLA, LLC


the
NEW
LAVILLA
HISTORIC
LANDMARK
318 N BROAD STREET
EST 1909

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THIS OFFERING AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THIS OFFERING IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C/A TITLED "*RISK FACTORS*".

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. PROSPECTVE INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME. THE SECURITIES MAY HAVE FURTHER TRANSFER RESTRICTIONS NOT PROVIDED FOR BY FEDERAL, STATE OR FOREIGN LAW.

NO ONE SHOULD CONSTRUE THE CONTENTS OF THIS FORM C/A AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE ISSUER, THE ESCROW FACILITATOR AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

INVESTORS OUTSIDE OF THE UNITED STATES, TAKE NOTICE IT IS EACH INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVE THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW FACILITATOR

THE ESCROW FACILITATOR SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW FACILITATOR MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW FACILITATOR'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

ESCROW FACILITATOR INFORMATION

THE OFFERING WILL UTILIZE THE FOLLOWING QUALIFIED THIRD-PARTY ESCROW FACILITATOR: NORTH CAPITAL PRIVATE SECURITIES CORPORATION ("North Capital")

TABLE OF CONTENTS

ABOUT THIS FORM C/A

You should rely only on the information contained in this Form C/A. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C/A, and no source other than Vesterr LLC dba Vesterr (the **"Intermediary"**) has been authorized to host this Form C/A and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities (as defined below) in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C/A and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C/A or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Issuer will afford prospective Investors (defined below) an opportunity to ask questions of, and receive answers from, the Issuer and its management concerning the terms and conditions of this Offering and the Issuer. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**". The Issuer is referred to herein as the "Issuer" or "we".

In making an investment decision, you must rely on your own examination of the Issuer and the terms of the Offering, including the merits and risks involved. The statements of the Issuer contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C/A. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C/A. The Issuer does not expect to update or otherwise revise this Form C/A or any other materials supplied herewith.

This Form C/A is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C/A and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C/A are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C/A and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C/A, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C/A or any documents incorporated by reference herein are accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C/A or to conform these statements to actual results or to changes in our expectations.

THE OFFERING AND THE SECURITIES

The Offering

The Issuer is offering a minimum amount of **$150,000** (the "**Target Offering Amount**") and up to a maximum amount of **$1,235,000** (the "**Maximum Offering Amount**") of Class B Units, no par value (the "**Securities**") on a best-efforts basis as described in this Form C/A (this **"Offering"**). The Minimum Individual Purchase Amount is **$10,000** and the Maximum Individual Purchase Amount is **$125,000**. The Issuer reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Issuer may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice. The Issuer must raise an amount equal to or greater than the Target Offering Amount by **December 31, 2025** (the "**Offering Deadline**"). Unless the Issuer receives investment commitments, which are fully paid for and meet all other requirements set by this Offering, in an amount not less than the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be canceled and all committed funds will be returned.

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Issuer's asset value, net worth, revenues or other objective established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the purchase process hosted by the **Intermediary (**as defined above), including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Issuer are required to correct any errors or omissions made by the Investor.**

Investor funds will be held in escrow with a qualified third party escrow agent meeting the requirements of Regulation CF until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline or an intermediate close, using the cancellation mechanism provided by the Intermediary. **Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds. If the Investor does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline, the funds will be released to the Issuer and the Investor will receive their Securities.**

All investment commitments made in this Offering will be represented by a pro rata beneficial interest (based on the amount invested) subject to the terms of the Simple Agreement for Future Equity (SAFE) as described in **Exhibit B** and the Issuer's Operating Agreement, dated as of September 23, 2024 (the "**Operating Agreement**") attached hereto as **Exhibit C**.

The Issuer will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Issuer reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Issuer continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

The Deal Page

A description of our business plan can be found on the Issuer's profile page on the Intermediary's website under **https://vesterr.com/funderr/deal/thenewlavilla** (the **"Deal Page"**). The Deal Page can be used by prospective Investors to ask the Issuer questions and for the Issuer to post immaterial updates to this Form C/A as well as make general announcements. You should view the Deal Page at the time you consider making an investment commitment. Updates on the status of this Offering can also be found on the Deal Page.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Issuer will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be canceled and the committed funds will be returned without interest or deductions.

Intermediate Closings

In the event an amount equal to two (2) times the Target Offering Amount is committed and meets all required terms of the Offering prior to the Offering Deadline on such date or such later time the Issuer designates pursuant to Rule 304(b) of Regulation CF, the Issuer may conduct the first of multiple closings of the Offering early, *provided* (i) the early closing date must be twenty-one (21) days from the time the Offering opened and (ii) that all Investors will receive notice of such early closing date at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments). Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before such early closing date.

If the Issuer conducts an initial closing (the "**Initial Closing**"), the Issuer agrees to only withdraw seventy percent (70%) of the proceeds that are in escrow and will only conduct such Initial Closing if there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of the Initial Closing. The Issuer may only conduct another close (a "**Subsequent Closing**") before the Offering Deadline if the amount of investment commitments made as of the date of such Subsequent Closing exceeds two times the Target Offering Amount as of the date of the Initial Closing and there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of such Subsequent Closing.

Any investment commitments received after an intermediate closing will be released to the Issuer upon a subsequent closing and the Investor will receive evidence of the Securities via electronic certificate/PDF in exchange for their investment commitment as soon as practicable thereafter.

The Issuer has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Issuer until they are accepted by the Issuer, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Issuer rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

The Securities

We request that you please review this Form C/A and the Simple Agreement for Future Equity (SAFE) attached as Exhibit B, in conjunction with the following summary information. Any capitalized terms used and not otherwise defined regarding the Securities have the meanings set forth in the form of SAFE attached hereto as Exhibit B.

Not Currently Equity Interests

The Securities are not currently equity interests in the Issuer and merely provide a right to receive equity at some point in the future upon the occurrence of certain events (which may or may not occur).

Dividends and/or Distributions

The Securities do not entitle Investors to any dividends and/or distributions.

Conversion

Equity Financing

Upon an Equity Financing in which the Issuer raises gross proceeds exceeding **$1,000,000**, the Investor's SAFE will automatically convert into CF Shadow Series units of the Issuer's Equity Securities. The number of CF Shadow Series units will be calculated by dividing the Investor's Purchase Amount by the applicable Conversion Price. The Conversion Price will be the price that is most beneficial to the Investor as calculated based on the Discount (20%) of the per unit price paid by investors in the Equity Financing or the SAFE Price calculated based on the Valuation Cap and the valuation of the Issuer used in the sale of Equity Securities to investors in the Equity Financing.

The Investor is required to execute and deliver all transaction documents related to the Equity Financing (including, without limitation, the Operating Agreement of the Issuer), which will be the same as those signed by the purchasers of Equity Securities in the Equity Financing, subject to limited exceptions, such as reduced representations, warranties, and indemnification obligations for the Investor.

Liquidity Event

If the Issuer experiences a Liquidity Event prior to an Equity Financing, the Investor may choose to either receive a cash payment equal to the Purchase Amount or convert the Purchase Amount into units of Common Interests. The conversion will be based on the Liquidity Price, determined by dividing the Valuation Cap by the Issuer's Liquidity Capitalization. If the Investor does not select the cash payment option, the conversion will occur automatically. In cases where the Issuer's available funds are insufficient to fully satisfy the claims of all SAFE holders, including the Investor, the Issuer will distribute its available funds pro rata among the Cash-Out Investors, and any remaining unpaid amounts will be converted into Common Interests based on the Liquidity Price.

"**Liquidity Event**" means a Change of Control, a Direct Listing or an Initial Public Offering. See the SAFE for additional definitions.

Dissolution Event

In the event of a Dissolution Event prior to the expiration or termination of the SAFE, the Investor will be entitled to receive an amount equal to the Purchase Amount. This amount will be paid before any distribution of the Issuer's assets to holders of Capital Interests. If the Issuer's assets are insufficient to pay all holders of SAFEs in full, the available assets will be distributed with equal priority and on a pro-rata basis among all holders of SAFEs, based on their respective Purchase Amounts.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Issuer's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code (the "Bankruptcy Code"), or (iv) any other liquidation, dissolution or winding up of the Issuer (excluding a Liquidity Event), whether voluntary or involuntary.

Termination

This SAFE will terminate upon the earlier of (i) the issuance of CF Shadow Series units to the Investor following an Equity Financing or a Liquidity Event, or (ii) the payment or setting aside of amounts due to the Investor in connection with a Liquidity Event or Dissolution Event.

Pro-Rata Rights of Major Investors

Investors who invest $50,000 or more (each a "**Major Investor**") will be entitled to pro-rata rights in future securities offerings by the Issuer. These pro-rata rights allow Major Investors to purchase their proportionate share of any new Equity Securities issued in subsequent financings, thereby preventing dilution of their ownership interest. The pro-rata share is calculated based on the ratio of the number of units of Equity Securities owned by the Major Investor immediately prior to the new issuance to the total number of outstanding Equity Securities on a fully diluted basis. However, these pro-rata rights will be subject to customary exceptions.

Voting and Control

The Investor has no voting rights associated with this SAFE or the securities issuable upon its conversion, unless otherwise provided by the Issuer's governing documents.

Anti-Dilution Rights

This SAFE does not include any anti-dilution protections. This means that future equity issuances or other events may dilute the ownership percentage the Investor receives upon conversion. For the anti-dilution rights of Major Investors, please see the section titled "*Pro-Rata Rights of Major Investors*", above, and the SAFE agreement.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Issuer; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Issuer with an opinion of counsel reasonably satisfactory to the Issuer stating that a registration statement is not necessary to effect such transfer; provided, however, that all transfers of the Securities upon conversion into CF Shadow Securities must be made in accordance with the terms and conditions of the Issuer's Operating Agreement then in effect.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

Other Material Terms

- The Issuer does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Issuer cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

Authorized Capitalization

The Issuer has authorized two classes of securities, Class A Units and Class B Units. Please refer to the section titled "*Capitalization and Ownership*" below for information on the capitalization of the Issuer.

COMMISSION AND FEES

Cash Commission

At the conclusion of the Offering, the Issuer shall pay the Intermediary a fee of five percent (5%) of the dollar amount raised in the Offering.

Other Compensation

The Intermediary will receive no other compensation upon the closing of the Offering.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C/A. In addition to the risks specified below, the Issuer is subject to the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Issuer's Business and Industry

We have a limited operating history, making it difficult to evaluate our performance and potential for success.

The Issuer is an early-stage company with a limited operating history, which presents inherent risks. Our business model and projections are based on assumptions that may not reflect actual results. Prospective investors should evaluate our potential in light of the challenges, uncertainties, and complexities commonly associated with early-stage companies. There is no guarantee that we will succeed in implementing our business plan or that we will become profitable.

As an early-stage company, there is no guarantee we will achieve or maintain profitability.

The Issuer is in the early stages of implementing its business strategy. As with many early-stage companies, we face numerous risks, challenges, and uncertainties in attaining profitability. There can be no assurance that our efforts will yield sustainable revenue or profits. Our ability to succeed depends on our capacity to overcome the problems, expenses, and complications that commonly affect early-stage businesses.

Global crises, including pandemics and geopolitical events, may significantly impact our business and financial projections.

Unforeseen global events, such as pandemics, health crises, and geopolitical conflicts, could materially affect our operations and financial results. For instance, the COVID-19 pandemic highlighted the vulnerability of the hospitality industry to public health restrictions and reduced travel. Future crises could lead to reduced consumer demand, interruptions in supply chains, and increased operating costs, making it challenging to meet revenue targets or attract the necessary funding.

The capital raised in this offering may be insufficient to fully implement our business plan.

Our ability to achieve our operational and financial objectives may require capital beyond what we expect to raise in this Offering. If we are unable to secure additional funding on favorable terms, our ability to execute our business plan could be jeopardized, potentially forcing us to curtail operations, seek alternative funding sources, or cease operations entirely, resulting in a loss of investment.

We may encounter difficulties in raising additional capital, which could impede our growth and operations.

Our business plan relies on our ability to secure sufficient capital to meet future needs. Limited operating history, combined with the inherent risks in our business model, may impact our ability to attract additional funding. If we fail to secure the required capital, we may be forced to delay or scale back initiatives, which could negatively affect our business prospects, financial condition, and operational stability.

We may explore additional business lines or services, which could introduce new risks and operational challenges.

As an early-stage entity, we may pursue new revenue streams or expand into additional services that align with our mission. However, these expansions could introduce operational and financial risks, particularly if the market for these new offerings is underdeveloped or not aligned with our brand. Any unsuccessful foray into new business areas could result in significant expenses and could harm our overall financial performance.

We rely on third-party suppliers and contractors for essential components and services, creating dependency risks.

Our operations depend on external suppliers and contractors for various goods and services. Delays or quality issues with these suppliers could affect our operations and ability to deliver quality service. In cases where specific items or services are sourced from a limited pool of providers, disruptions or price increases could affect our profitability and overall business performance.

Our business relies on certain intellectual property rights, which may not provide adequate protection against competition.

The Issuer depends on intellectual property rights, including trademarks, to differentiate its brand and services. Despite efforts to protect these rights, there is no guarantee that they will afford sufficient competitive advantage or that others will not circumvent, invalidate, or otherwise challenge them. The unauthorized use or infringement of our intellectual property by competitors could impair our competitive position and reduce our market share.

The success of our business depends on the skills and expertise of our management team and key personnel.

We rely heavily on the skills, knowledge, and relationships of our key executives and managers, especially the managers, officers and key persons referenced in this Form C/A. The departure of any of these individuals could adversely impact our business operations, financial condition, and growth potential. Furthermore, we do not carry "key person" insurance policies to protect against the loss of these individuals.

Damage to our reputation could severely impact our business operations and financial condition.

Our brand reputation is a critical asset that influences customer loyalty, vendor relationships, and market perception. Negative publicity, whether justified or not, could harm our reputation and business. In particular, social media and digital platforms allow for rapid dissemination of information, making it difficult to manage our reputation in real time. Any negative public perception could materially impact our financial performance.

We may be vulnerable to cybersecurity threats and data breaches, which could disrupt operations and harm our reputation.

Our business depends on the security of our information technology systems and the protection of sensitive data. Cybersecurity threats, including data breaches and ransomware attacks, pose risks to our operational continuity and could lead to the compromise of confidential customer and company information. Any breach could result in operational disruptions, legal liabilities, and reputational damage, which would adversely affect our business.

The security and privacy of our customer and employee data are subject to increasingly stringent regulations, which may increase our costs.

Our operations require the collection, handling, and storage of personally identifiable information. Compliance with evolving data privacy laws and regulations imposes operational and financial obligations. Any security breaches or data privacy violations could expose us to significant liabilities, regulatory penalties, and reputational damage, adversely affecting our ability to attract and retain customers.

Our status as a privately held company means we may not have the same level of financial controls as a public company.

As a private company, we may lack the robust internal financial controls required by public companies under the Sarbanes-Oxley Act of 2002, as amended. Without these controls, we could be more vulnerable to financial misstatements or other errors, which could affect investor confidence and the accuracy of our financial reporting.

We operate in a highly regulated industry, and any failure to comply with applicable laws could adversely affect our business.

The hospitality, coworking, and real estate sectors are subject to extensive federal, state, and local regulations. Non-compliance with these regulations, which include health and safety standards, employment laws, and environmental codes, could lead to fines, license suspension, or revocation. The cost of maintaining compliance may increase as regulatory requirements evolve, which could impact our financial condition.

Our business model depends on a consistent level of local demand for coworking, lodging, and event space, which may fluctuate.

Our revenue projections rely on steady demand for coworking memberships, lodging rentals, and event hosting. If demand for these services decreases due to shifts in economic conditions, changes in consumer preferences, or the availability of alternative workspaces and venues, we may not achieve anticipated revenue levels. A prolonged decline in demand could severely impact our financial health and prospects for growth.

We are vulnerable to adverse economic and market conditions that could reduce consumer and business spending.

The coworking, hospitality, and event industries are closely linked to economic conditions and consumer confidence. Economic downturns, inflation, rising interest rates, and reductions in disposable income or business budgets may decrease demand for our services. These factors could negatively impact our ability to generate revenue, achieve profitability, and secure additional capital for growth.

Our reliance on real estate assets exposes us to the risks of property devaluation and illiquidity.

Our business model involves investments in real estate, which can fluctuate in value and may not be easily liquidated. Market downturns, local economic changes, or neighborhood redevelopment could reduce the market value of our property assets, limiting our ability to sell or leverage them in the future. These risks could result in financial losses or delay returns to investors.

Seasonality and fluctuating demand could lead to unpredictable revenue streams.

Our business may experience seasonal fluctuations in demand, especially in coworking and event spaces, which are often tied to regional and economic cycles. Variations in demand throughout the year could lead to periods of lower-than-expected occupancy and revenue, impacting our cash flow and profitability. Additionally, seasonality could affect our ability to accurately forecast revenues and allocate resources effectively.

Our success depends on our ability to attract and retain members and tenants for our coworking and rental spaces.

A key component of our revenue is dependent on our ability to attract and retain coworking members and tenants for our rental units. If we are unable to maintain high occupancy rates, or if members choose other coworking options, our business and financial condition may be adversely impacted. Additionally, as coworking memberships are often short-term, we may face increased turnover, leading to inconsistent revenue streams.

The coworking industry is highly competitive, and increased competition could adversely affect our market share and profitability.

We operate in a competitive industry with many well-established coworking providers and alternative spaces available to potential members. Larger coworking companies or local competitors with significant resources may offer incentives, amenities, or lower prices that we may not be able to match, which could result in a loss of market share. Competitive pressures may also force us to lower our prices or increase our costs, impacting our profitability.

We may incur unexpected costs and liabilities associated with operating a historic property.

Our facility is a historic building, which may require specialized maintenance, repairs, and compliance with preservation standards. Unexpected costs for repairs, renovations, or compliance with historic preservation regulations could be substantial. These expenses may exceed our projections, negatively affecting our financial position and requiring us to allocate additional resources to maintain the property.

Changes in local government policies and tax regulations could adversely impact our operations.

Local government policies and tax regulations can impact real estate investments, particularly in areas designated as historic or mixed-use. Changes in property tax rates, zoning laws, or real estate investment incentives may increase our operating costs or limit our ability to operate profitably. These changes could also affect our ability to attract or retain tenants, negatively impacting revenue.

The success of our marketing efforts and brand reputation is critical to our growth.

Our business depends on establishing a strong brand and attracting members, tenants, and event customers. Any negative publicity or failure to maintain high customer satisfaction could damage our reputation and lead to decreased occupancy and revenue. Additionally, effective marketing strategies and brand positioning are necessary to build awareness and compete in a crowded market. Failure to execute these strategies could impede our growth and profitability.

Changes in environmental regulations could increase our operational costs and affect our financial results.

Our operations, particularly those related to property management and event hosting, are subject to environmental regulations that may become more stringent over time. Compliance with such regulations, including those governing waste disposal, emissions, and energy efficiency, may increase our operational costs. Non-compliance or changes in these regulations could result in fines, penalties, or restrictions on our ability to operate, adversely impacting our business.

The demand for coworking spaces may be impacted by remote work trends and evolving workplace preferences.

Shifts in workplace trends, particularly the increasing prevalence of remote work and flexible schedules, could reduce demand for traditional coworking spaces. As companies adjust to hybrid or fully remote work models, demand for coworking memberships and office rentals may decline. If we are unable to adapt to these changing preferences or develop alternative revenue streams, our financial performance could be negatively impacted.

We may experience operational disruptions due to supply chain issues, labor shortages, or other external factors.

Our business is dependent on reliable access to goods, services, and skilled labor to maintain our facilities and provide a quality experience for customers. Supply chain disruptions, labor shortages, or inflationary pressures could increase costs, delay repairs or renovations, and impact our ability to deliver consistent service. These factors may also lead to higher operational costs or reduce our profitability.

Failure to secure necessary licenses, permits, and insurance coverage could impede our ability to operate.

We are subject to a variety of licenses, permits, and insurance requirements to operate our coworking, lodging, and event facilities. Failure to obtain or maintain necessary licenses or insurance coverage could limit our ability to operate or result in fines, legal action, or loss of our right to conduct certain business activities. These factors could materially impact our business and lead to financial losses.

Natural disasters, climate change, or other environmental risks could adversely impact our property and operations.

Our facility is exposed to risks from natural disasters, such as hurricanes, floods, and other extreme weather events. Climate change may increase the frequency and severity of these events, which could result in property damage, increased insurance costs, or operational disruptions. Additionally, climate change regulations or environmental sustainability requirements could increase our operating expenses and reduce profitability.

Any inability to effectively manage growth and scale our operations could adversely impact our business.

Our growth strategy relies on expanding and managing multiple revenue streams. Rapid growth or expansion could strain our resources, management, and infrastructure, leading to inefficiencies or operational difficulties. If we fail to manage growth effectively, our financial performance and ability to achieve long-term profitability could be adversely affected.

We face risks associated with expanding our business model and managing multiple revenue streams.

The New LaVilla combines coworking, event, lodging, and retail spaces, each of which has unique operational requirements. Expanding and managing these diverse revenue streams may lead to operational complexities that strain our management and resources. If we cannot effectively integrate and oversee each business component, our efficiency and profitability could be adversely impacted.

We may experience challenges due to limited liquidity and the illiquid nature of real estate assets.

Real estate is inherently illiquid, and we may be unable to quickly sell our property or access funds tied up in our assets. This lack of liquidity could impact our ability to respond to operational needs or financial emergencies, potentially affecting our financial stability and limiting cash available for growth or distributions.

Our operations may be negatively impacted by unexpected increases in property-related expenses.

In addition to routine operational costs, we may face unexpected expenses related to property maintenance, utilities, or compliance with building codes. If such costs increase more than anticipated, they could erode our profit margins and reduce our ability to allocate funds toward business growth or investor returns.

Dependence on local economic conditions makes our business sensitive to regional downturns.

Our operations are concentrated in Jacksonville, making us vulnerable to changes in local economic conditions. Factors such as shifts in employment rates, property values, or population demographics could reduce demand for our services, negatively impacting revenue and limiting our growth potential.

Our reliance on third-party booking and reservation platforms may increase costs and reduce profitability.

To attract bookings for our lodging and event spaces, we may rely on third-party platforms that charge commission fees. Any increase in these fees or dependence on these platforms could reduce our profit margins. Changes in their policies or algorithms could also affect our visibility, impacting occupancy and revenue.

We may be affected by increases in utility costs and other essential services necessary to operate our facility.

Our operations depend on reliable access to utilities and essential services, including electricity, water, and internet. Any increase in utility costs or interruption in these services, whether due to regulatory changes, shortages, or natural disasters, could lead to increased expenses or operational disruptions, impacting profitability.

Our property is subject to environmental risks that may require costly remediation efforts.

As a property owner, we may face environmental risks, such as exposure to hazardous materials, that could require remediation efforts. If such risks materialize, they may lead to substantial costs and legal liabilities that could impair our financial condition and affect our ability to continue operations.

Our business model may be impacted by evolving trends in remote work and hybrid workspaces.

The rise of remote work and hybrid office models may affect demand for traditional coworking spaces. If trends in workspace use continue to shift, our revenue projections may be impacted, especially if demand decreases for coworking memberships or short-term office rentals.

Changes in the tax treatment of real estate investments or incentives could affect our financial results.

Our business relies on certain tax treatments and real estate incentives, which may be subject to changes in federal, state, or local tax policies. If these incentives are reduced or eliminated, or if new tax liabilities are introduced, it could increase our expenses and reduce the profitability of our operations.

Dependence on tourism and courthouse traffic makes us vulnerable to shifts in visitor behavior.

Our business plan depends on foot traffic from tourists and visitors to nearby destinations, including the courthouse. If these visitor patterns shift, whether due to external economic conditions, local development changes, or tourism trends, it may negatively affect demand for our lodging, event spaces, and coworking offerings.

Our lack of control over nearby development and infrastructure projects could impact our business.

Our facility's success may depend on local development, including improvements to nearby infrastructure or growth in the surrounding area. We have no control over these external developments, and if nearby projects fail to proceed or detract from the area's appeal, it may impact our ability to attract tenants and customers.

Our business may face unforeseen liabilities associated with historic property ownership.

Owning and operating a historic property carries risks related to unexpected structural issues, maintenance requirements, or restoration costs that may not be covered by insurance. Unforeseen liabilities may require substantial capital expenditures, which could divert funds from other business activities and impact our profitability.

Rising labor costs or difficulty finding skilled employees could affect our operational efficiency.

The hospitality and coworking industries require skilled staff to deliver quality service. Rising labor costs or difficulties in recruiting qualified employees may increase operational expenses, lead to service disruptions, and ultimately impact our ability to provide a positive customer experience.

Our financial performance may be impacted by fluctuations in interest rates and credit availability.

Our ability to finance and refinance debt is impacted by fluctuations in interest rates and the availability of credit. Rising interest rates or limited access to financing could increase our borrowing costs, affecting cash flow and reducing available funds for operational expenses or distributions to investors.

We may be unable to meet investor expectations or achieve projected financial returns.

Our financial projections are based on various assumptions, including occupancy rates, demand, and pricing stability. If actual results differ from these projections due to market fluctuations, operational challenges, or other factors, we may be unable to meet Investor expectations, impacting the perceived value of their investment.

Risks Related to the Offering

The units of SAFE will not be freely tradable until one year from the initial purchase date. Although the units of SAFE may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the units of SAFE. Because the units of SAFE have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the units of SAFE have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the units of SAFE may also adversely affect the price that you might be able to obtain for the units of SAFE in a private sale. Investors should be aware of the long-term nature of their investment in the Issuer. Each Investor in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Investors will not become equity holders until the Company decides to convert the Securities into CF Shadow Securities or until there is a change of control or sale of substantially all of the Company's assets.

Investors will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Investors may never become equity holders of the Company. Investors will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities into CF Shadow Series Securities. The Company is under no obligation to convert the Securities into CF Shadow Securities (the type of equity Securities Investors are entitled to receive upon such conversion). In certain instances, such as a sale of the Company or substantially all of its assets, an IPO or a dissolution or bankruptcy, the Investors may only have a right to receive cash, to the extent available, rather than equity in the Company.

Investors will not have voting rights, even upon conversion of the Securities into CF Shadow Securities; upon the conversion of the SAFE to CF Shadow Securities (which cannot be guaranteed), holders of Shadow Securities will be required to enter into a proxy with the intermediary to ensure any statutory voting rights are voted in tandem with the majority holders of whichever series of securities the Shadow Securities follow.

Investors will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities (which the occurrence of cannot be guaranteed). Upon such conversion, CF Shadow

Securities will have no voting rights and even in circumstances where a statutory right to vote is provided by state law, the CF Shadow Security holders are required to enter into a proxy agreement with the Intermediary ensuring they will vote with the majority of the security holders in the new round of equity financing upon which the Securities were converted. For example, if the Securities are converted upon a round offering Series B Preferred Units, the Series BCF Shadow Security holders will be required to enter into a proxy that allows the Intermediary to vote the same way as a majority of the Series B Preferred Members vote. Thus, Investors will never be able to freely vote upon any manager or other matters of the Company. In addition, Investors are required to enter into the Company's Operating Agreement then in effect upon conversion of the Securities into CF Shadow Securities and shall be bound by the terms thereof relating to ownership of the CF Shadow Securities.

Investors will not be entitled to any inspection or information rights other than those required by Regulation CF.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders.

Investors will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Investors will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing, and Investors have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may the Investors demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions. In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among others, the Risk Factors discussed above.

Equity securities acquired upon conversion of SAFE securities may be significantly diluted as a consequence of subsequent financings.

The Company equity securities will be subject to dilution. The Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from SAFE conversion will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Company. The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, the Company may have to raise additional capital at a price unfavorable to the existing investors. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

Equity securities issued upon conversion of the Company SAFE securities may be substantially different from other equity securities offered or issued at the time of conversion.

The Company may issue to converting SAFE holders equity securities that are materially distinct from equity securities it will issue to new purchasers of equity securities. This paragraph does not purport to be a complete summary of all such distinctions. Equity securities issued to SAFE Investors upon their conversion of the Company SAFE securities will be distinct from the equity securities issued to new purchasers in at least the following respects - to the extent such equity securities bear any liquidation preferences, dividend rights, or anti-dilution protections, any equity securities issued at the Conversion Price (as provided in the SAFE Agreements) shall bear such preferences, rights, and protections only in proportion to the Conversion Price and not in proportion to the price per share paid by new investors in the equity securities. The Company may not provide converting SAFE Investors the same rights, preferences, protections, and other benefits or privileges provided to other purchasers of Company equity securities.

There is no present market for the Securities, and we have arbitrarily set the price.

The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

In a dissolution or bankruptcy of the Company, Investors will not be treated as priority debt holders and therefore are unlikely to recover any assets in the event of a bankruptcy or dissolution event.

In a dissolution or bankruptcy of the Company, Investors in the Securities which have not been converted will be entitled to distributions as described in the SAFE. This means that such Investors will be at the lowest level of priority and will only receive distributions once all creditors as well as holders of more senior securities, including any preferred members, have been paid in full. If the Securities have been converted into CF Shadow Securities, the Investors will have the same rights and preferences (other than the ability to vote) as the holders of the Securities issued in the equity financing upon which the Securities were converted subject to the terms of the Company's Operating Agreement then in effect. Neither holders of SAFE nor holders of CF Shadow Securities can be guaranteed a return in the event of a dissolution event or bankruptcy.

While the SAFE provides for mechanisms whereby a SAFE holder would be entitled to a return of their purchase amount, if the Company does not have sufficient cash on hand, this obligation may not be fulfilled.

In certain events provided in the SAFE, holders of the SAFE may be entitled to a return of their principal amount. Despite the contractual provisions in the SAFE, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, Investors should not assume that they are guaranteed a return of their investment amount.

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C/A is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C/A, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C/A and the accompanying exhibits.

The Issuer's management may have broad discretion in how the Issuer uses the net proceeds of the Offering.

Unless the Issuer has agreed to a specific use of the proceeds from the Offering, the Issuer's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Issuer has the right to limit individual Investor commitment amounts based on the Issuer's determination of an Investor's sophistication.

The Issuer may prevent any Investor from committing more than a certain amount in this Offering based on the Issuer's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Issuer's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Issuer's determination.

The Issuer may not reach the Target Offering Amount.

If the Issuer does not meet the Target Offering Amount by the Offering Deadline, no Securities will be issued, and all committed funds will be returned to Investors without interest or deduction. This could delay or prevent the Issuer from executing its business plan, leaving the Issuer undercapitalized and unable to meet its goals.

The Issuer has the right to extend the Offering Deadline.

The Issuer may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Issuer attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Issuer extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Issuer receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Issuer receives the Target Offering Amount, at which time it will be released to the Issuer to be used as set forth herein. Upon or shortly after the release of such funds to the Issuer, the Securities will be issued and distributed to you.

The Issuer may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Issuer can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Issuer may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Issuer has the right to conduct multiple closings during the Offering.

If the Issuer meets certain terms and conditions, an intermediate close (also known as a rolling close) of the Offering can occur, which will allow the Issuer to draw down on seventy percent (70%) of Investor proceeds committed and captured in the Offering during the relevant period. The Issuer may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

The Issuer may have conflicts of interest with the Intermediary.

The Issuer may have existing business relationships or affiliations with the Intermediary facilitating this Offering. These relationships could create conflicts of interest and may result in preferential treatment that is not aligned with the best interests of Investors, potentially affecting the fairness and objectivity of the Offering.

Risks Related to the Securities

The Securities will not be freely tradable until one year after the Securities are issued. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF beginning one year following the issuance of the Securities (subject to the transfer restrictions set forth in the Issuer's Operating Agreement). It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Issuer. Each Investor in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Investors will not have voting rights,

Investors will not have the right to vote upon matters of the Issuer, except as expressly provided for in the Operating Agreement of the Issuer. Investors will never be able to freely vote upon any manager or other matters of the Issuer, except as expressly provided for in the Operating Agreement. The Securities are non-voting, except as otherwise set forth in the Operating Agreement or as required by applicable law.

Investors will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Investors will be able to demand repayment of their investment. Only in limited circumstances, such as a liquidity event, may the Investors demand payment and even then, such payments will be limited to the amount of cash available to the Issuer and subject to the terms of the Operating Agreement.

The Issuer may never undergo a liquidity event.

The Issuer may never undergo a liquidity event such as a sale of the Issuer or an IPO. If a liquidity event never occurs, the Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Issuer cannot predict whether the Issuer will successfully effectuate the Issuer's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

The Securities may be significantly diluted as a consequence of subsequent financings.

The Securities will be subject to dilution. The Issuer intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time. Such dilution may reduce the Investors' economic interests in the Issuer.

The amount of additional financing needed by the Issuer will depend upon several contingencies not foreseen at the time of this Offering. Each such round of financing (whether from Members of the Issuer or other investors) is typically intended to provide the Issuer with enough capital to reach the next major company milestone. If the funds are not sufficient, the Issuer may have to raise additional capital at a price unfavorable to the then existing Members, including the Investors. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Issuer. There can be no assurance that the Issuer will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

There is no present market for the Securities, and we have arbitrarily set the price.

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on its investment or that it will not lose its entire investment. For this reason, each Investor should read this Form C/A and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

The Operating Agreement may be amended and additional securities may be issued to other investors outside of this Offering without Investor consent.

The Issuer reserves the right to amend the Operating Agreement governing the Securities without obtaining consent from Investors under certain circumstances as set forth in Section 16.15 of the Operating Agreement. Additional securities outside of this Offering may be issued to future investors, including classes of securities that have superior rights and preferences to the Investors in this Offering as set forth in Section 9.1 of the Operating Agreement. This may subject the Investors to the dilution of their Member Interest in the Issuer.

There may be adverse tax consequences for Investors.

The purchase, ownership, and sale of the Securities may have tax consequences that vary depending on the individual Investor's personal tax situation. Investors should consult with their tax advisors regarding the potential tax consequences of this investment, as the Issuer does not provide tax advice.

There is no guarantee of future distributions to Investors.

The Issuer is under no obligation to make distributions to Investors, except as set forth in Section 10.2 of the Operating Agreement. Any distributions, if made, are subject to the Issuer's available cash flow, financial performance, and discretion of management. Investors should not expect regular or any distributions and should be prepared to hold the Securities for the long term without receiving a return on their investment.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C/A, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business

THE NEW LAVILLA, LLC is engaged in the acquisition, full renovation, and management of *The New LaVilla*, a historic landmark located in downtown Jacksonville, Florida. The Issuer acquired the future location of *The New LaVilla* at 318 N Broad Street in 2021, is currently under redevelopment with plans to be fully operational in 2026.

The Issuer conducts business in Jacksonville, Florida and will sell its services throughout Jacksonville, Florida and surrounding areas.

Business Plan

The New LaVilla Entrepreneurship Center and Coworking Spaces ("The New LaVilla") is a comprehensive small business development center located in the historic LaVilla district of downtown Jacksonville, directly across from the Federal Courthouse. The location is within a federally designated HUBZone, providing additional opportunities for economic growth and development.

The New LaVilla, situated in a 6,300 square foot designated historic landmark, is currently in the design phase, with full renovation and buildout expected to be completed by 2026. This investment opportunity may not only offer significant potential for revenue growth and a possible favorable return on investment, but also aligns with the small business and entrepreneurial development goals that may qualify for financial incentives from the City of Jacksonville's Downtown Investment Authority (DIA).

Once operational, The New LaVilla is planned to house a coffee shop, a gift shop, residences and flexible meeting and office spaces. The facility is expected to create approximately 23 full- and part-time staff, including three (3) key full-time roles: Facility Director, Community Manager, and Event/Marketing Manager. The Community Manager will oversee daily operations and manage member relations, while the Event/Marketing Manager will focus on driving event-related revenue, particularly from boutique weddings, office launch events, and networking receptions.

In addition, The New LaVilla Entrepreneurship Center aims to support three to five solo entrepreneurs who will provide services to coworking members and the general public. These entrepreneurs will be individuals seeking flexible part-time work as they continue to grow their own businesses. The center plans to offer a range of financial and business coaching, employment services, and training programs, available through both free and paid offerings.

A comprehensive description of the Issuer's business and business plan is provided in Exhibit E, attached hereto. Additionally, a marketing brochure for The New LaVilla is provided in Exhibit F, also attached hereto.

Customer Base

The New LaVilla Entrepreneurship Center and Coworking Spaces will primarily serve small business owners, freelancers, entrepreneurs, and remote workers who require flexible office space and professional services. The target customers are individuals and businesses seeking an affordable, collaborative workspace with short-term or long-term rental options. Additionally, The New LaVilla will attract event organizers and businesses looking to host boutique weddings, corporate events, and networking receptions. The center will also cater to solo entrepreneurs offering services to coworking members and the public. These diverse customer segments will benefit from The New LaVilla's resources, including business coaching, financial advising, and training programs, making it a valuable asset for those seeking to grow their ventures in a supportive community environment.

Intellectual Property

The Issuer has not applied for or registered any trademarks or patents at this time. Any intellectual property that the Issuer develops or utilizes in its business operations will be protected as trade secrets in accordance with applicable laws. The protection of such intellectual property will rely on the confidentiality of proprietary information and the Issuer's internal procedures to safeguard these trade secrets, rather than formal registration or patent filings.

Governmental/Regulatory Approval and Compliance

The Issuer is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Issuer is not subject to any current litigation or threatened litigation.

Governmental/Regulatory Approval and Compliance

The Issuer is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Issuer is not subject to any current litigation or threatened litigation.

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers, fees associated with bad actor checks, payment processing fees, and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees	5%	$7,500	5%	$61,750
Construction	75%	$112,500	77%	$950,950
Project Staffing	0%	$0	5%	$61,840
Marketing	0%	$0	3%	$37,050
General Working Capita	20%	$30,000	10%	$123,500
Total	**100%**	**$150,000**	**100%**	**$1,235,000**

The Issuer has discretion to alter the use of proceeds set forth above to adhere to the Issuer's business plan and liquidity requirements. For example, economic conditions may alter the Issuer's general marketing or general working capital requirements.

Set forth below are detailed descriptions of how we intend to use the net proceeds of this Offering for any category in excess of ten percent (10%) in the table above.

Construction – Proceeds will be allocated to the purchase and installation of furniture, fixtures, and equipment (FF&E) required to renovate and repurpose The New LaVilla property. This will include upgrades to lodging units, coworking and office spaces, retail areas, and event spaces. These renovations are necessary to meet modern operational standards, align with sustainability goals, and enhance functionality and appeal for the property's mixed-use purposes, fostering a vibrant community and entrepreneurial hub in downtown Jacksonville.

General Working Capital – A portion of the proceeds will be reserved for general working capital purposes, including but not limited to, initial wages for staff, legal and accounting fees, real estate consultant fees, administrative expenses, day-to-day operational expenses, and other capital expenditures essential to the successful management and operation of The New LaVilla property.

MANAGERS, OFFICERS AND KEY PERSONS

The managers, officers, and key persons of the Issuer are listed below along with all positions and offices held at the Issuer and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Issuer	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Valecia Dunbar	Founder, Manager and President/CEO	Manager/President/CEO, The New LaVilla, LLC, December 2021 to Present Responsibilities: Overseeing project development, strategic partnerships, and operations, managing construction, ensuring regulatory and preservation compliance, driving business model execution across revenue streams, and maintaining financial oversight and investor relations to support the project's community-focused mission and growth. President and CEO, The Center for Confidence, LLC from February 2016 to Present. Responsibilities: Leading the organization's strategic direction, developing and implementing programs to foster leadership and confidence, managing client relations and business development, overseeing operational efficiency, and promoting the company's mission to empower individuals and organizations through personal and professional growth initiatives.	University of Florida, Bachelor of Science, Communication, Journalism and Related Programs (1990) University of Maryland University College, Doctor of Management (2012)
Ray Evans	iDesign Architectural Services Design Consultant	iDesign Architectural Services Design Consultant, The New LaVilla, LLC, 2022 to Present Responsibilities: Architect of record and lead designer responsible to site drawings and designs, fire and safety code investigation and compliance. Founder and President, iDesign Architectural Services, Inc., August 2003 to Present Responsibilities: Overseeing business operations, leading project design and execution from concept to completion, managing client relationships, and ensuring innovative, sustainable architectural solutions that meet high standards of design and functionality.	Hampton University, Master of Architecture (1983)
Billy Boulware	Financial Manager, Independent Contractor	Financial Manager, The New LaVilla, LLC, December 2021 to Present Responsibilities: Overseeing budgeting, financial planning, and reporting, managing cash flow and	University of South Florida, Bachelor of Science,

		compliance, analyzing financial data to inform strategic decisions, monitoring expenditures, optimizing revenue streams, and collaborating with leadership to drive sustainable growth. Business Development Specialist, The Center for Confidence, December 2017 to present Responsibilities: Expanded customer base by identifying needs, developing solutions, and delivering client-centered services. Utilized knowledge of industry trends to create value-added solutions and approaches for target audiences. Compiled service and customer data to generate informed profit projections. Reduced outstanding account balances by 80% through the standardization of invoicing and collections processes.	Chemistry and Economics (2000)
Mary Tappouni	Certified General Contractor, Independent Contractor	Certified General Contractor, The New LaVilla, LLC, June 2022 to Present Responsibilities: Lead contractor responsible for full coordination of project team, professional services, permitting and preparing applications for city incentives. Breaking Ground Contracting, President, December 1997 to Present Responsibilities: Leads the company's sustainable construction initiatives, specializing in budgeting and environmental stewardship, providing clients and students with practical guidance on green building practices, leveraging her certifications in Florida Green Building Coalition, Green Globes, and Leadership in Energy and Environmental Design, to promote sustainability across all operations.	University of North Florida, Bachelor of Arts, Construction, Finance/Real Estate (1997) University of North Florida, Associate in Arts, Construction (1992)
Brooke A. Robbins	Principal Architect & Interior Designer	Architect and Interior Designer, The New LaVilla, LLC, June 2024 to Present Responsibilities: Architect and interior designer for code research and review, interior design sketches and product sourcing. Principal Architect and Interior Designer, Robbins Design Studio, P.A., November 2016 to Present Responsibilities:	University of Florida, Masters, Architecture (May 2003) University of Florida Vincenza Institute of Architecture, Study Abroad Program, Architecture (2002)

		Managing project development from schematics to construction administration across corporate, medical, educational, hospitality, military, and design-build sectors, integrating architectural and interior design elements with sustainable Leadership in Energy and Environmental Design (LEED) practices to meet client goals and ensure high-quality, functional outcomes.	University of Florida, Bachelors, Architecture in Design (May 2000) University of Florida Vincenza Institute of Architecture, Study Abroad Program, Architecture (1999)

Indemnification

Indemnification is authorized by the Issuer to Managers, Officers, Members, or agents acting in their professional capacity pursuant to Florida law and provided for in Section 5.8 of the Operating Agreement. The Managers, Officers, or agents will not be liable or accountable in damages to the Issuer or any Member for any act or omission in connection with carrying on the business and purposes of the Issuer unless such act or omission constitutes a breach of the duty of loyalty, bad faith, intentional misconduct, a knowing violation of law, or a transaction from which such person derived an improper personal benefit. Further, the Issuer will defend and hold harmless the Managers, Officers, or agents for any act or omission in connection with carrying on the business and purposes of the Issuer, except where such act or omission constitutes a breach of the duty of loyalty, bad faith, intentional misconduct, a knowing violation of law, or a transaction from which such person derived an improper personal benefit. Indemnification includes expenses such as attorney's fees, and in certain circumstances, judgments, fines, and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits, or proceedings involving such person. Any advancement of expenses must be repaid to the Issuer if a final determination is made in a binding arbitration or non-appealable court order that such person is not entitled to indemnification under the Operating Agreement.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Issuer's authorized Units consists of 20,000,000 Class A Units of which 10,000,000 Class A Units are issued and outstanding (the "**Common Interests**") and 5,000,000 Class B Units of which 0 Class B Units are issued and outstanding (the "**Preferred Interests**").

Outstanding Capital Interests

As of the date of this Form C/A, the Issuer's outstanding Capital Interests consists of:

Type	Common Interests
Amount Outstanding	10,000,000
Par Value Per Unit	N/A
Voting Rights	1 vote per unit
Anti-Dilution Rights	None.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Manager may decide at some point in the future to issue additional Units, which may dilute the value of the Securities.
Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering if convertible securities).	100%

Outstanding Options, SAFEs, Convertible Notes, Warrants

As of the date of this Form C/A, the Issuer has no additional securities outstanding.

Outstanding Debt

As of the date of this Form C/A, the Issuer has the following debt outstanding:

Type	Legal Fees
Creditor	The Coleman Law Firm, LLC
Amount Outstanding	$19,952
Interest Rate and Amortization Schedule	N/A
Description of Collateral	N/A
Other Material Terms	Outstanding billings, if any, will be paid at the closing of the Offering.
Maturity Date	N/A
Date Entered Into	July 15, 2024

Type	Property Refinancing
Creditor	Vystar Credit Union
Amount Outstanding	$148,112
Interest Rate and Amortization Schedule	**Fixed Rate Term:** 120 Months **Fixed Interest Rate:** During the fixed rate term, the interest rate is 5.54%. **Payment Terms:** Monthly payments are based upon a 25-year amortization. The first 24 months of the loan term is interest-only payments. After this specified time, the loan payment will be based on principal and interest payments for the remainder of the term.
Description of Collateral	A first mortgage lien, including assignment of rents and leases, on land and improvements located at 318 N Broad Street, Jacksonville, FL 32202. Duval County Parcel ID: 074557-0000.
Other Material Terms	Principal and interest payments under this Note shall be made in lawful money of the United States of America at the office of the Holder in Jacksonville, Florida, or at such other place as the Holder may designate in writing, as follows: (a) for a period of 24 months beginning on May 1, 2023, and continuing on the same day of each month thereafter, Maker shall pay to Holder accrued interest only; (b) thereafter, beginning on May 28, 2025, and continuing on the same day of each month thereafter, principal and interest shall be paid in consecutive equal monthly installments of $924.72 each, the amount which would fully amortize the Principal Amount over a 25-year amortization period; and (c) the entire remaining indebtedness evidenced by this Note, together with accrued and unpaid interest, shall be due and payable on the Due Date (April 28, 2033). After maturity, this Note shall bear interest at 18% per annum (the "Default Rate"). This Note may be prepaid in full or in part at any time without penalty; provided however, Maker will reimburse Holder for closing costs in accordance with the February 3, 2023 revised March 14, 2023 Commitment Letter between the parties. Partial prepayments of principal shall be applied to required principal payments in inverse order of maturity. Maker agrees to pay a late charge equal to 5% of the amount of any payment not received by Holder within 10 days of the due date thereof. Holder earns any prepaid finance charges at the time the loan is made and no part of it will be refunded if Maker pays in full ahead of schedule.
Maturity Date	April 28, 2033

Date Entered Into	April 28, 2023

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Issuer's outstanding voting Equity Securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Valecia Dunbar	10,000,000, Class A Units	100%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C/A and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Cash and Cash Equivalents

As of April 31, 2025, the Issuer had an aggregate of **$3,150.40** in cash and cash equivalents, leaving the Issuer with approximately **5** months of runway. Runway is calculated by dividing cash-on-hand by average monthly net loss (if any).

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy.

In addition to this Offering, the Issuer may intend to conduct a separate private offering to accredited investors under Regulation D (the "Concurrent Offering"). No investors in this Offering, or potential investors who learned of the Issuer as a result of this Offering, will be permitted to invest in the Concurrent Offering except as otherwise agreed by Issuer and the Intermediary.

The Issuer currently does not have any additional outside sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations

The Issuer does not intend to make any material capital expenditures in the near future, other than as described in the section titled "*Use of Proceeds*".

Valuation

Although the Securities provide certain terms, the Intermediary has ascribed no pre-Offering valuation to the Issuer; the Securities are priced arbitrarily and the Issuer makes no representations as to the reasonableness of any valuation of the Securities.

Trends and Uncertainties

After reviewing the above discussion of the steps the Issuer intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Issuer of any delays in taking these steps and whether the Issuer will need additional financing to accomplish them.

Please see the financial statements attached as **Exhibit A** for subsequent events and applicable disclosures.

Material Changes and Other Information

The Issuer has amended its Form C to (i) extend the Offering Deadline from September 30, 2025 to December 31, 2025 and (ii) revise the Target Offering Amount from $250,000 to $150,000.

The Issuer has reviewed its financial condition as of the date of this amendment and has determined that there have been no material changes in its financial position or operations since the financial statements most recently provided in connection with this Offering. The reviewed financial statements covering the fiscal years ended December 31, 2024 and December 31, 2023, previously filed and attached hereto as Exhibit A, remain the most current financial statements available.

The Issuer has updated the Pitch Deck attached hereto as Exhibit E to reflect the following revisions:

- **Slide 18 – "Investment Opportunity"**: Added title to each level.
- **Slide 19 – "Illustrative Investment Scenarios"**: New slide added.
- **Slide 20 – "Founding Member Recognition and Perks"**: New slide added.
- **Slide 21 – "Founding Member Benefits"**: Updated to reflect a doubling of founding member benefits available through October 15, 2025

Previous Offerings of Securities

We have not made any offerings of securities within the last three years.

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Issuer may engage in transactions with related persons. Related persons are defined as any manager or officer of the Issuer; any person who is the beneficial owner of twenty percent (20%) or more of the Issuer's outstanding voting Equity Securities, calculated on the basis of voting power; any promoter of the Issuer; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Issuer will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any manager or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting Equity Securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Issuer has conducted the following transactions with related persons:

The Issuer has conducted no transactions that qualify for disclosure as conflicting interest with related persons transactions.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C/A CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Issuer, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Issuer to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any Investor should consult with its own counsel and advisors in evaluating an investment in the Offering and conduct independent due diligence.

The Issuer has certified that all of the following statements are TRUE for the Issuer in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Issuer is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

The Issuer is not subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

Ongoing Reporting

Following the first sale of the Securities, the Issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Issuer's fiscal year.

Once posted, the annual report may be found on the Issuer's website at https://thenewlavilla.com.

The Issuer must continue to comply with the ongoing reporting requirements until:

(1) the Issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Issuer has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Issuer has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Issuer or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Issuer liquidates or dissolves its business in accordance with applicable state law.

Neither the Issuer nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C/A do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C/A or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C/A. The Issuer is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C/A. The Issuer's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C/A or any other matter relating to the Securities described in this Form C/A, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Issuer will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the Issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form C/A to be signed on its behalf by the duly authorized undersigned.

THE NEW LAVILLA, LLC

(Issuer)

By:

/s/ Valecia Dunbar

(Signature)

Valecia Dunbar

(Name)

CEO and Sole Manager

(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C/A has been signed by the following persons in the capacities and on the dates indicated.

/s/ Valecia Dunbar

(Signature)

Valecia Dunbar

(Name)

Sole Manager

(Title)

September 29, 2025

(Date)

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of managers or persons performing similar functions.

2. The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements

THE NEW LAVILLA
FINANCIAL STATEMENTS
Year Ended December 31, 2024

TABLE OF CONTENTS

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Members

The New LaVilla

Jacksonville, FL 32202

I have reviewed the accompanying financial statements of The New LaVilla, which comprise the balance sheet as of December 31, 2024, and the related statements of income, equity and cash flows for the year then ended, and the notes to financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America (GAAP); this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of my procedures provide a reasonable basis for my conclusion.

I am required to be independent of The New LaVilla and to meet other ethical responsibilities, in accordance with the relevant ethical requirements related to my review.

Accountant's Conclusion

Based on my review, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Ernest l. Tomkiewicz CPA

Ernest L Tomkiewicz CPA PLLC

Concord, NH

April 1, 2025

THE NEW LAVILLA
Balance Sheet
As of December 31, 2024

		2024
ASSETS		
Current Assets		
Cash	$	2,078
Total Current Assets	$	**2,078**
Non-current assets		
Property (net)	$	150,000
Total Non-current Assets	$	**150,000**
TOTAL ASSETS	**$**	**152,078**
LIABILITIES		
Current Liabilities		
Note Payable-current	$	1,888
Total Current Liabilities	$	**1,888**
Non-current Liabilities		
Note Payable-non-current	$	148,112
Total Non-current Liabilities	$	**148,112**
TOTAL LIABILITIES	$	**150,000**
EQUITY		
Equity	$	2,078
TOTAL EQUITY	$	**2,078**
TOTAL LIABILITIES AND EQUITY	**$**	**152,078**

THE NEW LAVILLA
Statement of Equity
For the Year Ended 2024

		2024
EQUITY - BEGINNING		
Equity	$	1,631
TOTAL	$	1,631
Net Income/(Loss)	$	(13,567)
Equity Investment		14,014
TOTAL	$	447
EQUITY - ENDING	$	2,078

See accompanying notes and independent accountant's review report

THE NEW LAVILLA
Income Statement
For the Year Ended 2024

		2024
Revenue	$	-
Total Revenue	$	-
Operating Expenses		
Bank Fees	$	10
Interest		8,447
Property Taxes		3,628
Repairs and Maintenance		1,378
Software		105
Total Operating Expenses	$	13,568
Other Income		
Interest	$	1
NET INCOME (LOSS)	$	(13,567)

See accompanying notes and independent accountant's review report

THE NEW LAVILLA
Statement of Cash Flows
For the Year Ended 2024

		2024
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	(13,567)
(Increase) decrease from operating assets		-
Increase (decrease) from operating liabilities		-
Net cash used in operating activities	$	(13,567)
CASH FLOWS FROM INVESTING ACTIVITIES	$	
Net cash used in investing activities	$	-
CASH FLOWS FROM FINANCING ACTIVITIES		
Equity Investment	$	14,014
Net cash provided by financing activities	$	14,014
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	$	447
CASH AND CASH EQUIVALENTS, beginning of year	$	1,631
CASH AND CASH EQUIVALENTS, end of year	$	2,078

Interest paid	$	8,447

THE NEW LAVILLA
NOTES TO FINANCIAL STATEMENTS
December 31, 2024

NOTE A - DESCRIPTION OF BUSINESS

Nature of Operations and Revenue

The New LaVilla will house a coffee shop, gift shop, meeting, and office spaces. It will employ up to 23 employees including seven (4) full-time staff that include a Facility Director, Community Manager, Event Manager, and Marketing Manager. The Community Manager will be responsible for day-to-day management and member relations. The full-time Event Manager will be responsible for increasing event sales with a focus on boutique weddings and bridal showers, office launch events, and networking receptions.

Additionally, the Entrepreneurship Center will add three to five solo entrepreneurs who will assist coworking members and the public. The team of entrepreneurs consists of those in need of flexible part-time work while they grow their business. The Entrepreneurship Center will offer financial and business coaching, employment services and training through free and paid services. The New LaVilla is a single member limited liability company domiciled in the State of Florida.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

The Company considers cash, money market accounts and short-term, highly liquid investments with a maturity of three months or less, as cash in the financial statements. The balance of cash is held in FDIC insured bank accounts. There are no cash equivalents as of December 31, 2024. The Company’s cash balance is $2,078 at December 31, 2024.

Research and Development Costs

Research and development costs, when incurred in developing, inventing, and testing, are expensed when incurred. There are no research and development expenses for 2024.

Advertising and Marketing Costs

The cost of all advertising is expensed as incurred by the Company. Advertising costs for the year are $0.

Revenue recognition

The Company recognizes revenue from its contracts with customers in accordance with FASB Accounting Standards Update ("ASU"), No. 2014-09, Revenue from Contracts with Customers (Topic 606). The Company accounts for a contract when it has approval and commitment from both parties, the rights of the parties are identified, payment terms are established, the contract has commercial substance and collectability of consideration is probable. Revenue is recognized when control of the promised goods or service is transferred to the Company's customers, in an amount that depicts the consideration the Company expects to be entitled to in exchange for those goods or services. The Company includes, in the transaction price, some or all the variable consideration expected to be received on the promised good or service only to the extent that it is probable that a significant reversal amounting to cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved.

Fair Value Measurements

The Company has determined the fair value of certain assets and liabilities in accordance with United States generally accepted accounting principles (“GAAP”), which provides a framework for measuring fair value.

Financial Accounting Standards Board (“FASB”) guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions.

The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered.

Capitalization Policy

Assets over $5,000 are capitalized and depreciated, or amortized, according to Company depreciation/amortization policies.

Depreciation

Property and equipment are stated at cost, less accumulated depreciation. Depreciation is recorded using the straight-line method over the estimated useful lives of the assets, generally three to five years.

Taxes

The Company applies ASC 40 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any, and the change during the period in deferred tax assets and liabilities. The Company holds no provision for tax asset or liability as it is indeterminable whether future benefit would be attained from either.

ASC 740 also provides criteria for the recognition, measurement, presentation, and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

Leases

The Company follows FASB ASU No. 2017-02, "Leases (Topic 842)," which requires Companys that lease assets, referred to as "lessees," to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2017-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. As of December 31, 2023, the Company holds no leases which require recognition in the financial statements.

The Company uses the practical expedient authorized by ASU 2023-01- Leases (Topic 843)- Common Control, to determine the short-term classification of its leases. Under the expedient, the classification of a lease as short-term is based on the written terms of the agreement rather than the enforceable rights between the lease parties.

NOTE C – PROPERTY, NET

As of December 31, 2024, The Company held land which was purchased for $150,000.

NOTE D – LONG-TERM DEBT

The Company holds a note payable in the amount of $150,000 with an interest rate of 5.540% and secured by a property The Company purchased. For a period of 24 months, and ending on May 28, 2025, the loan payments are interest only. The following schedule are the principal payments due in future years:

2025	$1,888
2026	$2,966
2027	$3,134
2028	$3,312
2029	$3,501

Thereafter	$135,199
Total	$150,000

The following schedule are the interest payments due in future years:

2025	$8,270
2026	$8,131
2027	$7,962
2028	$7,784
2029	$7,596

NOTE E - AVAILABILITY AND LIQUIDITY

The following represents the Company's financial assets for the year ended December 31, 2024:

	2024
Cash	$2,078

For the year ended December 31, 2024, the Company reports working capital in the amount of $190. The average days cash on hand for the year ended December 31, 2024, is 5 days.

NOTE F – RISK MANAGEMENT AND UNCERTAINTY

Insurance

The Company is exposed to various risks of loss related to tort, theft of, damage to and destruction of assets, errors and omissions, and job-related illness or injuries to employees for which it carries commercial insurance to cover the risk of loss for both property and business liability. There are no known claims of incidents that may result in the assumption of material claims arising from potential losses as of December 31, 2023.

Legal

The Company, from time to time, may be involved with lawsuits arising in the ordinary course of business. In the opinion of the Company's management, any liability resulting from such litigation would not be material in relation to the Company's financial position, results of operations and cash flows. There is no pending or threatened litigation.

General

Business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, changes in regulations or restrictions on imports, competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations. As of December 31, 2023, the Company is operating as a going concern.

NOTE G – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company has not yet commenced principal operations and has not yet generated any revenue as of December 31, 2024. The Company's ability to continue is dependent upon management's plan to ensure profitable operations.

The Company's ability to continue as a going concern is also dependent upon its ability to obtain financing from investors sufficient to meet current and future obligations and deploy such capital to produce profitable operating results. No assurance can be given that the Company will be successful in these efforts. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE H - DATE OF MANAGEMENT'S REVIEW

In preparing the financial statements, The Company has evaluated events and transactions for potential recognition or disclosure through April 1, 2025, the date that the financial statements are available to be issued. There are no events that require additional disclosures.

EXHIBIT B

Form of SAFE

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE ISSUER RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

THE NEW LAVILLA, LLC

SAFE
(Simple Agreement for Future Equity)

THIS CERTIFIES THAT in exchange for the payment by the undersigned investor (the "**Investor**") of $__________ (the "**Purchase Amount**") on or about ______________, 2025, **THE NEW LAVILLA, LLC**, a Florida limited liability company (the "**Company**"), hereby grants to the Investor the right to acquire certain units of the Company's Equity Securities, subject to the terms and conditions set forth below.

The "**Discount**" is **20%**.

The "**Valuation Cap**" is **$2,000,000**.

See **Section 2** for certain additional defined terms.

1. ***Events***

(a) **Equity Financing**. If there is an Equity Financing before the expiration or termination of this instrument, the Company will automatically issue to the Investor a number of units of CF Shadow Series Equity Securities equal to the Purchase Amount divided by the applicable Conversion Price. In connection with the issuance of units of CF Shadow Series Equity Securities, as applicable, by the Company to the Investor pursuant to this Section 1(a): the Investor will execute and deliver to the Company all transaction documents related to the Equity Financing; *provided,* that such documents are the same documents to be entered into with the purchasers of Equity Securities, with appropriate variations for the CF Shadow Series of Equity Securities; and

(b) **Liquidity Event**. If there is a Liquidity Event before the expiration or termination of this instrument, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) automatically receive from the Company a number of units of Common Interests equal to the Purchase

Amount divided by the Liquidity Price, if the Investor fails to select the cash option, subject to the Investor's execution of the Company's Operating Agreement then in effect and such other documents as required by the Company.

In connection with Section 1(b), the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investor and holders of other SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and *pro rata* among the Cash-Out Investors in proportion to their Purchase Amounts, and the Cash-Out Investors will automatically receive the number of units of Common Interests equal to the remaining unpaid Purchase Amount divided by the Liquidity Price. In connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce, *pro rata*, the Purchase Amounts payable to the Cash-Out Investors by the amount determined by its board of managers in good faith to be advisable for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, and in such case, the Cash-Out Investors will automatically receive the number of units of Common Interests equal to the remaining unpaid Purchase Amount divided by the Liquidity Price.

(c) **Dissolution Event**. If there is a Dissolution Event before this instrument expires or terminates, the Company will pay an amount equal to the Purchase Amount, due and payable to the Investor immediately prior to, or concurrent with, the consummation of the Dissolution Event. The Purchase Amount will be paid prior and in preference to any Distribution of any of the assets of the Company to holders of outstanding Capital Interests by reason of their ownership thereof. If immediately prior to the consummation of the Dissolution Event, the assets of the Company legally available for distribution to the Investor and all holders of all other SAFEs (the "**Dissolving Investors**"), as determined in good faith by the Company's board of managers, are insufficient to permit the payment to the Dissolving Investors of their respective Purchase Amounts, then the entire assets of the Company legally available for distribution will be distributed with equal priority and *pro rata* among the Dissolving Investors in proportion to the Purchase Amounts they would otherwise be entitled to receive pursuant to this Section 1(c).

(d) **Termination**. This instrument will expire and terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this instrument) upon either (i) the issuance of Equity Securities in the CF Shadow Series to the Investor pursuant to Section 1(a); (ii) the issuance of units of Common Interests to the Investor pursuant to Section 1(b), if the cash-out option is not elected; or (iii) the payment, or setting aside for payment, of amounts due the Investor pursuant to Section 1(b) if the cash-out is elected or Section 1(c).

2. ***Definitions***

"**Capital Interests**" means the capital interests of the Company, including, without limitation, Common Interests and Preferred Interests.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Section 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of managers, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Common Interests**" means common limited liability company membership units of the Company or common stock of the Company, if the Company is restructured as a corporation, including the securities issuable upon the conversion of this instrument pursuant to Section 1(b). For purposes of this SAFE, "common limited liability company membership units" refers to those interests in the Company that, as of the relevant event, would be last to receive a repayment of all capital contributions made in respect of such interests.

"**Company Capitalization**" shall mean the aggregate number, as of immediately prior to the Equity Financing, of issued and outstanding units of Equity Securities, assuming full conversion or exercise of all convertible and exercisable interests then outstanding, including units of convertible Preferred Interests and all outstanding vested or unvested options or warrants to purchase Equity Securities, but excluding (i) the issuance of all units of Equity Securities reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any SAFEs, and (iv) any Equity Securities that are issuable upon conversion of any outstanding convertible promissory notes, SAFEs or other similar convertible instruments.

"**Conversion Price**" means either: (i) the SAFE Price or (ii) the Discount Price, whichever calculation results in a greater number of units of Equity Securities.

"**CF Shadow Series**" shall mean a series of Capital Interests that is identical in all respects to the shares of Capital Interests (whether Preferred Interests or another class issued by the Company) issued in the Equity Financing (e.g., if the Company sells Series A Preferred Units in an Equity Financing, the Shadow Series would be Series A-CF Preferred Units), except that:

(i) CF Shadow Series unit holders shall have no voting rights and shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the unit holders of the Company, except as provided for in the Company's Operating Agreement then in effect;

(ii) CF Shadow Series unit holders have no information or inspection rights, except with respect to such rights not waivable by laws and as expressly set forth in the Company's Operating Agreement then in effect.

"**Discount Price**" means the product of (i) the price per unit of Equity Securities sold in an Equity Financing and (ii) 100% less the Discount.

"**Direct Listing**" means the Company's initial listing of its common stock (other than shares of common stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital stock of the Company for resale, as approved by the Company's board of directors. For the avoidance of doubt, a Direct Listing will not be deemed to be an underwritten offering and will not involve any underwriting services.

"**Distribution**" means the transfer to holders of Equity Securities by reason of their ownership thereof of cash or other property without consideration whether by way of distribution, dividend or otherwise, other than distributions or dividends on Common Interests payable in Equity Securities, or the purchase or redemption of Equity Securities by the Company or its subsidiaries for cash or property other than: (i) repurchases of Equity Securities held by employees, officers, managers, directors or consultants of the Company or its subsidiaries pursuant to an agreement providing, as applicable, a right of first refusal or a right to repurchase units or shares upon termination of such service provider's employment or services; or (ii) repurchases of Equity Securities in connection with the settlement of disputes with any member or stockholder.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code (Bankruptcy Code), or (iv) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" shall mean the next sale (or series of related sales) by the Company of its Equity Securities to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than **$1,000,000** cash or cash equivalent (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Equity Securities, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Securities**" shall mean Capital Interests (whether Common Interests or Preferred Interests), any other capital or profits interest of the Company or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Interests or Preferred Interests, except in each case, (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any SAFEs issued.

"**Initial Public Offering**" means: (A) the completion of an underwritten initial public offering of Equity Securities by the Company pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Equity Securities by the Company to the public, which in each case results in such Equity Securities being listed and posted for trading or quoted on a recognized exchange; (B) the Company's initial listing of its Equity Securities (other than units of Equity Securities not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing Equity Securities of the Company for resale, as approved by the Company's board of managers (or directors, after a conversion of the Company to a corporation), where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Equity Securities of the Company.

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of units of the Company's Equity Securities (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) units of Equity Securities reserved and available for future grant under any equity incentive or similar plan; (ii) any SAFEs; (iii) convertible promissory notes; and (iv) any Equity Securities that are issuable upon conversion of any outstanding convertible promissory notes, SAFEs or similar instruments.

"**Liquidity Event**" means a Change of Control, a Direct Listing or an Initial Public Offering.

"**Liquidity Price**" means the price per unit equal to the Valuation Cap divided by the Liquidity Capitalization.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Company's Initial Public Offering and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Preferred Interests**" means the preferred limited liability company membership interests of the Company or preferred stock of the Company, if the Company is restructured as a corporation.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**SAFE**" means any simple agreement for future equity (or other similar agreement) which is issued by the Company for bona fide financing purposes and which may convert into Equity Securities in accordance with its terms.

"**Pro Rata Rights Agreement**" means a written agreement between the Company and a Major Investor giving the Major Investor a right to purchase its *pro rata* share of private placements of securities by the Company **occurring after the Equity Financing**, subject to customary exceptions. *Pro rata* for purposes of the Pro Rata Rights Agreement will be calculated based on the ratio of (1) the number of units of Equity Securities owned by the Investor immediately prior to the issuance of the securities to (2) the total number of shares of outstanding Equity Securities on a fully diluted basis, calculated as of immediately prior to the issuance of the securities.

"**SAFE Price**" means the price per unit equal to the Valuation Cap divided by the Company Capitalization.

3. ***Company Representations***

(a) The Company is a limited liability company duly organized, validly existing and in good standing under the laws of the state of its formation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b) The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to the Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current organizational documents; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c) The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d) No consents or approvals are required in connection with the performance of this instrument, other than: (i) approvals from the Company's members or board of managers; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of units of CF Shadow Series Equity Securities issuable pursuant to Section 1.

(e) To its knowledge, the Company owns or possesses (or can obtain on commercially reasonable terms) sufficient legal rights to all patents, trademarks, service marks, trade names, copyrights, trade secrets, licenses, information, processes and other intellectual property rights necessary for its business as now conducted and as currently proposed to be conducted, without any conflict with, or infringement of the rights of, others.

(f) If the Company, prior to the conversion of this instrument, is restructured as a corporation, then it shall reserve from its authorized but unissued shares of Equity Securities for issuance and delivery upon the conversion of this instrument, such number of shares of the Equity Securities as necessary to effect the conversion contemplated by this instrument, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the Equity Securities issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

(g) The Company is (i) not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act, (ii) not an investment company as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**"), and is not excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under Section 4(a)(6) of the Securities Act due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

(f) The Company has, or will shortly after the issuance of this instrument, engage a transfer agent registered with the U.S. Securities and Exchange Commission to act as the sole registrar and transfer agent for the Company with respect to the SAFE.

4. ***Investor Representations***

(a) The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b) The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c) The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor understands that this instrument and the securities to be acquired by the Investor hereunder have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Investor's representations as expressed herein.

(d) The Investor understands and acknowledges that as a SAFE investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

(e) The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(f) The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(g) The Investor is not (i) a citizen or resident of a geographic area in which the subscription of or holding of this instrument and the underlying securities is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. The Investor hereby represents and agrees that if the Investor's country of residence or other circumstances change such that the above representations are no longer accurate, the Investor will immediately notify the Company. The Investor further represents and warrants that it will not knowingly sell or otherwise transfer any interest in this instrument or the underlying securities to a party subject to U.S. or other applicable sanctions.

(h) If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation, purchase and payment for, and continued ownership of, its beneficial interest in this instrument and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction, including (i) the legal requirements within its jurisdiction for the purchase of its beneficial interest in this instrument; (ii) any foreign exchange restrictions applicable to such purchase; (iii) any governmental or other consents that may need to be obtained; and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of its beneficial interest in this instrument and the underlying securities. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to this instrument (and the Investor's beneficial interest therein) and the underlying securities.

(i) If the Investor is a corporate entity: (i) such corporate entity is duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to enter into this instrument; (ii) the execution, delivery and performance by the Investor of the instrument is within the power of the Investor and has been duly authorized by all necessary actions on the part of the Investor; (iii) to the knowledge of the Investor, it is not in violation of its current charter or bylaws, any material statute, rule or regulation applicable to the Investor; and (iv) the performance of this instrument does not and will not violate any material judgment, statute, rule or regulation applicable to the Investor; result in the acceleration of any material indenture or contract to which the Investor is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Purchase Amount.

(j) The Investor further acknowledges that it has read, understood, and had ample opportunity to ask Company questions about its business plans, "Risk Factors," and all other information presented in the Company's Form C and the offering documentation filed with the SEC.

(k) The Investor acknowledges that the Investor has received all the information the Investor has requested from the Issuer and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Issuer regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to subscribe to this instrument, the Investor is not relying on the advice or recommendations of the Issuer or of the Intermediary and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(l) The Investor represents that the Investor understands the substantial likelihood that the Investor will suffer a **TOTAL LOSS** of all capital invested, and that Investor is prepared to bear the risk of such total loss.

5. ***Transfer Restrictions***.

(a) The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any units of Equity Securities or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Equity Securities (whether such units or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Equity Securities or other securities, in cash, or otherwise.

(b) The foregoing provisions of Section 5(a) will: (x) apply only to the Initial Public Offering and will not apply to the sale of any of the Company's securities issued to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any Company's securities to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and managers or directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all members individually owning more than 5% of the outstanding Equity Securities or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Equity Securities. Notwithstanding anything herein to the contrary, the underwriters in connection with the Initial Public Offering are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the Initial Public Offering that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c) In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Investor's registrable securities of the Company (and the Company securities or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Company (and the securities of the Company held by every other person subject to the restriction contained in Section 5(a)):

> THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE ISSUER'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE ISSUER AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE ISSUER'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d) Without in any way limiting the representations and warranties set forth in Section 4 above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in Section 4 and the undertaking set out in Section 5(a) and:

(i) There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii) The Investor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, the Investor shall have furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such securities under the Securities Act.

(e) The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Company's competitors, as determined by the Company in good faith.

(f) If the Investor intends to transfer this SAFE **("Transfer"**) in accordance with this Section 5, the investor accepting transfer **("Transferee"**) must pass and continue to comply with the Company's know your customer ("**KYC**") and anti-money laundering ("**AML**") policies and in connection with the Transfer. The Investor understands that the Transferee's failure to pass the requisite KYC and AML procedures or to execute any agreements required by the Company contemporaneously with the Transfer will render the Transfer void, null, unenforceable, and the Transferee will be unable to redeem their security.

(g) The Investor understands and agrees that the Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this SAFE and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's organizational documents, any other agreement between the Investor and the Company or any agreement between the Investor and any third party:

> THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6. Miscellaneous

(a) Any provision of this instrument may be amended, waived or modified only upon the written consent of either (i) the Company and the Investor, or (ii) the Company and the majority of the Investors (calculated based on the Purchase Amount of each Investor's SAFE).

(b) Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(c) The Investor is not entitled, as a holder of this instrument, to vote or receive distributions/dividends or be deemed the holder of Equity Securities for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a member of the Company or any right to vote for the election of directors/manager(s) or upon any matter submitted to members/stockholders at any meeting thereof, or to give or withhold consent to any company action or to receive notice of meetings, or to receive purchase rights or otherwise until units have been issued upon the terms described herein.

(d) Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(e) In the event any one or more of the provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the provisions of this instrument operate or would prospectively operate to invalidate this instrument, then and in any such event, such provision(s) only will be deemed null and void and will not affect any other provision of this instrument and the remaining provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(f) All rights and obligations hereunder will be governed by the laws of the State of Florida, without regard to the conflicts of law provisions of such jurisdiction.

(g) Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be **Jacksonville, Florida**. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(h) The parties acknowledge and agree that for United States federal and state income tax purposes this instrument is, and at all times has been, intended to be characterized as stock, and more particularly as common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this instrument consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

(i) The Investor agrees any action contemplated by this instrument and requested by the Company must be completed by the Investor within thirty (30) calendar days of receipt of the relevant notice (whether actual or constructive) to the Investor.

(j) The Investor agrees to take any and all actions determined in good faith by the Company's board of managers or equivalent governance body to be advisable to reorganize this instrument and any Equity Securities issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of SAFEs.

(k) In the event the Investor, together with its affiliates, purchases one or more SAFEs with an aggregate Purchase Amount equal to or exceeding $50,000 (a "**Major Investor**"), the Investor and the Company will execute a Pro Rata Rights Agreement, unless the Investor is already included in such rights in the transaction documents related to the Equity Financing.

(*Signature page follows*)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

COMPANY:

THE NEW LAVILLA, LLC

By:______________________________
Valecia Dunbar, Manager

Address:

476 Riverside Avenue
PMB 2002
Jacksonville, FL 32202

Email: drdunbar@thecenterforconfidence.com

INVESTOR:

For Individuals:

Name of Investor: ____

Signature: ____

Email Address: ____

Mailing Address: ____

City: ___________________________ State: ________ Zip Code: _______

Purchase Amount: $____

Social Security Number (SSN): ________________________________

Date: ______________________

For Corporations, Partnerships, Trusts, or Other Entities:

Name of Investor (Entity Name): ___________________________________

Authorized Signatory Name: ____

Signature: ____

Title or Representative Capacity: ____

Email Address: ____

Mailing Address: ____

City: ___________________________ State: ________ Zip Code: _______

Purchase Amount: $_______________________________________

Federal Employer Identification Number (FEIN): ________________________________

Date: ____________________

For Joint Tenants with Rights of Survivorship, Community Property, or Tenants by the Entireties:

Name of Investors: ____

First Signature: ____

Second Signature: ____

Email Address: ____

Mailing Address: ____

City: __________________________ State: ________ Zip Code: _______

Purchase Amount: $______________________________________

Social Security Number (SSN) (for each party, if applicable):

____

____

Date: __________________________

EXHIBIT C

Operating Agreement

OPERATING AGREEMENT

of

THE NEW LAVILLA, LLC

THE MEMBER INTERESTS OF THE NEW LAVILLA, LLC (THE "COMPANY") HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), THE SECURITIES LAWS OF ANY STATE OR ANY OTHER APPLICABLE SECURITIES LAWS IN RELIANCE UPON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND SUCH LAWS. SUCH MEMBER INTERESTS MUST BE ACQUIRED FOR INVESTMENT ONLY AND MAY NOT BE OFFERED FOR SALE, PLEDGED, HYPOTHECATED, SOLD, ASSIGNED OR TRANSFERRED AT ANY TIME EXCEPT IN COMPLIANCE WITH (I) THE SECURITIES ACT, ANY APPLICABLE STATE SECURITIES LAWS AND ANY OTHER APPLICABLE SECURITIES LAWS AND (II) THE TERMS AND CONDITIONS OF THIS AGREEMENT. THE MEMBER INTERESTS MAY NOT BE TRANSFERRED OF RECORD EXCEPT IN COMPLIANCE WITH SUCH LAWS AND THIS AGREEMENT. THEREFORE, PURCHASERS OF MEMBER INTERESTS WILL BE REQUIRED TO BEAR THE RISK OF THEIR INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

OPERATING AGREEMENT OF
THE NEW LAVILLA, LLC

This Operating Agreement (this "**Agreement**") of THE NEW LAVILLA, LLC, a Florida limited liability company (the "**Company**"), is made and entered into as of the 23rd day of September 2024 (the **"Effective Date")** by the Persons (as defined below) who have executed this Agreement or counterpart signature pages to this Agreement.

ARTICLE 1.

FORMATION OF COMPANY

Section 1.1 Formation. The Company was formed on December 21, 2021, by filing its Articles of Organization with the Florida Department of State, Division of Corporations, in accordance with the provisions of the Florida Revised Limited Liability Company Act, as set forth in Chapter 605 of the Florida Statutes (or any corresponding provisions of any succeeding law, hereinafter referred to as the "**Florida Act**").

Section 1.2 Name. The name of the Company is THE NEW LAVILLA, LLC.

Section 1.3 Principal Place of Business. The principal place of business of the Company shall be at such places as the Board of Managers may from time to time deem advisable.

Section 1.4 Registered Office and Registered Agent. The Company's registered office within the State of Florida and its registered agent at such address shall be as the Board of Managers from time to time determine.

Section 1.5 Term. The term of the Company shall commence on the date the Articles of Organization were filed with the Secretary of State of Florida and shall continue until dissolved in accordance with the provisions of this Agreement.

ARTICLE 2.

DEFINITIONS

Definitions. Capitalized terms are used in this Agreement with the meanings hereafter ascribed:

"Adjusted Capital Account Deficit" means, with respect to any Member, the deficit balance, if any, in such Member's Capital Account as of the end of the relevant Fiscal Year, after giving effect to the following adjustments:

(i) Credit to such Capital Account any amounts that such Member is obligated to restore or is deemed to be obligated to restore pursuant to the penultimate sentences of Treasury Regulations Sections 1.704-2(g)(1) and 1.704-2(i)(5); and

(ii) Debit to such Capital Account the items described in Treasury Regulations Sections 1.704-1(b)(2)(ii)(d)(4), 1.704-1(b)(2)(ii)(d)(5), and 1.704-1(b)(2)(ii)(d)(6).

The foregoing definition of Adjusted Capital Account Deficit is intended to comply with the provisions of Treasury Regulations Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith.

"Advance" shall have meanings as provided in Section 9.5(b) hereof.

"Affiliate" means (a) in the case of an individual, any relative of such Person, (b) any officer, trustee, partner, manager, employee or holder of any class of the securities of or equity interest in such Person; (c) any corporation, partnership, limited liability company, trust or other entity controlling, controlled by or under common control with such Person; or (d) any officer, trustee, partner, manager, employee or holder of any class of the securities of or equity interest in such Person of any corporation, partnership, limited liability company, trust or other entity controlling, controlled by or under common control with such Person.

"Agreement" means this Operating Agreement as originally executed and as amended from time to time.

"Articles of Organization" means the Articles of Organization of THE NEW LAVILLA, LLC, as filed with the Florida Department of State, Division of Corporations, as the same may be amended from time to time.

"Bankrupt(cy)" means either (i) the initiation by a referenced Person of a proceeding, or initiation of any proceeding against a referenced Person which has not been vacated, discharged or bonded within thirty (30) days of initiation, under a federal, state or local bankruptcy or insolvency law, (ii) an assignment by a referenced Person for the benefit of creditors, (iii) the inability of a referenced Person to pay their debts as they become due, or (iv) the agreement by a referenced Person to appointment of a receiver or trustee for all or a substantial part of their property, or court appointment of such receiver or trustee which is not suspended or terminated within thirty (30) days after appointment.

"Board of Managers" means all of the Persons serving as Managers of the Company.

"Capital Account" means, with respect to any Member, the capital account maintained for such Member in accordance with Section 9.7 hereof.

"Capital Contribution" means for each Member (i) any contribution to the capital of the Company in cash or property by such Member whenever made and (ii) any increases to such Member's Capital Account attributable to the operation of clause (b) of the definition of "Gross Asset Value" and clause (c) of the definition of "Profits and Losses" (to the extent it refers to clause (b) of the definition of "Gross Asset Value").

"**CF Shadow Series**" shall mean a series of Units that is identical in all respects to the Units (whether Class A, preferred Units or another class issued by the Company) issued in the relevant equity financing (e.g., if the Company sells Series A Preferred Units in an equity financing, the CF Shadow Series would be Series A-CF Preferred Units) pursuant to the terms of the applicable SAFE. CF Shadow Series unit holders shall have no voting, information or inspection rights, except with respect to such rights not waivable by the Florida Act or other applicable law. When required to vote by law, each CF Shadow Series Member shall be entitled to one vote for each CF Shadow Series Unit held.

"CF Shadow Series Member" means a Member who owns Units that are part of a CF Shadow Series.

"CF Shadow Series Units" means the Units of Member Interest in the Company having the rights, powers and duties specified in this Agreement, and any and all benefits to which the holder of such CF Shadow Series Units may be entitled as provided in this Agreement, together with all obligations of such Member to comply with the terms and provisions of this Agreement. Except when required by law or expressly provided for herein, CF Shadow Series Units will be non-voting Units. When required to vote by law, each CF Shadow Series Member shall be entitled to one vote for each CF Shadow Series Unit held.

"Change of Control" means (i) any liquidation, dissolution or winding up of the Company, either voluntary or involuntary, (ii) a sale, transfer or other disposition (other than a licensing arrangements in the ordinary course of business) of substantially all the assets of the Company to an entity that is not controlled, directly or indirectly, by one or more Members; or (iii) a consolidation or merger in which the Company is not the continuing or surviving entity, or pursuant to which the Units are converted to cash, other securities or other property, other than a consolidation or merger of the Company in which the Members immediately prior to the consolidation or merger have a controlling interest in the continuing or surviving entity immediately after the consolidation or merger.

"Class A Member" means a Member who owns Class A Units.

"Class A Units" means the Units of Member Interest in the Company having the rights, powers and duties specified in this Agreement, and any and all benefits to which the holder of such Class A Units may be entitled as provided in this Agreement, together with all obligations of such Member to comply with the terms and provisions of this Agreement. Each Class A Member shall be entitled to one vote for each Class A Unit held by such Class A Member on all matters that require, or are submitted by the Board of Managers to, a vote or other action by the Members; provided, however, that any Class A Units (or other class of Units) that constitute part of a CF Shadow Series shall not have any voting rights, information rights or inspection rights, except with respect to such rights not waivable by the Florida Act or other applicable law.

"Class B Member" means a Member who owns Class B Units.

"Class B Units" means the Units of Member Interest in the Company having the rights, powers and duties specified in this Agreement, and any and all benefits to which the holder of such Class B Units may be entitled as provided in this Agreement, together with all obligations of such Member to comply with the terms and provisions of this Agreement. Except when required by law or expressly provided for herein, Class B Units will be non-voting Units. When required to vote by law, each Class B Member shall be entitled to one vote for each Class B Unit held.

"Code" means the Internal Revenue Code of 1986, as amended from time to time.

"Company" means THE NEW LAVILLA, LLC.

"Company Minimum Gain" means minimum gain as defined in Treasury Regulations Section 1.704-2(d).

"Company Refinancing Proceeds" means (i) the cash realized from the financing or refinancing of all or any portion of the Property or other Company assets, less the retirement of any related mortgage loans and the payment of all expenses relating to the transaction and a reasonable Reserve for future expenditures and (ii) the Company's allocable portion of cash realized by an entity in which the Company owns an interest from such entity financing or refinancing all or any portion of such entity's assets, less the retirement of any related mortgage loans and the payment of all expenses relating to such transaction and a reasonable Reserve for future expenditures.

"Company Sales Proceeds" means (i) the cash realized from the sale, exchange, condemnation, casualty or other disposition of all or any portion of the Property or other Company assets, less the retirement of any related mortgage loans and the payment of all expenses relating to the transaction and a reasonable Reserve for future expenditures, (ii) the Company's allocable portion of cash realized by an entity in which the Company owns an interest from the sale, exchange, condemnation, casualty or other disposition of all or any portion of such entity's assets, less the retirement of any related mortgage loans and the payment of all expenses relating to such transaction and a reasonable Reserve for future expenditures, and (iii) the cash, other securities or other property realized from a consolidation or merger in which the Company is not the continuing or surviving entity, or pursuant to which the Units are converted to cash, other securities or other property, other than a consolidation or merger of the Company in which the Members immediately prior to the consolidation or merger have a controlling interest in the continuing or surviving entity immediately after the consolidation or merger.

"Conversion" means any transaction pursuant to which the Company converts from a limited liability company to a corporation (the **"New Corporation")** pursuant to applicable law.

"Depreciation" means, for each Fiscal Year, an amount equal to the depreciation, amortization, or other cost recovery deduction allowable for federal income tax purposes with respect to an asset for such Fiscal Year, except that if the Gross Asset Value of an asset differs from its adjusted basis for federal income tax purposes at the beginning of such Fiscal Year, Depreciation shall be an amount which bears the same ratio to such beginning Gross Asset Value as the federal income tax depreciation, amortization, or other cost recovery deduction for such Fiscal Year bears to such beginning adjusted tax basis; provided, however, that if the adjusted basis for federal income tax purposes of an asset at the beginning of such Fiscal Year is zero, Depreciation shall be determined with reference to such beginning Gross Asset Value using any reasonable method selected by the Board of Managers.

"Disability" shall mean the inability of any Person to exercise his or her rights or fulfill his or her obligations under this Agreement on account of physical or mental illness or incapacity for a period of sixty (60) calendar days, whether or not consecutive, as a result of a condition that is expected to result in a total or permanent disability, as determined by a licensed physician, binding arbitration or a court of competent jurisdiction or as determined in good faith by the Board of Managers.

"**Disposition**" means any transfer or attempted transfer of all or any part of the rights and incidents of ownership of the Units, including, in the case of a Member, the right to vote (if any), and the right to possession of Units as collateral for indebtedness, whether such transfer is outright or conditional, inter vivos or testamentary, voluntary or involuntary, or for or without consideration.

"Distribution" means any money or other property distributed to a Member with respect to the Member's Interest, but shall not include any payment to a Member for materials or services rendered nor any reimbursement to a Member for expenses permitted in accordance with this Agreement.

"**Distributable Cash**" means all cash of the Company derived from Company operations (excluding Company Refinancing Proceeds and Company Sales Proceeds) and miscellaneous sources (whether or not in the ordinary course of business) reduced by: (a) the amount necessary for the payment of all current installments of interest and/or principal due and owing with respect to third-party debts and liabilities of the Company during such period, including but not limited to any real estate commissions, property management fees, marketing fees, utilities, closing costs, holding costs, construction costs, etc., incurred by or on behalf of the Company; (b) the repayment of Advances, plus interest thereon; and (c) such additional reasonable amounts as the Board of Managers, in the exercise of sound business judgment, determines to be necessary or desirable as a "Reserve" for the operation of the business and future or contingent liabilities of the Company.

"**Economic Interest**" means a Member's share of the Company's Profits, Losses, and Distributions pursuant to this Agreement which share shall be equal to the quotient of the number of Units held of record by such Member divided by the total number of Units then outstanding.

"Entity" means any general partnership, limited partnership, limited liability company, corporation, joint venture, trust, business trust, cooperative, or association or any foreign trust or foreign business organization.

"Event of Dissociation" means as set forth in Section 15.1 hereof.

"Exchange Act" means the Securities Exchange Act of 1934, as amended.

"Fair Market Value" means when applied to the Company an amount which is equal to the amount that would be paid in cash for the Company as a going concern, by an unaffiliated third party financial buyer which would acquire all of the assets and assume all of the liabilities of the Company. The term Fair Market Value at any time when used with reference to "Units of the Company" would be the amount which will be distributed to the holder of such Units or Units if all of the assets of the Company were sold for the Fair Market Value of the Company as a whole and the proceeds thereof were distributed in accordance with the provisions of Article 10. The Board of Managers may, but shall not be obligated to, engage the services of a reputable experienced investment banking firm to assist it in the determination of the Fair Market Value of the Company as a whole or the resulting computation of the Fair Market Value of any Units or Units. All costs of determining Fair Market Value shall be borne by the Company.

"Fiscal Year" means the Company's fiscal year, which shall be the calendar year.

"Florida Act" means as set forth in Section 1.1 hereof.

"Gross Asset Value" means, with respect to any asset, the asset's adjusted basis for federal income tax purposes, except as follows:

(a) The initial Gross Asset Value of any asset contributed by a Member to the Company shall be the gross fair market value of such asset, as determined by the Board of Managers, provided that, if the contributing Member is a Manager or an Affiliate of a Manager, the determination of the fair market value of a contributed asset shall be determined by appraisal;

(b) The Gross Asset Values of all Company assets shall be adjusted to equal their respective gross fair market values, as determined by the Board of Managers, as of the following times: (i) the acquisition of an additional interest in the Company (other than upon the initial formation of the Company) by any new or existing Member in exchange for more than a de minimis Capital Contribution or more than a de minimis amount of services rendered or to be rendered to the Company; (ii) the distribution by the Company to a Member of more than a de minimis amount of Company Property as consideration for an interest in the Company; and (iii) the liquidation of the Company within the meaning of Treasury Regulations Section 1.704-1(b)(2)(ii)(g); provided, however, that the adjustments pursuant to clauses (i) and (ii) above shall be made only if the Board of Managers reasonably determines that such adjustments are necessary or appropriate to reflect the relative economic interests of the Members in the Company;

(c) The Gross Asset Value of any Company asset distributed to any Member shall be adjusted to equal the gross fair market value of such asset on the date of distribution as determined by the Board of Managers, provided that, if the distributee is a Manager or an Affiliate of a Manager, the determination of the fair market value of the distributed asset shall be determined by appraisal; and

(d) The Gross Asset Values of Company assets shall be increased (or decreased) to reflect any adjustments to the adjusted basis of such assets pursuant to Code Section 734(b) or Code Section 743(b), but only to the extent that such adjustments are taken into account in determining Capital Accounts pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(m) and subsection (f) of the definition of Profits and Losses herein and Section 11.11 hereof; provided, however, that Gross Asset Values shall not be adjusted pursuant to this subsection (d) to the extent the Board of Managers determines that an adjustment pursuant to subsection (b) hereof is necessary or appropriate in connection with a transaction that would otherwise result in an adjustment pursuant to this subsection (d).

If the Gross Asset Value of an asset has been determined or adjusted pursuant to subsection (a), (b), or (d) hereof, such Gross Asset Value shall thereafter be adjusted by the Depreciation taken into account with respect to such asset for purposes of computing Profits and Losses.

"Initial Capital Contribution" means the initial contribution to the capital of the Company made pursuant to this Agreement with respect to such Units.

"Manager" means one or more Persons designated or elected to the Board of Managers pursuant to this Agreement.

"Member" means each of the parties who executes a counterpart of this Agreement as a Member and each of the parties who may hereafter become Members pursuant to this Agreement. If a Manager has purchased or received a Member Interest in the Company, such Manager will have all the rights of a Member with respect to such Member Interest, and the term "Member" as used herein shall include a Manager to the extent such Manager has purchased a Member Interest in the Company. If a Person is a Member immediately prior to the purchase or other acquisition by such Person of an Economic Interest, such Person shall have all the rights of a Member with respect to such purchased or otherwise acquired Member Interest or Economic Interest, as the case may be.

"Member Interest" means a Member's entire interest in the Company consisting of such Member's Economic Interest together with the right to vote on, consent to, or otherwise participate in any decision or action of or by the Members granted pursuant to this Agreement or the Florida Act. If the Member is a Class A Member, the Member is entitled to one vote for each Class A Unit held by such Member on all matters that require, or are submitted by the Board of Managers to, a vote or other action by the Members. If the Member is a Class B Member or CF Shadow Series Member, the Member is entitled to one vote for each Class B Unit or CF Shadow Series Unit held by such Member only when required by law or expressly provided for herein.

"Member Minimum Gain" means an amount, with respect to each Member Nonrecourse Debt, equal to the Company Minimum Gain that would result if such Member Nonrecourse Debt were treated as a Nonrecourse Liability, determined in accordance with Treasury Regulations Section 1.704-2(i).

"Member Nonrecourse Debt" means any nonrecourse debt (for the purposes of Treasury Regulations Section 1.1001-2) of the Company for which any Member bears the "economic risk of loss," within the meaning of Treasury Regulations Section 1.752-2.

"Member Nonrecourse Deductions" means deductions as described in Treasury Regulations Section 1.704-2(i). The amount of Member Nonrecourse Deductions with respect to Member Nonrecourse Debt for any Fiscal Year equals the excess, if any, of (A) the net increase, if any, in the amount of Member Minimum Gain attributable to such Member Nonrecourse Debt during such Fiscal Year, over (B) the aggregate amount of any Distributions during that Fiscal Year to the Member that bears the economic risk of loss for such Member Nonrecourse Debt to the extent such Distributions are from the proceeds of such Member Nonrecourse Debt and are allocable to an increase in Member Minimum Gain attributable to such Member Nonrecourse Debt, determined in accordance with Treasury Regulations Section 1.704-2(i).

"Nonrecourse Deductions" means deductions as set forth in Treasury Regulations Section 1.704-2(b)(1). The amount of Nonrecourse Deductions for a given Fiscal Year equals the excess, if any, of (A) the net increase, if any, in the amount of Company Minimum Gain during such Fiscal Year, over (B) the aggregate amount of any Distributions during such Fiscal Year of proceeds of a Nonrecourse Liability that are allocable to an increase in Company Minimum Gain, determined in accordance with Treasury Regulations Section 1.704-2(h).

"Nonrecourse Liability" means any Company liability (or portion thereof) for which no Member bears the "economic risk of loss," within the meaning of Treasury Regulations Section 1.752-2.

"Officer" means one or more persons appointed by the Board of Managers pursuant to Article 6 hereof.

"Partnership Representative" has the meaning as set forth in Section 16.12 hereof.

"Permitted Disposition" means a Disposition by an assignment of an Economic Interest in the Company (evidenced by the Units to be assigned):

(a) to an Affiliate;

(b) effected pursuant to the provisions of Section 13.1 hereof; or

(c) to a member of such Member's immediate family (spouse, parents and grandparents, children and grandchildren, brothers and sisters, mother in law and father in law, brothers in law and sisters in law, daughters in law and sons in law; adopted, half, and step members are also included in immediate family), or to any trust, family partnership or other estate planning vehicle solely for the benefit of such Member's immediate family.

The foregoing notwithstanding, no Permitted Disposition shall entitle the transferee to the rights and benefits of a Member, unless and until such transferee is admitted to the Company as a Member in the manner described in Article 14 hereof. In addition, no Disposition shall be a Permitted Disposition unless the Transferring Member shall have obtained the written agreement of the transferee, that such transferee will be bound by, and the Units proposed to be transferred will be subject to, the restrictions on transfer in Article 13 of this Agreement.

"Person" means any individual or entity, and the heirs, executors, administrators, legal representatives, successors, and assigns of such "Person" where the context so permits.

"Prime Rate" means the "prime rate" as announced from time to time by Wells Fargo, N.A. or its successor.

"Profits" and "Losses" means, for each Fiscal Year or other period, an amount equal to the Company's taxable income or loss for such year or period determined in accordance with Code Section 703(a) (for this purpose, all items of income, gain, loss or deduction required to be stated separately pursuant to Code Section 703(a)(1) shall be included in taxable income or loss), with the following adjustments:

(a) Any income of the Company that is exempt from federal income tax and not otherwise taken into account in computing Profits and Losses pursuant to this definition shall be added to such taxable income or loss;

(b) Any expenditures of the Company described in Code Section 705(a)(2)(B) or treated as Code Section 705(a)(2)(B) expenditures pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(i), and not otherwise taken into account in computing Profits or Losses, shall be subtracted from such taxable income or loss;

(c) In the event the Gross Asset Value of any Company asset is adjusted pursuant to subsection (b) or (c) of the definition of Gross Asset Value hereof, the amount of such adjustment shall be taken into account as gain or loss from the disposition of such asset for purposes of computing Profits or Losses;

(d) Gain or loss resulting from any disposition of Company Property with respect to which gain or loss is recognized for federal income tax purposes shall be computed by reference to the Gross Asset Value of the property disposed of, notwithstanding that the adjusted tax basis of such property differs from its Gross Asset Value;

(e) In lieu of the depreciation, amortization, and other cost recovery deductions taken into account in computing such taxable income or loss, there shall be taken into account Depreciation for such Fiscal Year or other period, computed in accordance with the definition of Depreciation;

(f) To the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Code Section 734(b) or Code Section 743(b) is required pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(m)(4) to be taken into account in determining Capital Accounts as a result of a Distribution other than in liquidation of a Member's Member Interest, the amount of such adjustment shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases the basis of the asset) from the disposition of the asset and shall be taken into account for purposes of computing Profits or Losses; and

The amounts of the items of Company income, gain, loss or deduction available to be specially allocated pursuant to Sections 11.2, 11.3, 11.6, 11.7, 11.8, 11.9, 11.10, 11.11 and 11.12 hereof shall be determined by applying rules analogous to those set forth in subsections (a) through (f) above.

"**Property**" means any and all interests in real property, personal property, and any other assets, tangible or intangible, owned, leased, or used by the Company or a subsidiary thereof, including, without limitation, all interests in land, buildings, improvements, fixtures, and structures, as well as any easements, rights of way, air rights, water rights, mineral rights, and other appurtenances related thereto; all furniture, fixtures, equipment (FF&E), machinery, vehicles, inventory, supplies, and other tangible personal property used in connection with the operation, maintenance, and management of the Company's real estate; all rights, titles, and interests in intellectual property, including trademarks, service marks, trade names, brand names, domain names, logos, copyrights, patents, licenses, franchises, permits, approvals, authorizations, goodwill, customer lists, trade secrets, proprietary technology, software, and other intangible assets associated with or used in connection with the Company's business operations; all leases, contracts, agreements, franchises, licenses, permits, and other legal rights or obligations, including management agreements, franchise agreements, vendor agreements, employment agreements, and any other contractual relationships that the Company may enter into in connection with the acquisition, development, operation, or management of its real estate assets; all cash, accounts receivable, securities, deposits, notes, loans, and other financial assets or instruments owned or held by the Company, including those associated with financing, investing, or operating activities related to the Company's business; all equity interests in any subsidiaries, joint ventures, partnerships, or other entities in which the Company owns an interest, whether directly or indirectly; and any other rights, claims, privileges, benefits, or interests of any kind, whether legal, equitable, or contractual, that may be acquired, developed, or owned by the Company in connection with its business objectives.

"Proprietary Information" means all information pertaining to the business and operations of the Company that is not generally available to the public and that is used, developed or obtained by the Company or any of its Affiliates in connection with their respective businesses, including but not limited to (i) financial information and projections, (ii) marketing, sales and geographical expansion plans, (iii) business strategies, (iv) products or services, (v) fees, costs and pricing structures, (vi) designs, (vii) analyses, (viii) drawings, photographs and reports, (ix) computer software, including operating systems, applications and program listings, (x) flow charts, manuals and documentation, (xi) data bases, (xii) accounting and business methods, (xiii) inventions, devices, new developments, methods and processes, whether patentable or unpatentable and whether or not reduced to practice, (xiv) customers and clients and customer or client lists, (xv) copyrightable works, (xvi) all technology and trade secrets, and (xv) all similar and related information in whatever form. Proprietary Information shall not include information that (A) is or becomes generally available to the public other than as a result of a disclosure by the party receiving such information (the **"Recipient"),** (B) was within the Recipient's possession prior to its being furnished by the Company pursuant hereto, (C) becomes available to the Recipient on a non-confidential basis from a source other than the Company or any of its Affiliates, (D) is independently developed by or for the Recipient without use of such information, or (E) is required by law or judicial order to be disclosed.

"Reserves" means with respect to any fiscal period, funds set aside or amounts allocated during such period to reserves which shall be maintained in amounts deemed sufficient by the Board of Managers for working capital and to pay taxes, insurance, debt service, or other costs or expenses incident to the ownership or operation of the Company's business.

"**SAFE**" means any simple agreement for future equity (or other similar agreement), including a Crowd SAFE, which is issued by the Company for bona fide financing purposes and which may convert into Units in accordance with its terms.

"Securities" shall have the meaning set forth in Section 2(a)(1) of the Securities Act.

"Securities Act" means the Securities Act of 1933, as amended.

"Transferring Member" means a Member who sells, assigns, pledges, hypothecates, or otherwise transfers for consideration or gratuitously all or any portion of the Units held of record by such Member.

"Treasury Regulations" or **"Regulations"** means the Federal Income Tax Regulations promulgated under the Code, as such regulations may be amended from time to time (including corresponding provisions of succeeding regulations).

"Units" are the basis for determining a Member's share of the Profits and Losses, Distributions pursuant to this Agreement, and the voting rights of Members. Units shall be comprised of Class A Units, Class B Units and CF Shadow Series Units of whatever class or other designation. Units shall be uncertificated and evidenced by book-entry in the books and records of the Company; provided, however, that Units may also become evidenced by certificates in the form approved by the Board of Managers as the Board of Managers elects.

"Unit Repurchase Price" means (i) a fixed price per Unit determined by dividing (a) the Company's annual gross revenue from the previous year, by (b) the total number of the Company's Units then outstanding, if the Terminated Member's employment terminates due to his resignation or termination by the Company for cause (as defined in the Member's employment agreement or in the absence of an employment agreement, as determined by the Board of Managers), or (ii) a fixed price per Unit determined by dividing (x) the Company's Fair Market Value, by (y) the total number of the Company's Units then outstanding, if the Terminated Member's employment or engagement terminates due to termination by the Company without cause or due to death or Disability, or (iii) $1,000.00 in the event of a Bankruptcy.

"**Withdrawing Member**" shall have the meaning as set forth in Section 15.1(e) hereof.

ARTICLE 3.

BUSINESS OF COMPANY

The purpose of the Company is to acquire, fully renovate and manage, **THE NEW LAVILLA**, a historic landmark hotel and community asset, transforming it into a modern, mixed use business center and coworking space in downtown Jacksonville, Florida; however, the Company may engage in any lawful business whatsoever, or which shall at any time appear conducive to or expedient for the protection or benefit of the Company and its assets as determined by the Board of Managers of the Company. The Company shall have all powers necessary to or reasonably connected with the Company's business which may be legally exercised by a limited liability company under the Florida Act or which are necessary, customary, convenient, or incident to the realization of its business purpose.

ARTICLE 4.

NAMES AND ADDRESSES OF MEMBERS

The names and addresses of the Members are set out on Schedule 1 hereto under the caption "Member's Name and Address."

ARTICLE 5.

RIGHTS AND DUTIES OF MANAGERS

Section 5.1 Management. The full and entire authority for the management of business and affairs of the Company shall be vested in the Board of Managers which shall have, and may exercise, all the powers that may be exercised or performed by the Company pursuant to the terms of this Agreement. Except for situations in which the approval of the Members is expressly required by this Agreement or by nonwaivable provisions of applicable law, the Board of Managers as a whole shall have full and complete authority, power, and discretion to manage and control the business, affairs, and properties of the Company, to make all decisions, and to perform any and all other acts or activities customary or incident to the management of the Company's business. The Board of Managers shall have authority, power, and discretion to create offices pursuant to Article 6 and delegate its responsibilities to such Officers in its sole discretion.

Section 5.2 Number, Tenure, and Qualifications. The Board of Managers shall consist of that number of Managers to be fixed by resolution of the Board of Managers from time to time, provided that there shall be not less than one nor more than five Managers. Initially, the Board of Managers shall consist of one (1) Managers who shall be Valecia Dunbar. As the sole Manager, Valecia Dunbar shall hold office until a successor shall have been elected and qualified. In the event additional managers are added to the Board of Managers by Members holding a majority of the Units entitled to vote, said Managers shall be elected at each annual meeting of the Members and shall hold office until the first to occur of the death (or dissolution, as the case may be), Disability, resignation or removal of such Manager or until a successor to such Manager shall be elected and qualified.

Section 5.3 Manner of Action, Quorum. At any time when there is more than one Manager, the Board of Managers may not take any action permitted to be taken by the Board of Managers unless the Board of Managers acts at any regular or special meeting held in accordance with Section 5.5 hereof or by unanimous written consent in accordance with Section 5.6 of this Agreement. A majority of the Managers shall constitute a quorum for the transaction of business at any meeting. All resolutions adopted and all business transacted by the Board of Managers as a whole shall require an affirmative vote of a majority of Managers present at the meeting. Managers need not be residents of the State of Florida or Members of the Company.

Section 5.4 Vacancies. The Managers may fill the place of any Manager which may become vacant prior to the expiration of such Manager's term, such appointment by the Managers to continue until the expiration of the term of the Manager whose place has become vacant, or may fill any vacancy created by reason of an increase in the number of Managers.

Such appointment by the Managers shall continue for a term of office until the election of Managers by the Members and until the election of the successors.

Section 5.5 Meetings. Whenever there is more than one (1) Manager, the Board of Managers shall meet annually, without notice, following the annual meeting of the Members. The Board of Managers may set any number of regular meetings by resolution. No notice need be given for any annual or regular meeting of the Board of Managers. Special meetings of the Board of Managers may be called at any time by any two Managers, on ten (10) days' written notice to each Manager, which notice shall specify the time and place of the meeting. Notice of any such meeting may be waived by an instrument in writing executed before or after the meeting. Managers may attend and participate in meetings either in person or by means of conference telephones or similar communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting by means of such communication equipment shall constitute presence in person at such meeting. Attendance in person at such meeting shall constitute a waiver of notice thereof. At all meetings of Managers, a Manager may vote in person or by proxy executed in writing by the Manager. Such proxy shall be delivered to the Board of Managers at the beginning of such meeting. No proxy shall be valid after one month from the date of its execution.

Section 5.6 Action in Lieu of Meeting. Any action to be taken at a meeting of the Managers, or any action that may be taken at a meeting of the Board of Managers, may be taken without a meeting if a consent in writing, setting forth the action so taken, shall be signed by all of the members of the Board of Managers.

Section 5.7 Removal. Any Manager may be removed from office, with or without cause, upon a vote of the Members holding at least a majority of the Units held by all Members entitled to vote thereon, at a meeting with respect to which notice of such purpose is given.

Section 5.8 Powers of the Board of Managers. The Board of Managers shall have plenary power and authority to conduct the business of the Company. Without limiting the generality of the preceding sentence or the powers described in Section 5.1 of this Agreement, the Board of Managers shall have full power and authority to authorize the Company:

(a) To acquire property from any Person as the Board of Managers may determine. The fact that a Manager or a Member is directly or indirectly affiliated or connected with any such Person shall not prohibit the Board of Managers from dealing with that Person.

(b) To borrow money for the Company from banks, other lending institutions, one or more Managers, Members, or Affiliates of a Manager or Member on such terms as the Board of Managers deems appropriate, and in connection therewith, to hypothecate, encumber and grant security interests in the assets of the Company to secure repayment of the borrowed sums. No debt shall be contracted or liability incurred by or on behalf of the Company except by the Board of Managers, or to the extent permitted under the Florida Act, by agents or employees of the Company expressly authorized to contract such debt or incur such liability by the Board of Managers.

(c) To purchase liability and other insurance to protect the Company's property and business.

(d) To invest any Company funds temporarily (by way of example but not limitation) in time deposits, short-term governmental obligations, commercial paper or other investments.

(e) Upon the affirmative vote of the Members holding at least a majority of the Units held by all Members entitled to vote thereon, to sell or otherwise dispose of all or substantially all of the assets of the Company as part of a single transaction or plan so long as such disposition is not in violation of or a cause of a default under any other agreement to which the Company may be bound. The affirmative vote of the Members shall not be required with respect to any sale or disposition of the Company's assets in the ordinary course of the Company's business.

(f) To execute on behalf of the Company all instruments and documents, including, without limitation, checks; drafts; notes and other negotiable instruments; mortgages or deeds of trust; security agreements; financing statements; documents providing for the acquisition, management, hypothecation or disposition of the Company's Property; assignments; bills of sale; licenses; leases; partnership agreements, operating agreements of other limited liability companies; and any other instruments or documents necessary, in the opinion of the Board of Managers, to the business of the Company.

(g) To employ accountants, legal counsel, managing agents, or other experts to perform services for the Company and to compensate them from Company funds.

(h) To enter into any and all other agreements on behalf of the Company, with any other Person for any purpose, in such forms as the Board of Managers may approve.

(i) To create offices and to delegate executive responsibility to them, and to appoint individuals, who need not be Managers, to serve as such Officers at the pleasure of the Board of Managers.

(j) To incur trade credit on behalf of the Company and its business.

(k) To expend company funds in the operation of the Company business.

(l) To make all decisions relating to the management of Properties and all portions thereof;

(m) To establish the compensation of employees and Officers.

(n) To approve and make investments of Company funds and portfolio investments in other companies or other investments consistent with the business objectives of the Company.

(o) To issue Units and other Securities for such consideration as the Board of Managers deems appropriate, specify the rights, privilege, priorities and preferences of such Units and to make and execute any amendment to this Agreement reflecting the issuance of such Units.

(p) To fix, without Member action, the relative rights, privileges, preferences as to (i) allocations of taxable income, gain, and loss, (ii) distributions, and voting power of any special class or series of unissued Units, and to make and execute any amendment to this Agreement to effect such rights, preferences and privileges.

(q) To establish a reasonable Reserve fund for operation of the Company and potential future or contingent Company liabilities.

(r) To engage in any kind of legal activity and perform and carry out contracts of any kind necessary or incidental to, or in connection with the operation of the Company.

(s) To pay, collect, compromise, arbitrate or otherwise adjust any and all claims or demands of or against the Company.

(t) To do and perform all other acts as may be necessary or appropriate to the conduct of the Company's business.

Section 5.9 Liability for Certain Acts. No Manager shall be liable to the Company or to any Member for any loss or damage sustained by the Company or any Member except loss or damage resulting from (a) intentional misconduct, (b) knowing violation of law, or (c) a transaction from which such Manager received an improper personal benefit in violation or breach of the provisions of this Agreement.

Section 5.10 Indemnification.

(a) Of the Managers, Employees, and Other Agents. To the fullest extent permitted by the Florida Act, the Company shall indemnify the Managers and its Officers from and against all costs of defense (including reasonable fees), judgments, fines, and amounts paid in settlement suffered by a Manager or Officer because a Manager or Officer was made a party to an action because the Manager or Officer is or was a Manager or an Officer of the Company or an officer, Manager, partner, or manager of another Person at the request of the Company, and make advances for expenses to such Managers and Officers with respect to such matters to the maximum extent permitted under applicable law.

(b) Of the Members. The Company shall indemnify each Member and hold each Member wholly harmless from and against any and all debts, obligations, and liabilities of the Company, if any, to which such Member becomes subject by reason of being a Member, whether arising in contract, tort or otherwise to the fullest extent permitted by the Florida Act.

(c) Source of Funds. The indemnification to be provided by the Company hereunder shall be paid only from the assets of the Company, and no Member shall have any personal obligation, or any obligation to make any Capital Contribution, with respect thereto.

(d) By the Members. Each Member shall indemnify and hold harmless the Company and each other Member from and against all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, claims, proceedings, costs, expenses, and disbursements of any kind or nature whatsoever (including, without limitation, all costs and expenses of defense, appeal, and settlement of any and all suits, actions, and proceedings and all costs of investigation in connection therewith) that may be imposed on, incurred by, or asserted against the Company or any other Member, arising by reason of such Member's breach of this Agreement.

(e) Insurance. The Company shall have the power and authority to purchase and maintain insurance on behalf of any Person who is or was a Member, Manager, or Officer of the Company, or is or was serving at the request of the Company as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, against any liability asserted against such Person and incurred by such Person in any such capacity, or arising out of such Person's status as such, whether or not the Company would have the power to indemnify such Person against such liability under the provisions of this Agreement or applicable law, including but not limited to, Directors and Officers liability insurance (D&O insurance) that covers liabilities for acts or omissions of such Persons in their capacities as directors, Officers, or Managers of the Company.

(f) Indemnification Exceptions. Notwithstanding any provision of this Agreement to the contrary, no Member, Manager, or Officer of the Company shall be entitled to indemnification under this Agreement in respect of any claims, demands, causes of action, losses, damages, liabilities, costs, or expenses that arise out of or are related to: (i) any breach of the duty of loyalty, if applicable; (ii) any act or omission that is determined to have been made in bad faith; (iii) intentional misconduct; (iv) a knowing violation of law; or (v) any transaction from which such Person derived an improper personal benefit. Any advancement of expenses made to a Member, Manager, or Officer of the Company pursuant to this Section 5.10 shall be repaid to the Company within thirty (30) days after a final determination is made in a binding arbitration proceeding or in a non-appealable court order that such Person is not entitled to indemnification under this Agreement.

Section 5.11 Resignation. Any Manager of the Company may resign at any time by giving written notice to the Members. However, this may require approval of a lender if any loan was conditioned on the qualifications of the Manager. The resignation of a Manager shall take effect sixty (60) days after receipt of notice thereof or at such other time as shall be specified in such notice, or otherwise agreed between the Manager and Members. The acceptance of such resignation shall not be necessary to make it effective. The resignation of a Manager who is also a Member shall not affect the Manager's rights as a Member and shall not constitute an Event of Dissociation as to such Manager.

Section 5.12 Officer's and Manager's Compensation. Any salaries and other compensation of the Officers shall be fixed by the Board of Managers, and no Officer shall be prevented from receiving such salary by reason of the fact that he is also a Member of the Company. Managers who are employees of the Company shall not receive special or separate compensation for serving as the Board of Managers but may receive compensation as Officers or employees.

Section 5.13 Conflicting Interest Transactions. Subject to Section 7.14 and any separate agreement among the Members (and their respective Affiliates, as applicable), a Member or an Affiliate of a Member may engage in and possess interests in other business ventures of any and every type and description, independently or with others, including ones in competition with the Company, with no obligation to offer to the Company, any other Member or any Affiliate of another Member the right to participate therein. Subject to Section 8.9(x), the Company may transact business with any Member or Affiliate thereof, provided the terms and conditions of those transactions are no less favorable to the Company than those that could be obtained from an unrelated third party. The Members agree that (i) no Member or Affiliate of a Member shall be restricted in its right to conduct, individually or jointly with others, for its own account any business activities, and (ii) no Member or its Affiliates shall have any duty or obligation, express or implied, to account to, or to share the results or profits of such other business activities with the Company, any other Member or any Affiliate of any other Member, by reason of such other business activities. Except as this Agreement explicitly may provide otherwise, each Member, to the extent entitled to act or vote on, or to approve or disapprove, matters relating to the Company, may do so in its sole discretion and, in exercising that discretion, may take into account that Member's and its Affiliates' own interests.

Section 5.14 Participation. Except as otherwise set forth herein, Members shall not participate in the day-to-day management of the business of the Company.

Section 5.15 Deadlock. Unless otherwise expressly set forth herein, in the event the Members are unable to reach agreement on or make a decision with respect to any matter on which the Members are entitled to vote, the matter shall be subject to the dispute resolution process set forth in Section 16.22 hereof.

Section 5.16 Employment of Affiliated or Unaffiliated Service Providers. The Company may employ Affiliated or unaffiliated service providers, including, but not limited to real estate brokers, property managers, engineers, contractors, architects, title or escrow companies, attorneys, accountants, bookkeepers, property inspectors, etc., as necessary to facilitate the acquisition, management, and sale of a Property.

Section 5.17 Delegation of Duties. The Board of Managers shall have the right to perform or exercise any of its rights or duties under this Agreement through delegation to or contract with Affiliated or unaffiliated service providers, agents, or employees of a Manager, provided that all contracts with Affiliated Persons are on terms at least as favorable to the Company as could be obtained through arms-length negotiations with unrelated third parties; and further provided that the Board of Managers shall remain primarily responsible for the active supervision of such delegated work.

Section 5.18 Manager's Reliance on Information Provided by Others. The Board of Managers is entitled to rely on information, opinions, reports, or statements, including but not limited to financial statements or other financial data, provided or prepared by:

(a) Company Personnel. One or more Members, Managers, employees, or contractors of the Company whom the Board of Managers reasonably believes to be reliable and competent in the matter presented;

(b) Professional Advisors. Legal counsel, accountants, or other professionals or experts, provided the Board of Managers reasonably believes that the matters fall within such Person's professional or expert competence; or

(c) Committees. A committee of Members or Managers of which the Board of Managers is not a member, provided the Board of Managers reasonably believes that the committee merits confidence.

Section 5.19 Fiduciary Duties of Managers.

(a) General Fiduciary Duties. The Board of Managers owes fiduciary duties to the Company and the Members, specifically including the duty of care, the duty of disclosure, and the duty of loyalty, as described below. Members have the right to expect the Board of Managers to: (a) act in the best interests of the Company, employing commercially reasonable efforts in all actions taken on the Company's behalf; (b) refrain from acting in a manner adverse to the interests of the Company or its Members; (c) avoid acting on its own behalf in matters that conflict with the Company's interests, unless such actions are in the Company's best interests and are fair and reasonable under the circumstances; (d) utilize all available skill, care, and due diligence in managing the Company's affairs; and (e) additionally, the Board of Managers must make complete and truthful disclosures to enable Members to make informed decisions. The Board of Managers is prohibited from gaining any advantage at the expense of the Members without prior disclosure to the Company and its Members.

(b) Duty of Care and the Business Judgment Rule. The Board of Managers is required to discharge its duties with the same care, skill, diligence, and prudence as a reasonably prudent person in a similar position. The standard for assessing these actions is the "business judgment rule," which presumes that a Manager acts in the best interests of the Company when making decisions with due care and in good faith.

(c) Duty of Disclosure. The Board of Managers has an affirmative duty to disclose all material facts to the Members. A fact is material if it is substantially likely that a reasonable investor would consider it important in making an investment decision. The Board of Managers must avoid making false statements and ensure that no material facts are omitted that could mislead the Members. The Board of Managers must also disclose any conflicts of interest between its interests (or those of its Affiliates) and the interests of the Company or any Members.

(d) Duty of Loyalty. The Board of Managers is obligated to refrain from engaging in activities that compete with the Company's business until the Company is dissolved. However, the Members acknowledge that the members of the Board of Managers may have interests in other similar properties and companies, which may compete for its time and resources. Such involvement shall not constitute a violation of this duty, provided it does not directly compete with the Company's business operations.

ARTICLE 6.

OFFICERS

Section 6.1 General Provisions. The Officers of the Company shall consist of a Chief Executive Officer, a Chief Operating Officer, a Secretary, and a Treasurer who shall be elected by the Board of Managers. The Board of Managers at any time and from time to time may appoint such other Officers as it shall deem necessary, including a Chief Financial Officer,

President, Vice President, one or more Assistant Vice Presidents, one or more Assistant Treasurers, and one or more Assistant Secretaries, who shall hold their offices for such terms as shall be determined by the Board of Managers, and shall exercise such powers and perform such duties as shall be determined from time to time by the Board of Managers or the Chief Operating Officer. Each Officer shall serve for the term of office for which he or she is elected or appointed and until his or her successor has been elected or appointed and has qualified or his or her earlier resignation, removal from office, or death. Any two or more offices may be held by the same person, except that the Chief Operating Officer and the Secretary shall not be the same person.

Section 6.2 Chief Executive Officer. The Chief Executive Officer shall have general charge of the business and affairs of the Company, shall have final decision-making authority in the conduct of all business affairs of the Company, and shall preside at meetings of the Members. The Chief Executive Officer may perform such acts, not inconsistent with the applicable law or the provisions of this Agreement, usually performed by the principal executive officer of a limited liability company and may sign and execute all authorized notes, bonds, contracts and other obligations in the name of the Company. The Chief Executive Officer shall have such other powers and perform such other duties as the Board of Managers shall designate or as may be provided by applicable law or elsewhere in this Agreement.

Section 6.3 Chief Operating Officer. The Chief Operating Officer shall have responsibility for the day-to-day operations of the business of the Company. The Chief Operating Officer may perform such acts, not inconsistent with the applicable law or the provisions of this Agreement, and may sign and execute all authorized notes, bonds, contracts and other obligations in the name of the Company. The Chief Operating Officer shall have such other powers and perform such other duties as the Board of Managers shall designate or as may be provided by applicable law or elsewhere in this Agreement, and in the event of the disability or death of the Chief Executive Officer, he shall perform the duties of the Chief Executive Officer unless and until a new Chief Executive Officer is elected by the Board of Managers.

Section 6.4 Secretary. The Secretary shall keep minutes of all meetings of the Members and the Board of Managers and have charge of the minute books and shall perform such other duties and have such other powers as may from time to time be delegated to him or her by the Chief Operating Officer or the Board of Managers.

Section 6.5 Treasurer. The Treasurer shall be charged with the management of the financial affairs of the Company, shall have the power to recommend action concerning the Company's affairs to the Chief Operating Officer, and shall perform such other duties and have such other powers as may from time to time be delegated to him or her by the Chief Operating Officer or the Board of Managers.

Section 6.6 Assistant Secretaries and Treasurers. Assistants to the Secretary and Treasurer and such other Officers as may be designated from time to time may be appointed by the Chief Operating Officer or elected by the Board of Managers and shall perform such duties and have such powers as shall be delegated to them by the Chief Operating Officer or the Board of Managers.

Section 6.7 Vacancy in Office. In case of the absence of any Officer of the Company, or for any other reason that the Board of Managers may deem sufficient, the Board of Managers may delegate, for the time being, any or all of the powers or duties of such Officer to any Officer or to any Manager.

ARTICLE 7.

RIGHTS AND OBLIGATIONS OF MEMBERS

Section 7.1 Limitation on Liability. Each Member's liability shall be limited as provided in the Florida Act.

Section 7.2 No Liability for Company Obligations. No Member will have any personal liability for any debts or losses of the Company beyond such Member's Capital Contributions, except as provided by law.

Section 7.3 List of Members. Upon written request of any Member, the Chief Operating Officer shall provide a list showing the names, addresses, and the number of Units owned of record by all Members and the other information required by the Florida Act.

Section 7.4 Priority and Return of Capital. Except as may be expressly provided in Article 10, no Member shall have priority over any other Member, either as to the return of Capital Contributions or as to Profits, Losses, or Distributions. This Section 7.4 shall not apply to loans (as distinguished from Capital Contributions) which a Member has made to the Company.

Section 7.5 Repurchase Rights Upon Termination of Employment/Engagement and Bankruptcy. Unless otherwise specified in a Member's written employment agreement with the Company, upon termination of the employment or engagement of any Member of the Company who is an employee or independent contractor or Bankruptcy of a Member (a "**Terminated Member**"), regardless of whether such termination or Bankruptcy was voluntary or involuntary, with or without cause, the Company shall have the irrevocable option, exercisable for ninety (90) days from the date of termination of employment or engagement of the Terminated Member to purchase all Units then owned by the Terminated Member at the Unit Repurchase Price. At the sole discretion of the Company, the Unit Repurchase Price shall be paid at closing by delivery of cash or an unsecured promissory note of the Company, payable to the order of the Terminated Member (or the personal representative, executor, or administrator of the Terminated Member, as the case may be), and bearing interest at the Prime Rate in effect on the date of the closing, with accrued and unpaid interest being due on each principal installment payment date. The principal amount of such note shall be payable in (i) eight (8) equal quarterly installments if the original principal amount of the Note is equal to or less than $100,000, (ii) twelve (12) equal quarterly installments if the original principal amount of the note is greater than $100,000 but equal to or less than $200,000; (iii) sixteen (16) equal quarterly installments if the original principal amount of the note is greater than $200,000 but equal to or less than $300,000, or (iv) twenty (20) equal quarterly installments if the original principal amount of the note is greater than $300,000. Payment of quarterly installments shall commence on the first three-month anniversary of the closing date of any purchase of Units pursuant to this Section 7.5, payable to the order of the Terminated Member. If the Company does not exercise its option to repurchase the Units then owned by a Terminated

Member, such Units shall automatically cease to have any voting or other rights except those which comprise the Economic Interest, and such Terminated Member shall automatically become an Economic Interest Holder with respect to such Units effective upon such termination.

Section 7.6 Repurchase Rights Upon Death or Disability.

Upon the Disability of any Member who is an individual ("**Disabled Member**") or death of any Member who is an individual (the "**Deceased Member**"), the Company shall have the irrevocable option, exercisable for six (6) months after the date of death of the Deceased Member or date of Disability of a Disabled Member (as determined by a physician), to purchase from the estate of such Deceased Member or from the Disabled Member, all Units then owned by the estate of the Deceased Member or the Disabled Member. The Unit Repurchase Price for such Units shall be the Fair Market Value and shall be paid by delivery of an unsecured promissory note of the Company, payable to the order of the Deceased Member or Disabled Member (or their personal representative, executor, or administrator, as the case may be), and bearing interest at the Prime Rate in effect on the date of the closing, with accrued and unpaid interest being due on each principal installment payment date. The principal amount of such note shall be payable in (i) eight (8) equal quarterly installments if the original principal amount of the Note is equal to or less than $100,000, (ii) twelve (12) equal quarterly installments if the original principal amount of the note is greater than $100,000 but equal to or less than $200,000; (iii) sixteen (16) equal quarterly installments if the original principal amount of the note is greater than $200,000 but equal to or less than $300,000, or (iv) twenty (20) equal quarterly installments if the original principal amount of the note is greater than $300,000. Payment of quarterly installments shall commence on the first three-month anniversary of the closing date of any purchase of Units pursuant to this Section 7.6, payable to the order of the Deceased Member or the Disabled Member (or the personal representative, executor, or administrator, as the case may be).

Section 7.7 Right of First Refusal and Co-Sale Rights.

(a) Bona Fide Offer. If any Member (the "**Selling Member**") desires to sell, transfer or assign for valuable consideration any of such Member's Units (a "**Transfer**") (if there is more than one (1) Member), such Member shall first obtain a bona fide offer for the purchase of the Units (such Units hereinafter being referred to in this Section as the "**First Refusal Units**"). A "bona fide offer" for purposes of this Agreement shall mean a good-faith offer, in writing, from any third party that is not an Affiliate or immediate family member (or a trust established for their benefit) as set forth in the definition of "Permitted Disposition" of the Selling Member (such unaffiliated third party, which may be another Member, hereinafter referred to as the "**Proposed Purchaser**"), for cash or for terms, with the intent to purchase and sell, and without fraud or collusion. Prior to any such Transfer, the Selling Member shall give written notice (the "**First Refusal Notice**") to the Company and the Company shall promptly provide said written notice of the proposed Transfer to the other Members (the "**Non-Selling Members**"). A copy of the bona fide offer, and all other documents in connection with the proposed Transfer, shall be attached to the First Refusal Notice. The First Refusal Notice shall constitute an offer by the Selling Member to sell all of the First Refusal Units to the Company and the Non-Selling Members on the terms and conditions contained therein. Specifically, the First Refusal

Notice shall set forth all the material terms of the proposed Transfer, including without limitation, (i) the name and address of the Proposed Purchaser; (ii) the First Refusal Units proposed to be transferred; (iii) the total consideration to be paid; and (iv) the method of payment. The First Refusal Notice also shall provide that the Company and the Non-Selling Members shall have the right to purchase all, but not less than all, of the First Refusal Units in accordance with the terms and conditions of this Agreement.

(b) Company's Election to Purchase. Commencing upon receipt by the Company of the First Refusal Notice and continuing for a period of thirty (30) days thereafter, the Company may, at any time during such thirty (30) day period (the "Company First Refusal Period"), elect to purchase all, but not less than all, of the First Refusal Units for the total consideration to be paid as set forth in the First Refusal Notice, unless otherwise agreed by the Selling Member. In the event the Company elects to purchase the First Refusal Units, it must do so by delivering notice of its election to purchase the First Refusal Units to the Selling Member and the Non-Selling Members within the Company First Refusal Period. Unless otherwise agreed by the Selling Member and the Company, the closing for the purchase of the First Refusal Units shall be held at the Company's principal place of business not later than the first business day which is sixty (60) days following the Company's receipt of the First Refusal Notice. At the Company's option, the price paid at closing for the First Refusal Units may be in cash, or in the same manner and on the same terms as specified in the First Refusal Notice.

(c) Non-Selling Members' Election to Purchase. In the event the Company does not elect to purchase all of the First Refusal Units within the Company's First Refusal Period, the Company shall then notify the Non-Selling Members in writing (the "**Notice of Company Waiver**") within seven (7) days following the Company's decision not to exercise its right to purchase the First Refusal Units that the Non-Selling Members shall have the right to purchase all, but not less than all of the First Refusal Units for the consideration to be paid as set forth in the First Refusal Notice. Commencing upon receipt of the Notice of Company Waiver and continuing for a period of thirty (30) days thereafter, the Non-Selling Members may at any time during such thirty (30) day period (the "**Member First Refusal Period**") elect to purchase all, but not less than all, of the First Refusal Units for the consideration to be paid as set forth in the First Refusal Notice, unless otherwise agreed by the Selling Member. In the event that one or more of the Non-Selling Members elect to purchase all of the First Refusal Units, they must do so by delivering notice of their election to purchase the First Refusal Units to the Company (which will promptly notify the other Non-Selling Members) and Selling Member within the Member First Refusal Period. Unless otherwise agreed among the Non-Selling Members, each Non-Selling Member exercising the first refusal right shall purchase a portion of the First Refusal Units that bears the same ratio as each Non-Selling Member's Units bears to the total outstanding Units of all Non-Selling Members. In the event the First Refusal Units offered to the Non-Selling Members is not fully subscribed by such Members, the remaining Non-Selling Members who accept such offer (the "**Electing Non-Selling Members**") shall be notified in writing by the Company within seven (7) days from the expiration of the Member First Refusal Period , and the Electing Non-Selling Members shall have an additional ten (10) days from the date of receipt of such notice to purchase, in such proportions as they may agree among themselves, the unsold portion of the First Refusal Units. If they cannot agree among themselves, each Electing Non-Selling Member shall acquire that proportion of the unsold portion of the First Refusal Units as is determined by multiplying the number of such unsold Units by a fraction, the numerator of which is the number of Units held by such Electing Non-Selling Member and the denominator of which is the aggregate number of Units held by all Electing Non-Selling Members.

(d) Closing. Unless otherwise agreed by the Selling Member and the Non-Selling Members, the closing for the purchase of the First Refusal Units shall be held remotely via electronic transmission of documents and funds (or as otherwise mutually agreed by all Non-Selling Members and the Selling Member) within ninety (90) days following the Company's receipt of the First Refusal Notice by the Company's legal counsel. At the Non-Selling Member's option, the price paid at closing for the First Refusal Units may be in cash, or in the same manner and on the same terms as specified in the First Refusal Notice. At the closing, the Company or the Non-Selling Members, as the case may be, shall purchase the First Refusal Units. Upon receipt of payment of the purchase price as provided in this section, including receipt of executed promissory notes if the purchase price is to be paid other than in cash at closing, the Selling Member shall execute and deliver any and all instruments and documents necessary to effectuate the transfer of the First Refusal Units to the Company or the Non-Selling Members, as the case may be, free and clear of any and all taxes, debts, claims, judgments, liens or encumbrances.

(e) Right of Co-Sale. If a Selling Member desires to sell any Units as provided in this section, and if the Company and the Non-Selling Members do not elect pursuant to this section to purchase all of the First Refusal Units that the Selling Member desires to sell, then the Non-Selling Members shall have the right to sell a portion of their Units (hereinafter referred to as the "**Co-Sale Units**") to the prospective purchaser on the same terms received by the Selling Member, in accordance with the following procedure:

(i) Within sixty (60) days following receipt by the Company of the First Refusal Notice, the Selling Member shall give written notice to the Company (which shall promptly provide such notice to the Non-Selling Members) that (i) the Company and the Non-Selling Members have not elected to purchase all the First Refusal Units desired to be sold within the time periods prescribed in this section, and (ii) the Non-Selling Members may elect their right of co-sale.

(ii) The Non-Selling Members shall have fifteen (15) calendar days to determine if they desire to sell a portion of their Co-Sale Units to the Proposed Purchaser.

(iii) If a Non-Selling Member elects to sell its Co-Sale Units pursuant to this section, it shall have the right to sell to such Proposed Purchaser an amount equal to the total number of Units being offered to the Proposed Purchaser multiplied by a fraction, the numerator of which shall be the number of Units held by such Non-Selling Member and the denominator of which shall be the aggregate number of Units held by all Members. The total Units which the Selling Members shall be entitled to sell to the Proposed Purchaser shall be accordingly reduced by such amount.

(f) Third Party Transfer. If the First Refusal Units are not purchased by the Company or the Non-Selling Members pursuant to the provisions of this section, then, subject to any adjustment to give effect to the exercise of Non-Selling Members co-sale rights under this Section, the Selling Member may transfer the Economic Interest represented by all of the First Refusal Units to the Proposed Purchaser at any time after one hundred and twenty (120) days following the Company's receipt of the First Refusal Notice, at the price and on the same terms specified in the First Refusal Notice. Subject to the condition that the Proposed Purchaser agrees to be bound by the terms and conditions of this Agreement, the Proposed Purchaser shall be admitted as a Member and the First Refusal Units shall continue to be subject to the terms of this Agreement.

(g) Rights not Exercisable by Economic Interest Holders, Class B Members, CF Shadow Series Members. The rights of first refusal and co-sale rights granted Members by this Section may not be exercised by an Economic Interest owner, a Class B Member or a CF Shadow Series Member, and shall not apply following the initial offering of any Units or other Company securities to the public pursuant to a registration statement filed pursuant to the Securities Act of 1933, as amended (the "**1933 Act**") or pursuant to Regulation A+ under the 1933 Act.

Section 7.8 Drag Along Rights.

(a) Prior to an initial public offering of the Units by the Company, in connection with any proposed transfer of Units representing a majority (greater than 50%) of the outstanding Units of the Company (a "**Drag Sale**"), such selling Members ("**Drag Sale Initiating Members**") shall have the right to require each non-selling Member (each, a "**Co-Seller**") to transfer their Units in the Drag Sale. Each Co-Seller agrees to transfer the same percentage of Units as transferred by the Drag Sale Initiating Members determined by dividing the number of Units being transferred by the Drag Sale Initiating Members by the total number of Units held by the Drag Sale Initiating Members. All such computations shall be made on a fully diluted basis. All Units transferred by Members pursuant to this Section 7.8 shall be sold at the same price and otherwise treated identically with the Units being sold by the Drag Sale Initiating Members in all respects; provided, that the Co-Seller shall not be required to make any representations or warranties in connection with such transfer other than representations and warranties as to (i) such Co-Seller's ownership of the Units to be transferred free and clear of all liens, claims and encumbrances, (ii) such Co-Seller's power and authority to effect such transfer, and (iii) such matters pertaining to compliance with securities laws as the transferee may reasonably require.

(b) The Company, on behalf of the Drag Sale Initiating Members, shall give each Co-Seller at least thirty days' prior written notice of any Drag Sale as to which the Drag Sale Initiating Members intend to exercise their rights under Section 7.8. If the Drag Sale Initiating Members elect to exercise their rights under Section 7.8, the Co-Sellers shall take such actions as may be reasonably required and otherwise cooperate in good faith with the Drag Sale Initiating Members in connection with consummating the Drag Sale (including, without limitation, the voting of any Units of the Company to approve such Drag Sale). At the closing of such Drag Sale, each Co-Seller shall deliver certificates (if any) for all Units to be sold by such Co-Seller, duly endorsed for transfer, with the signature guaranteed, to the purchaser against payment of the appropriate purchase price.

Section 7.9 Failure to Deliver Units to the Company. If a Member becomes obligated to sell any Units to the Company or to the Other Members ("**Other Members**") under this Agreement (the "**Obligated Member**") and fails to deliver such Units in accordance with the terms of this Agreement, the Company or such Other Members may, in addition to all other remedies it or they may have, tender to the Obligated Member, at the address set forth in the Units transfer records of the Company, the purchase price for such Units as is herein specified, and (i) in the case of Units to be sold to the Company pursuant to this Agreement, cancel such Units on its books and records whereupon all of the Obligated Member's right, title, and interest in and to such Units shall terminate, (ii) in the case of Units to be sold to an Other Member under this Agreement, issue certificates representing such Units to the Other Member and register the Other Member on its Company's books and records as the record owner of the Units whereupon all of the Obligated Member's right, title, and interest in and to such Units shall terminate.

Section 7.10 Company's Inability to Purchase. If the Company is entitled to purchase the Units of a Member pursuant to this Agreement and the Company at such time is unable to fulfill its obligations hereunder because of the Company's commitments to creditors or because the Board of Managers has determined that the Company does not have the financial wherewithal to perform the obligation of the Company, the Company may assign its rights or delegate its obligations hereunder to all other Members with the right to assume such rights as set forth herein (the "**Other Members**"). Each Other Member shall have the right to purchase up to such Member's pro-rata share of any such Units, with the pro-rata share of any other Member not purchasing a pro-rata share of such Units made available on a pro-rata basis, to the other Members who did purchase their respective pro-rata allocation. The Other Members may then perform all of the obligations of the Company, and exercise all rights of the Company, with respect to the purchase of such Units.

Section 7.11 Status of Units Purchased by Company. Units purchased by the Company pursuant this Article 7 shall not be deemed to be outstanding and shall revert to authorized and unissued Company Units.

Section 7.12 Other Activities. Each Member may engage in whatever activities the Member may choose, either alone or with one or more Other Members or Persons selected by the Member in such Member's sole discretion, including, without limitation, activities that compete with the Company's business, without having or incurring any obligation to offer any interest in such activities to the Company or to any Other Member, and each Member waives any right or claim of participation therein.

Section 7.13 Confidentiality. Each Member agrees that the provisions of this Agreement, all Proprietary Information received from or otherwise relating to the Company or its business will be confidential, and will not be disclosed, used or otherwise released to any other Person (other than another party hereto), without the approval of the Board of Managers. The obligations of the Members hereunder will not apply (i) to the extent that the disclosure of information otherwise determined to be confidential is required to comply with their respective disclosure obligations to their shareholders or members, as applicable, (ii) to the extent that the disclosure of information otherwise determined to be confidential is required by applicable law or (iii) to the disclosure of information as necessary to a Member's attorneys or accountants (including information related to the tax treatment of the transactions described herein and any facts relevant to the federal income tax treatment of the proposed transaction, excluding the identity of any other Member or its respective Affiliates); provided, however, that prior to disclosing such confidential information, to the extent practicable a Member must notify the Company thereof, which notice will include the basis upon which such Member believes the information is required to be disclosed.

ARTICLE 8.

MEETINGS OF MEMBERS

Section 8.1 Annual Meeting. A meeting of Members may be held (but is not required to be held) annually. Any annual meeting shall be held at such time and place and on such date as the Board of Managers shall determine from time to time and as shall be specified in the notice of the meeting. Failure to hold the annual meeting of Members as provided above shall not invalidate any actions taken by the Company after the failure to hold the annual meeting as provided above.

Section 8.2 Special Meetings. Special meetings of Members, for any purpose or purposes, unless otherwise prescribed by statute, may be called by any Manager, and shall be called by the Chief Operating Officer upon the written request of a Member or Members holding at least thirty percent (30%) of the then outstanding Units held by Members. Special meetings of Members shall be held at such time and place and on such date as shall be specified in the notice of the meeting.

Section 8.3 Place of Meetings. Annual or special meetings of Members may be held within or outside the State of Florida .

notice thereof. Notice of any special meeting of Members shall state the purpose or purposes for which the meeting is called.

Section 8.5 Meeting of all Members. If all of the Members shall meet at any time and place, either within or outside of the State of Florida , and consent to the holding of a meeting at such time and place, such meeting shall be valid without call or notice, and at such meeting any lawful action may be taken.

Section 8.6 Record Date. For the purpose of determining Members entitled to notice of or to vote at any meeting of Members or any adjournment thereof, or Members entitled to receive payment of any Distribution, or in order to make a determination of Members for any other purpose, the date on which notice of the meeting is emailed (or mailed) or the date on which the resolution declaring such distribution is adopted, as the case may be, shall be the record date for such determination of Members. When a determination of Members entitled to vote at any meeting of Members has been made as provided in this Section 8.6, such determination shall apply to any adjournment thereof.

Section 8.7 Quorum. At all meetings of Members, a majority of the outstanding Units held by Members entitled to vote and represented at such meeting, in person or by proxy, shall constitute a quorum for the transaction of business. In the absence of a quorum at any such meeting, a majority of the Units so represented may adjourn the meeting from time to time for a period not to exceed sixty (60) days without further notice. However, if at the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each Member of record entitled to vote at the meeting. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally noticed. The Members present at a duly organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal during such meeting of that number of Units whose absence would cause less than a quorum to be present.

Section 8.8 Manner of Acting. If a quorum is present, the affirmative vote of Members holding at least a majority of the Units held by all Members entitled to vote and represented at the meeting, in person or by proxy and entitled to vote, shall be the act of the Members, unless the vote of a greater or lesser proportion or number is otherwise required by the Florida Act, by the Articles of Organization, or by this Agreement. Unless otherwise expressly provided herein or required under applicable law, only Members who have the right to vote or consent upon any such matter and only their vote or consent, as the case may be, shall be counted in the determination of whether the requisite matter was approved by the Members.

Section 8.9 Actions Requiring Member Approval. In addition to specific requirements for Member action specified elsewhere in this Agreement, the Members shall have the right, by the affirmative vote of Members holding at least a majority of the Units held by Members entitled to vote thereon, to approve (i) the sale, conveyance, or disposition of all or substantially all of the Company's property or business, or a merger into or consolidation into any other Person, or the effectuation of any transaction or series of related transactions in which more than 50% of the voting power of the Company is disposed of; (ii) election of Managers to the Board of Managers; (iii) the amendment, restatement, alteration or repeal of any provision of this Agreement; (iv) the creation, authorization or designation, whether by reclassification or otherwise, or issuance or obligation of the Company to issue, any (a) shares of any additional class or series of Units or other equity security, (b) convertible debt or other debt with any equity participation feature, or (c) securities convertible into or exercisable or exchangeable for any equity security; (v) the purchase, repurchase or redemption of Units; (vi) the creation, or authorization of the creation of, or issuance, or authorization of the issuance of, any debt for borrowed money in excess of five hundred thousand dollars ($500,000); (vii) the guarantee of any indebtedness or other obligation of any Person(s); (viii) the making of any loan to any Person; (ix) any transfer, sale, lease, exclusive license or disposal by the Company or a subsidiary of any material portion of the assets of the Company (including any exclusive license of any material intellectual property rights of the Company's) other than in the ordinary course of business; (x) any interested party transaction or arrangement with an Affiliate of a Member or Manager; (xi) all actions required by law to be approved by the Members; (xii) the creation of any subsidiary; or (xiii) any permit any subsidiary of the Company to take any of the foregoing actions.

Section 8.10 Proxies. At all meetings of Members, a Member entitled to vote at such meeting may vote in person or by proxy executed in writing by the Member or by a duly authorized attorney-in-fact. Such proxy shall be filed with the Board of Managers of the Company before or at the time of the meeting. No proxy shall be valid after eleven (11) months from the date of its execution, unless otherwise provided in the proxy.

Section 8.11 Action by Members Without a Meeting. Action required or permitted to be taken at a meeting of Members may be taken without a meeting if the action is evidenced by one or more written consents describing the action taken, signed by the Members holding at least a majority of the outstanding Units held by Members entitled to vote at a meeting of Members, or such greater number as may be required to approve such action, and delivered to the Board of Managers of the Company for inclusion in the minutes or for filing with the Company records. Action taken under this Section 8.11 is effective when the Members required to approve such action have signed the consent, unless the consent specifies a different effective date. The record date for determining Members entitled to take action without a meeting shall be the date the first Member signs a written consent.

Section 8.12 Waiver of Notice. When any notice is required to be given to any Member, a waiver thereof in writing signed by the person entitled to such notice, whether before, at, or after the time stated therein, shall be equivalent to the giving of such notice.

Section 8.13 Meeting by Telephone; Action by Consent. Members may also meet by conference telephone call or videoconference if all Members participating in such call constituting a quorum can hear one another on such call and the requisite notice is given or waived.

ARTICLE 9.

AUTHORIZED CAPITAL, CAPITAL CONTRIBUTIONS, AND LOANS

Section 9.1 Authorized Issuances of Units. The maximum number of Units that may be issued by the Company is 25,000,000, (i) of which 20,000,000 shall be designated voting Class

A Units and (ii) 5,000,000 shall be designated non–voting Class B Units. The Board of Managers, shall have the authority without Member action to adopt option plans and to issue all authorized but unissued Units for such consideration as the Board of Managers deems appropriate, including those Units that qualify as part of a CF Shadow Series pursuant to the terms and conditions of applicable SAFEs. Any increase of the maximum number of Units that may be issued by the Company shall require a majority vote of the issued and outstanding Class A Units.

Section 9.2 Unit Certificates. The Units are issued in book entry form and are not represented by certificates.

Section 9.3 Transfer of Units. Transfers of Units shall be made on the Units books of the Company by the Transferring Member in person or by power of attorney and only upon compliance with the provisions of this Agreement, and if certificated, upon surrender of the old certificate evidencing the Units to be transferred, duly assigned to the transferee.

Section 9.4 Capital Contributions. Each Member shall make an Initial Capital Contribution in an amount determined by the Board of Managers with the amount thereof specified in the applicable Subscription Agreement, if any, for such Units.

Section 9.5 Additional Contributions.

(a) Except as set forth in Section 9.4 hereof, no Member shall be required to make any Capital Contributions or loans to the Company. To the extent approved by the Board of Managers, from time to time Members may be permitted to make additional Capital Contributions and/or loans if and to the extent they so desire, and if the Board of Managers determines that such additional Capital Contributions and/or loans are necessary or appropriate in connection with the conduct of the Company's business (including without limitation, expansion or diversification). In such event, Members shall have the opportunity (but not the obligation) to participate in such additional Capital Contributions and/or loans on a pro rata basis in accordance with the number of Units held of record.

(b) Any Manager on the Board of Managers may, but is not required, to loan its own funds or defer reimbursement of its out-of-pocket expenses as an advance ("**Advance**"). The Company shall reimburse the Manager for any such Advance from the date of the loan or deferral as soon as is practical together with the simple annualized interest at ten percent (10%). Interest on Manager Advances shall be an expense of the Company when paid and shall accrue from the date of inception for a Manager loan, or from the date reimbursement was due for any Advance related to a deferred reimbursement. Such interest is charged at the Manager's discretion. Loans for property acquisitions shall not be defined as a Manager Advance under this section and shall be under a separate agreement.

(c) In the event of a failed capital call, or the unavailability of a Manager Advance or Member loan, the Board of Managers may obtain a loan and/or credit from one or more third parties as it deems appropriate to further the business objectives of the Company or any of its subsidiaries. Such loan shall be made to the Company (or its subsidiary) on such terms as the Board of Managers deems reasonable and appropriate after taking into account the urgency and need for the funds.

(d) Principal and interest payments for a Manager Advance or Member loan will be paid as an expense of the Company as soon as sufficient Company funds are available or held for longer in order to build up Company Reserves, at the Board of Manager's sole discretion. A Manager or Member that makes a loan to the Company shall be deemed an unsecured creditor of the Company for the purpose of determining its right and priority of repayment of interest and principal of such Advance or loan, and repayment of the principal will be paid in the order the Advance or loan was made.

Section 9.6 Withdrawal or Reduction of Contributions to Capital.

(a) Prohibition on Withdrawal. No Member shall have the right to withdraw, reduce, or demand the return of their Capital Contributions, except as expressly permitted by this Agreement. Any return of Capital Contributions shall be subject to the discretion of the Board of Managers and shall only occur if, after such return, the Company's remaining assets are sufficient to satisfy all liabilities of the Company, including contingent liabilities, except liabilities to Members on account of their Capital Contributions.

(b) Timing and Form of Return. Subject to Section 9.6(a), any return of Capital Contributions shall be made only in cash, and no Member shall have the right to demand or receive any property or assets of the Company other than cash in return for their Capital Contributions, unless otherwise expressly provided in this Agreement. The timing of any such return shall be determined by the Board of Managers in its sole discretion, and only after ensuring the financial integrity of the Company.

(c) Waiver of Withdrawal Rights. Each Member expressly waives any right to withdraw or reduce their Capital Contributions except as expressly permitted under this Agreement and acknowledges that such contributions are irrevocable, subject to the terms and conditions set forth herein.

Section 9.7 Capital Accounts.

(a) A Capital Account shall be established for each Member and shall be credited with each Member's initial and any additional Capital Contributions. All contributions of property to the Company by a Member shall be valued and credited to the Member's Capital Account at such property's Gross Asset Value on the date of contribution. All Distributions of property to a Member by the Company shall be valued and debited against such Member's Capital Account at such property's Gross Asset Value on the date of Distribution. Each Member's Capital Account shall at all times be determined and maintained pursuant to the principles of this Section 9.7 and Treasury Regulations Section 1.704-1(b)(2)(iv). Each Member's Capital Account shall be increased in accordance with such Treasury Regulations by:

(i) The amount of Profits allocated, and the amount of items of income and gain specially allocated, to the Member pursuant to this Agreement; and

(ii) The amount of any Company liabilities assumed by the Member or which are secured by any Company Property distributed to such Member.

(b) Each Member's Capital Account shall be decreased in accordance with such Treasury Regulations by:

(iii) The amount of Losses allocated, and the amount of items of deduction and loss specially allocated, to the Member pursuant to this Agreement;

(iv) The amount of Distributable Cash distributed to the Member pursuant to this Agreement;

(v) The amount of Company Sales Proceeds and Company Refinancing Proceeds distributed to the Member pursuant to this Agreement; and

(vi) The amount of any liabilities of the Member assumed by the Company or which are secured by any property contributed by such Member to the Company.

(c) In addition, each Member's Capital Account shall be subject to such other adjustments as may be required in order to comply with the capital account maintenance requirements of Code Section 704(b).

(d) In the event that the Board of Managers shall determine that it is prudent to modify the manner in which the Capital Accounts, or any debits or credits thereto (including, without limitation, debits or credits relating to liabilities that are secured by contributed or distributed property or that are assumed by the Company or the Members), are computed in order to comply with such Treasury Regulations, the Board of Managers may make such modification, provided that it is not likely to have a material effect on the amounts distributable to any Member upon dissolution of the Company. The Board of Managers also shall (i) make any adjustments that are necessary or appropriate to maintain equality between the Capital Accounts of the Members and the amount of Company capital reflected on the Company's balance sheet, as computed for book purposes, in accordance with Treasury Regulations Section 1.704-1(b)(2)(iv)(g) and (ii) make any appropriate modifications in the event unanticipated events might otherwise cause this Agreement not to comply with Treasury Regulations Section 1.704-1(b).

ARTICLE 10.

DISTRIBUTIONS

Section 10.1 Distributions.

(a) All Distributions of Distributable Cash (other than Distributions pursuant to Article 15) shall be made to Members in the following order of priority:

(i) first, pro rata in accordance with, and to the extent of, their respective Capital Contributions until all such Capital Contributions have been returned; and (ii) second, pro rata in accordance with their respective Economic Interests.

(b) All Distributions of Company Refinancing Proceeds and Company Sales Proceeds (other than Distributions pursuant to Article 15) shall be made to Members in the following order of priority: (i) first, pro rata in accordance with, and to the extent of, their respective Capital Contributions until all such Capital Contributions have been returned; and (ii) second, pro rata in accordance with their respective Economic Interests.

Section 10.2 Minimum Distributions. The Company shall, unless restricted or prohibited by the Florida Act, make at least annually Distributions to Members pro rata in accordance with their respective Economic Interests in an amount that is deemed by the Board of Managers sufficient to pay the combined estimated federal and state income tax liability of Members resulting solely from inclusion on their income tax returns of the taxable income reflected on the Schedule K-1 delivered by the Company to each Member. The Board of Managers shall not be required to consider the personal circumstances of Members in making a determination of the estimated combined federal and state income tax liability of the Members, and may make an assumption as to the "tax bracket" applicable to Members as a group. All Distributions made to a Member pursuant to this Section 10.2 shall be credited against the immediately succeeding Distributions to which the Member would otherwise be entitled under Section 10.1 or Section 15.3(b)(iv).

Section 10.3 Limitation Upon Distributions. No Distribution shall be made to Members if the Distribution is prohibited by the Florida Act.

Section 10.4 Interest On and Return of Capital Contributions. No Member shall be entitled to interest on its Capital Contributions or to the return of its Capital Contributions, except as otherwise specifically provided for herein.

Section 10.5 Loans to Company. Nothing in this Agreement shall prevent any Member from making secured or unsecured loans to the Company by agreement with the Company.

Section 10.6 Distribution Upon Conversion. If the Board of Managers approves a Conversion, then (i) immediately prior to any such Conversion, the Company shall make a Distribution in cash to those Members whose unreturned Capital Contributions exceed their respective pro rata Units (based upon their relative Economic Interests) of the total Capital Contributions to the Company so that each Member's unreturned Capital Contributions is in proportion to such Member's Economic Interest, and (ii) any other property that is distributable by the Company as determined by the Board of Managers (in its sole discretion) in connection with such Conversion shall be distributed to the Members pro rata in accordance with their respective Economic Interests.

Section 10.7 Reserves. Notwithstanding anything contained in the Agreement to the contrary, the Board of Managers, in its sole and absolute discretion, may use all or a portion of the Company's Distributable Cash to establish and fund discretionary Reserve(s) from time to time and in such amounts to be determined in the Board of Manager's sole discretion taking into account such factors as anticipated current and future cash requirements of the Company. Said Reserve(s) may be used to pay some or all of the Distributions, whether accrued or current, specified in this Article.

ARTICLE 11.

ALLOCATIONS

Section 11.1 Profits and Losses.

(a) Allocation of Profits and Losses. Except as otherwise provided herein, the Profits and Losses of the Company for a Fiscal Year shall be allocated among the Members in a manner that will, as nearly as possible, cause the Capital Account balance of each Member at the end of such Fiscal Year to equal the excess (which may be negative) of: (i) the hypothetical Distribution, if any, that such Member would receive if, on the last day of the Fiscal Year, (A) all Company assets were sold for cash equal to their Gross Asset Value, taking into account any adjustments thereto for such Fiscal Year, including Depreciation and appreciation adjustments consistent with the real estate nature of the business, (B) all Company liabilities, including nonrecourse liabilities related to hotel financing, were satisfied in cash according to their terms (limited, with respect to each Nonrecourse Liability, to the Gross Asset Value of the assets securing such liability), and (C) the net proceeds (after satisfaction of liabilities) and all other cash on hand were distributed in full to Members in accordance with Section 15.3(b)(iv); over (ii) the sum of (X) the amount, if any, which such Member is unconditionally obligated to contribute to the capital of the Company, (Y) such Member's share of Company Minimum Gain determined pursuant to Treasury Regulations Section 1.704-2(g), and (Z) such Member's share of Member Minimum Gain determined pursuant to Treasury Regulations Section 1.704-2(i)(5), all computed immediately prior to the hypothetical sale described above.

(b) Limitation on Loss Allocations. Losses allocated pursuant to this Section 11.1 shall not exceed the maximum amount of Losses that can be so allocated without causing any Member to have an Adjusted Capital Account Deficit at the end of any Fiscal Year. In the event some, but not all, of the Members would have Adjusted Capital Account Deficits as a consequence of an allocation of Losses pursuant to this Section 11.1, the limitation set forth in this Section 11.1 shall be applied on a Member by Member basis so as to allocate the maximum possible Losses to each Member under Treasury Regulations Section 1.704-1(b)(2)(ii)(d).

Section 11.2 Nonrecourse Deductions. Nonrecourse Deductions shall be allocated among the Members pro rata in accordance with their respective Economic Interests, with specific consideration given to the nonrecourse liabilities associated with real property. The allocations shall reflect the economic realities of the nonrecourse financing used for the acquisition, improvement, and operation of real property, ensuring that the Members bearing the economic risk of loss are appropriately allocated these deductions.

Section 11.3 Member Nonrecourse Deductions. Any Member Nonrecourse Deductions shall be specially allocated to the Member who bears the economic risk of loss with respect to the Member Nonrecourse Debt to which such Member Nonrecourse Deductions are attributable in accordance with Treasury Regulations Section 1.704-2(i). Given the nature of the business, these allocations shall reflect the specific risks associated with the financing of real property, ensuring that the Member(s) providing guarantees or additional collateral are allocated the appropriate deductions.

Section 11.4 Allocations Between Transferor and Transferee. In the event of the transfer of all or any part of a Member's Interest (in accordance with the provisions of this Agreement) at any time other than at the end of a Fiscal Year, or the admission of a new Member (in accordance with the terms of this Agreement), the transferring Member or new Member's share of the Company's income, gain, loss, deductions and credits, as computed both for accounting purposes and for federal income tax purposes, shall be allocated between the transferor Member and the transferee Member, or the new Member and the other Members, as the case may be, in the same ratio as the number of days in such Fiscal Year before and after the date of the transfer or admission; provided that if there has been a sale or other disposition of the assets of the Company (or any part thereof) during such Fiscal Year, then upon the mutual agreement of all the Members (excluding the new Member and the transferring Member), the Company shall treat the periods before and after the date of the transfer or admission as separate Fiscal Years and allocate the Company's income, gain, loss, deductions and credits for each of such deemed separate Fiscal Years. Notwithstanding the foregoing, the Company's "allocable cash basis items," as that term is used in Code Section 706(d)(2)(B), shall be allocated as required by Code Section 706(d)(2) and the Treasury Regulations thereunder.

Section 11.5 Contributed Property and Book-Ups. In accordance with Code Section 704(c) and the Treasury Regulations thereunder, as well as Treasury Regulations Section 1.704-1(b)(2)(iv)(d)(3), income, gain, loss, and deduction with respect to any property contributed (or deemed contributed) to the Company shall, solely for tax purposes, be allocated among the Members so as to take account of any variation between the adjusted basis of the property to the Company for federal income tax purposes and its Gross Asset Value at the date of contribution (or deemed contribution). If the Gross Asset Value of any Company asset is adjusted as provided herein, subsequent allocations of income, gain, loss, and deduction with respect to the asset shall, solely for tax purposes, take account of any variation between the adjusted basis of the asset for federal income tax purposes and its Gross Asset Value in the manner required under Code Section 704(c) and the Treasury Regulations thereunder.

Any elections or other decisions relating to such allocations shall be made by the Managers in any manner that reasonably reflects the purpose and intention of this Agreement, taking into account the long-term appreciation and potential for significant Depreciation associated with real property of the kind owned by the Company. Allocations pursuant to this Section 11.5 are solely for purposes of federal and state taxes and shall not affect, or in any way be taken into account in computing, any Member's Capital Account or share of Profits, Losses, other items or Distributions pursuant to any provision of this Agreement.

Section 11.6 Minimum Gain Chargeback. If there is a net decrease in Company Minimum Gain during any Fiscal Year, each Member shall be specially allocated items of Company income and gain for such year (and, if necessary, subsequent years) in an amount equal to such Member's share of the net decrease in Company Minimum Gain, determined in accordance with Treasury Regulations Section 1.704-2(g). Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each Member pursuant thereto. The items to be so allocated shall be determined in accordance with Treasury Regulations Sections 1.704-2(f) and 1.704-2(j)(2). This Section 11.7 is intended to comply with the minimum gain chargeback requirement in Treasury Regulations Section 1.704-2(f) and shall be interpreted consistently therewith.

Section 11.7 Member Minimum Gain Chargeback. If there is a net decrease in Member Minimum Gain attributable to a Member Nonrecourse Debt, as defined in Treasury Regulations Section 1.704-2(i)(4), during any Fiscal Year, each Member who has a share of the Member Minimum Gain attributable to such Member Nonrecourse Debt, determined in accordance with Treasury Regulations Section 1.704-2(i)(5), shall be specially allocated items of Company income and gain for such Fiscal Year (and, if necessary, subsequent Fiscal Years) in an amount equal to such Member's share of the net decrease in Member Minimum Gain attributable to such Member Nonrecourse Debt, determined in accordance with Treasury Regulations Section 1.704-2(i)(4) and (5). Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each Member pursuant thereto. The items to be so allocated shall be determined in accordance with Treasury Regulations Section 1.704-2(i)(4). This Section 11.7 is intended to comply with the Member Minimum Gain chargeback requirement in Treasury Regulations Section 1.704-2(i)(4) and shall be interpreted consistently therewith.

Section 11.8 Qualified Income Offset. If any Member unexpectedly receives an adjustment, allocation or distribution as described in Treasury Regulations Section 1.704-1(b)(2)(ii)(d)(4) through (6) which causes or increases an Adjusted Capital Account Deficit in such Member's Capital Account (as determined in accordance with such Treasury Regulations) items of Company income and gain shall be specially allocated to each such Member in an amount and manner sufficient to eliminate, to the extent required by the Treasury Regulations, the Adjusted Capital Account Deficit of such Member as quickly as possible, provided that an allocation pursuant to this Section 11.8 shall be made if and only to the extent that such Member would have an Adjusted Capital Account Deficit after all other allocations provided for in this Article XI have been tentatively made as if this Section 11.8 were not in the Agreement. This provision is intended to be a "qualified income offset," as defined in Treasury Regulations Section 1.704-1(b)(2)(ii)(d), such Treasury Regulations being specifically incorporated herein by reference.

Section 11.9 Gross Income Allocation. In the event any Member has a deficit Capital Account at the end of any Fiscal Year which is in excess of the sum of (i) the amount such Member is obligated to restore and (ii) the amount such Member is deemed to be obligated to restore pursuant to the penultimate sentences of Treasury Regulations Sections 1.704-2(g)(1) and 1.704-2(i)(5), each such Member shall be specially allocated items of Company income and gain in the amount of such excess as quickly as possible, provided that an allocation pursuant to this Section 11.9 shall be made if and only to the extent that such

Member would have a deficit Capital Account in excess of such sum after all other allocations provided for in this Article XI have been tentatively made as if this Section 11.9 and Section 11.10 hereof were not in this Agreement.

Section 11.10 Section 754 Adjustment. To the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Code Section 734(b) or Code Section 743(b) is required, pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(m)(2) or Treasury Regulations Section 1.704-1(b)(2)(iv)(m)(4), to be taken into account in determining Capital Accounts as the result of a Distribution to a Member in complete liquidation of its interest in the Company, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis) with specific consideration given to the adjustment of basis in real property of the kind owned by the Company. Such gain or loss shall be specially allocated to the Members in accordance with their interests in the Company in the event that Treasury Regulations Section 1.704-1(b)(2)(iv)(m)(2) applies, or to the Members to whom such Distribution was made in the event that Treasury Regulations Section 1.704-1(b)(2)(iv)(m)(4) applies.

Section 11.11 Curative Allocations. The allocations set forth in Sections 11.1(b), 11.2, 11.3, 11.6, 11.7, 11.8, 11.9 and 11.10 hereof (the **"Regulatory Allocations"**) are intended to comply with certain requirements of the Treasury Regulations. It is the intent of the Members that, to the extent possible, all Regulatory Allocations shall be offset either with other Regulatory Allocations or with special allocations of other items of Company income, gain, loss or deduction pursuant to this Section 11.11. Therefore, notwithstanding any other provision of this Article XI (other than the Regulatory Allocations), the Managers shall make such offsetting special allocations of Company income, gain, loss or deduction in whatever manner they determine appropriate so that, after such offsetting allocations are made, each Member's Capital Account balance is, to the extent possible, equal to the Capital Account balance such Member would have had if the Regulatory Allocations were not part of the Agreement and all Company items were allocated pursuant to Section 11.1(a). In exercising their discretion under this Section 11.11, the Managers shall take into account future Regulatory Allocations under Section 11.6 and Section 11.7 that, although not yet made, are likely to offset other Regulatory Allocations previously made under Section 11.2 and Section 11.3.

Section 11.12 Compliance with Treasury Regulations. The above provisions of this Article XI notwithstanding, it is specifically understood that the Board of Managers may, without the consent of any Members, make such elections, tax allocations and adjustments, including without limitation amendments to this Agreement, as the Board of Managers deems necessary or appropriate to maintain to the greatest extent possible the validity of the tax allocations set forth in this Agreement, particularly with regard to Treasury Regulations under Code Section 704(b).

Section 11.13 Tax Withholding. The Company shall be authorized to pay, on behalf of any Member, any amounts to any federal, state or local taxing authority, as may be necessary for the Company to comply with tax withholding provisions of the Code or of any applicable State or local tax laws, rules or regulations. To the extent the Company pays any such amounts that it may be required to pay on behalf of a Member, such amounts shall be treated as a cash

Distribution to such Member and shall reduce the amount otherwise distributable to such Member. Additionally, given the nature of the Company's business, the Company shall ensure compliance with real estate-specific tax obligations, including but not limited to, the Foreign Investment in Real Property Tax Act (FIRPTA) withholding for foreign Members, state property taxes, and occupancy taxes.

ARTICLE 12.

BOOKS AND RECORDS

Section 12.1 Accounting Period. The Company's accounting period shall be the calendar year.

Section 12.2 Records, Audits and Report. The Company shall maintain records and accounts of all operations and expenditures of the Company. The Company shall keep, or require its representatives to keep, the following records:

(a) A current list of the full name and last known address of each Member and Manager;

(b) Copies of records to enable a Member to determine the relative voting rights of each Member, if any;

(c) A copy of the Articles of Organization of the Company and all amendments thereto;

(d) Copies of the Company's federal, state, and local income tax returns and reports, if any, for the three most recent years;

(e) Copies of the Company's written Operating Agreement, together with any amendments thereto;

(f) Copies of any financial statements of the Company for the three most recent years.

Section 12.3 Tax Returns and Tax Information.

(a) The Board of Managers shall cause the preparation and timely filing of all tax returns required to be filed by the Company pursuant to the Code and all other tax returns deemed necessary and required in each jurisdiction in which the Company does business. Copies of such returns, or pertinent information therefrom, shall be furnished to the Members within a reasonable time after the end of the Company's Fiscal Year.

(b) Schedule K-1 and Tax Information. Within ninety (90) days after the end of each Fiscal Year, the Board of Managers shall provide each Member with:

(i) A Schedule K-1, prepared in accordance with the Code, detailing such Member's distributive share of the Company's items of Profit or Loss for the

Fiscal Year, and the Member's Capital Account balance at the end of the Fiscal Year.

(ii) Corresponding state income tax forms, as applicable.

Section 12.4 Financial Statements, Reports, Etc. The Company shall furnish to each Member (via the Company's website or such other means as determined by the Board of Managers, in its sole discretion):

(a) within one hundred twenty (120) days after the end of each Fiscal Year of the Company, a balance sheet of the Company, as of the end of such Fiscal Year and the related statements of income, Members' equity, and changes in cash flows for such Fiscal Year, prepared in accordance with generally accepted accounting principles;

(b) promptly following receipt by the Company, each audit response letter, accountant's management letter and other written report submitted to the Company by its independent public accountants in connection with an annual or interim audit of the books of the Company or any of its subsidiaries;

(c) promptly after the commencement thereof, notice of all actions, suits, claims, proceedings, investigations, and inquiries that could materially adversely affect the Company; and

(d) promptly, from time to time, such other information regarding the business, prospects, financial condition, operations, property, or affairs of the Company as the Members may reasonably request in accordance with their information rights hereunder.

Section 12.5 Board of Managers Meetings. If there is more than one (1) Manager, the Company shall use its best efforts to ensure the meetings of the Board of Managers of the Company are held at least four (4) times per year and at least once each quarter.

Section 12.6 Compliance with Laws. The Company shall comply with all applicable laws, rules, regulations, and orders, noncompliance with which could materially adversely affect its business or condition, financial or otherwise.

Section 12.7 Keeping of Records and Books.

(a) Books and Records of Account. The Company shall keep adequate records and books of account, in which complete entries will be made in accordance with generally accepted accounting principles, consistently applied, reflecting all financial transactions of the Company and in which, for each Fiscal Year, all proper reserves for depreciation, depletion, obsolescence, amortization, taxes, bad debts, and other purposes in connection with its business shall be made.

(b) Lobbying Activities and Expenses. To the extent the Company conducts legislative lobbying, as defined in the Code, the Company shall keep adequate records of its lobbying activities and expenses for the Company's annual accounting period and shall provide a reasonably detailed report of such activities and expenses to its Members on or before July 30 of each calendar year.

Section 12.8 CF Shadow Series Waiver. Notwithstanding anything to the contrary herein, CF Shadow Series Members hereby waive all voting, information and inspection rights with respect to their CF Shadow Series Units to the fullest extent allowable by the Florida Act and other applicable law.

ARTICLE 13.

TRANSFERABILITY

Section 13.1 Transfer Restricted. Except for transfers contemplated by this Agreement including Permitted Dispositions, no Member may sell, assign, transfer, exchange, gift, devise, pledge, hypothecate, encumber or otherwise alienate or dispose of any Units now owned by such Member or owned by such Member during the term of this Agreement, or any right or interest therein, whether voluntarily or involuntarily, by operation of law or otherwise, without the prior written approval of the Board of Managers, in its sole discretion. As a condition precedent to its approval of such a Disposition, the Board of Managers may require the receipt of a written legal opinion (who may be counsel to the Company) not less than ten (10) days prior to the date of any proposed Disposition, satisfactory in form and substance to the Board of Managers, to the effect that such Disposition would not result in any adverse legal or regulatory consequences to the Company or any Member under applicable securities laws, including, but not limited to, that such Disposition would not:

(a) Cause a violation of or require the Company or the interest being transferred to register under the Securities Act of 1933, the Securities Exchange Act of 1934, the Investment Company Act of 1940, or any other applicable securities laws of any jurisdiction.

(b) Cause the Company to be classified as a "publicly traded limited liability company" for federal income tax purposes.

(c) Constitute a "public offering" as defined under Section 7(d) of the Investment Company Act of 1940.

(d) Result in the termination of the Company or cause the Company to lose its status as a partnership for tax purposes.

Section 13.2 Termination of Non-Economic Interest of a Person who is not a Member. Upon and contemporaneously with any Permitted Disposition of a Transferring Member's Economic Interest in the Company in connection with a Permitted Disposition (except for a Permitted Disposition described in paragraph (c) of the definition of Permitted Disposition), the Company shall purchase from the Transferring Member, and the Transferring Member shall sell to the Company for a purchase price of $100.00, all remaining rights and interest retained by the Transferring Member which immediately prior to such Permitted

Disposition comprised that portion of the Member Interest which was not the Economic Interest. It is the intent of this Section that no Person shall be a Member if such person has made a Disposition of all Units previously held by such Member, unless the Disposition is to a Member or such Member's immediate family or a trust established for their benefit as set forth in the definition of "Permitted Disposition" herein, in which event, the Transferring Member shall remain a Member and shall have the right to vote all Units transferred by such Member in accordance with this Agreement.

Section 13.3 Successors to Economic Rights. References in this Agreement to a Member shall also be deemed to constitute a reference to an Economic Interest owner where the provision relates to economic rights and obligations. By way of illustration and not limitation, such provisions would include those regarding Capital Accounts, Distributions, allocations and contributions. A transferee shall succeed to the transferor's Capital Contributions and Capital Account to the extent related to the Economic Interest transferred, regardless of whether such transferee becomes a Member.

Section 13.4 No Transfer to Minors. In no event, shall all or any part of a Member's Units be transferred to a minor or a person who is incapacitated, except in trust or by will or intestate succession.

Section 13.5 Costs. The transferring Member agrees that it will pay all reasonable expenses, including attorneys' fees, incurred by the Company in connection with a Disposition of a Member's Units (or any interest therein).

Section 13.6 Bankruptcy or Incapacity of a Member. In the event of the Bankruptcy or incapacity of a Member, the Company shall not be dissolved, and the Member's trustee in Bankruptcy or other legal representative shall have only the rights of a transferee of the right to receive Distributions applicable to the Units of such bankrupt or incapacitated Member as provided herein. Any Disposition to or from such trustee in Bankruptcy or legal representative shall be subject to the provisions of this Agreement.

ARTICLE 14.

ADMISSION OF NEW MEMBERS

At any time after the date of the formation of the Company, any Person, including a person who, by virtue of a Permitted Disposition becomes a holder of an Economic Interest in the Company (a **"Permitted Transferee")** may become a Member if such Person is approved in writing by the Board of Managers. Upon said approval, such Person shall be admitted as a Member of the Company by (i) executing a counterpart of this Agreement and subscription agreement and (ii) if the Person is not a transferee in connection with a Permitted Disposition, the payment of a Capital Contribution in an amount determined by the Board of Managers as set forth in a subscription agreement. Upon receipt by the Company of cash in the amount of the Capital Contribution, the Company shall record the sale and issuance of Units in the books and records of the Company, reflecting the number of Units purchased in connection with the Member Interest acquired by such Person. No additional Members (or substitute Members) shall be entitled to any retroactive allocation of losses, income or expense deductions incurred by the Company. The

Board of Managers may, at the time a Member is admitted, close the Company books (as though the Company's tax year had ended) or make pro rata allocations of loss, income, and expense deductions to a new Member for that portion of the Company's tax year in which a Member was admitted in accordance with the provisions of 706(d) of the Code and the Treasury Regulations promulgated thereunder.

ARTICLE 15.

DISSOLUTION AND TERMINATION

Section 15.1 Dissolution.

(a) The Company shall be dissolved only upon (i) the vote or written consent of Members holding at least sixty-six percent (66%) of the Units held by all Members entitled to vote thereon, (ii) the vote or written consent of the Board of Managers, or (iii) as otherwise set forth in Section 605.0701 of the Florida Act.

(b) Notwithstanding any provisions of the Florida Act or this Agreement to the contrary, the Company shall not be dissolved for any other reason, including, without limitation, the sale of all or substantially all of the Company's assets and the collection of all proceeds therefrom, or the retirement, insolvency, liquidation, dissolution, insanity, removal, expulsion, bankruptcy, death, incapacity, or adjudication of incompetence of a Member (collectively an "**Event of Dissociation**").

(c) Any successor in interest of the Member as to whom the Event of Dissociation occurred shall not be admitted as a Member except in accordance with Article 14 hereof.

(d) A Member shall not voluntarily withdraw from the Company.

(e) Unless otherwise approved by Members holding at least a majority of the Class A Units held by the Members, a Member who suffers or incurs an Event of Dissociation or whose status as a Member is otherwise terminated (a "Withdrawing Member"), regardless of whether such termination was the result of a voluntary act by such Withdrawing Member, shall not be entitled to receive the fair value of his or her Member Interest, and such Withdrawing Member shall become an Economic Interest owner.

(f) Damages for breach of Section 15.1(d) may be offset against Distributions by the Company to which the Withdrawing Member would otherwise be entitled.

Section 15.2 Effect of Dissolution. Upon dissolution, if the business of the Company is not continued, and until the filing of Articles of Dissolution and a Statement of Termination as provided in Sections 605.0707 and 605.0709 of the Florida Act, the Persons responsible for winding up the Company's affairs may, in the name of and on behalf of the Company, prosecute and defend suits, whether civil, criminal, or administrative, gradually settle and close the Company's business, dispose of and convey the Company's property, discharge or make reasonable provision for the Company's liabilities, and distribute to the Members any remaining assets of the Company, all without affecting the liability of Members and Managers and without imposing liability on a liquidating trustee.

Section 15.3 Winding Up, Liquidation and Distribution of Assets.

(a) Upon dissolution, the Company's independent accountants shall conduct a final accounting of the Company's accounts, assets, liabilities, and operations, covering the period from the date of the last previous accounting until the date of dissolution. The Board of Managers shall then promptly commence the winding up of the Company's affairs, with the objective of maximizing the value of the Company's assets. All Members acknowledge that the final collection of indebtedness and distribution thereof may extend over several years and that the winding-up process shall proceed accordingly.

(b) If the Company is dissolved and its affairs are to be wound up, the Board of Managers shall:

(i) Sell or otherwise liquidate all of the Company's assets in a manner that is consistent with achieving full value realization of such assets and the collection of any outstanding assets, except to the extent the Board of Managers may determine to distribute any assets to Members in kind;

(ii) Allocate any Profits or Losses resulting from such sales to Members in accordance with Article 11 of this Agreement;

(iii) Discharge all liabilities of the Company, including liabilities to Members who are creditors, to the extent otherwise permitted by law, except for liabilities to Members for Distributions, and establish such Reserves as may be reasonably necessary to provide for contingent liabilities of the Company;

(iv) Distribute the remaining assets to Members, either in cash or in kind, as determined by the Board of Managers. Any assets distributed in kind shall be valued at their Gross Asset Value. Such distribution shall occur (a) first, in an amount equal to and in proportion to the respective unreturned Capital Contributions of each Member, and (b) with any remaining balance distributed to the Members pro rata in accordance with their respective Economic Interests.

(c) Notwithstanding any provision in this Agreement to the contrary, upon a liquidation within the meaning of Section 1.704-1(b)(2)(ii)(g) of the Treasury Regulations, if any Member has a deficit Capital Account (after giving effect to all contributions, Distributions, allocations, and other Capital Account adjustments for all taxable years, including the year during which such liquidation occurs), such Member shall have no obligation to make a Capital Contribution sufficient to eliminate the negative balance of such Member's Capital Account.

(d) Upon completion of the winding up, liquidation, distribution of the assets, and the filing of Articles of Dissolution or a Statement of Termination, as applicable, with the Florida Department of State, Division of Corporations, the Company shall be deemed terminated.

Section 15.4 Statement of Termination. Upon completion of the distribution of the Company's assets as provided herein, the Board of Managers (or, if there is no Board, the Members, or such other Person or Persons as the Florida Act may require or permit) shall file Articles of Dissolution and a Statement of Termination with the Florida Department of State, Division of Corporations, as required by the Florida Act, cancel any foreign qualification filings, and take such other actions as may be necessary to terminate the existence of the Company. All costs and expenses in fulfilling the obligations under this Section 15.4 shall be paid out of the remaining assets of the Company, prior to any final Distributions to the Members. Upon the filing of such Statement of Termination, the existence of the Company shall terminate, except as may be otherwise provided by the Florida Act or other applicable law, or to the extent necessary to wind up and liquidate the remaining affairs of the Company, including addressing any outstanding claims or obligations.

Section 15.5 Return of Contribution Nonrecourse to Other Members. Upon dissolution, each Member shall look solely to the assets of the Company for the return of such Member's Capital Account. If the Company property remaining after the payment or discharge of the debts and liabilities of the Company is insufficient to return the Capital Account of one or more Member, including, without limitation, all or any part of that Capital Account attributable to Capital Contributions, then such Members shall have no recourse against the Company, any Manager, or any other Member.

ARTICLE 16.

MISCELLANEOUS PROVISIONS

Section 16.1 Application of Florida Law. This Agreement, and the application of interpretation hereof, shall be governed exclusively by its terms and by the laws of the State of Florida, and specifically the Florida Act.

Section 16.2 No Action for Partition. No Member has any right to maintain any action for partition with respect to the property of the Company.

Section 16.3 Execution of Additional Instruments. Each Member hereby agrees to execute such other and further statements of interest and holdings, designations, powers of attorney and other instruments necessary to comply with any laws, rules or regulations.

Section 16.4 Construction. Whenever the singular number is used in this Agreement and when required by the context, the same shall include the plural and vice versa, and the masculine gender shall include the feminine and neuter genders and vice versa.

Section 16.5 Headings. The headings in this Agreement are inserted for convenience only and are in no way intended to describe, interpret, define, or limit the scope, extent or intent of this Agreement or any provision hereof.

Section 16.6 Waivers. The failure of any party to seek redress for violation of or to insist upon the strict performance of any covenant or condition of this Agreement shall not prevent a subsequent act, which would have originally constituted a violation, from having the effect of an original violation.

Section 16.7 Rights and Remedies Cumulative. The rights and remedies provided by this Agreement are cumulative and the use of any one right or remedy by any party shall not preclude or waive the right to use any or all other remedies. Such rights and remedies are given in addition to any other rights the parties may have by law, statute, ordinance, or otherwise.

Section 16.8 Severability. If any provision of this Agreement or the application thereof to any person or circumstance shall be invalid, illegal or unenforceable to any extent, the remainder of this Agreement and the application thereof shall not be affected and shall be enforceable to the fullest extent permitted by law.

Section 16.9 Heirs, Successors and Assigns. Each and all of the covenants, terms, provisions and agreements herein contained shall be binding upon and inure to the benefit of the parties hereto and, to the extent permitted by this Agreement, their respective heirs, legal representatives, successors, and assigns.

Section 16.10 Creditors. None of the provisions of this Agreement shall be for the benefit of or enforceable by any creditor of the Company.

Section 16.11 Counterparts. This Agreement may be executed in counterparts, each of which will be deemed an original, but both of which together will constitute one and the same instrument. Counterparts may be delivered via electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes. Any signature page delivered electronically will be binding to the same extent as an original signature page with regards to any agreement subject to the terms hereof or any amendment thereto.

Section 16.12 Federal Income Tax Elections; Partnership Representative.

(a) The Partnership Representative of the Company (initially, Valecia Dunbar) shall be the Company's designated representative within the meaning of Code Section 6223, with the sole authority to act on behalf of the Company for purposes of subchapter C of Chapter 63 of the Code and any comparable provisions of state or local income tax laws. For purposes of this Section 16.12, unless otherwise specified, all references to provisions of the Code shall refer to such provisions as enacted by the Bipartisan Budget Act of 2015, as amended (the "**BBA**"). The Partnership Representative is expressly authorized and directed to take any actions deemed necessary or advisable to perfect the designation as Partnership Representative, including the filing of any forms or documents with the Internal Revenue Service or any other governmental authority, and to take any other action that may be required under the Code, applicable Treasury Regulations, or any other applicable law.

(b) The Partnership Representative, in its sole discretion, shall have the right to make for the Company any and all elections and take any and all actions that are available to the Partnership Representative or the Company under the BBA (including without limitation an election under Code Section 6226 as amended by the BBA), and the Persons who are or formerly were Members shall take such actions requested by the Partnership Representative consistent with any such elections made and actions taken by the Partnership Representative, including without limitation filing amended tax returns and paying any tax due in accordance with Code Section 6225 as amended by the BBA. Without limiting the foregoing provisions of this paragraph, to the extent that the Partnership Representative does not make the election under Code Section 6226 as amended by the BBA for the Company with respect to an imputed underpayment amount, the Partnership Representative may (i) make any modifications available under Code Section 6225(c) as amended by the BBA, and (ii) require any Person who is or formerly was a Member to file an amended federal income tax return, as described in Code Section 6225(c) as amended by the BBA, in order to reduce any taxes payable by the Company with respect to such imputed underpayment amount.

(c) If the Company pays, or is required to pay, any imputed adjustment amount under Code Section 6225 as amended by the BBA and/or any associated interest or penalties, the Partnership Representative in its discretion may require each Person who is or formerly was a Member to reimburse and otherwise indemnify the Company for such Person's allocable share of such amounts as determined by the Partnership Representative. To the extent the Partnership Representative does not require such reimbursement of such a Person, or such reimbursement is required but not paid, then the Partnership Representative may elect to treat such Person as having received from the Company an amount equal to such unreimbursed amount for any purpose of this Agreement elected by the Partnership Representative.

(d) Without limiting the other provisions of this Section 16.12, upon demand made by the Partnership Representative, each Person who is or formerly was a Member shall be obligated to pay to the Company such Person's allocable share, as determined by the Partnership Representative, of any amount which the Company may become obligated to pay to any tax partnership in which the Company has an interest with respect to any income tax obligation of such tax partnership, including without limitation any imputed adjustment amount under Code Section 6225 as amended by the BBA and/or any associated interest or penalties.

(e) The obligations under this Section 16.12 of each Person who is or formerly was a Member shall survive the Disposition of such Person's Member Interest, any withdrawal of such Person from the Company, the dissolution and winding up of the Company, and any termination of this Agreement. The Members specifically acknowledge and agree that the Partnership Representative shall not be liable, responsible or accountable in damages or otherwise to the Company or any Person owning a Member Interest with respect to any action taken or omitted by the Partnership Representative in good faith in accordance with this Section 16.12. The Company shall indemnify and hold harmless the Partnership Representative from and against any loss, expense, damage or injury suffered or sustained by them by reason of any acts, omissions or alleged acts or omissions arising out of its activities on behalf of the Company as Partnership Representative taken or made in good faith in accordance with this Section 16.12.

Section 16.13 Certification of Non-Foreign Status. In order to comply with § 1445 of the Code and the applicable Treasury Regulations thereunder, in the event of the disposition by the Company of a United States real property interest as defined in the Code and Treasury Regulations, each Member shall provide to the Company, an affidavit stating, under penalties of perjury, (a) the Member's address, (b) United States taxpayer identification number, and (c) that the Member is not a foreign person as that term is defined in the Code and Treasury Regulations. Failure by any Member to provide such affidavit by the date of such disposition shall authorize the Board of Managers to withhold ten percent (10%) of each such Member's distributive share of the amount realized by the Company on the disposition.

Section 16.14 Notices. Any and all notices, offers, demands, or elections required or permitted to be made under this Agreement ("**Notices**") shall be in writing and shall be deemed duly given and effective: (a) when delivered by hand (either in person by the party giving such notice, or by its designated agent, or by commercial courier); (b) on the third (3rd) business day following the date on which such notice is deposited, postage prepaid, certified mail, return receipt requested, with the United States Postal Service; (c) on the first (1st) business day after being sent by a nationally recognized overnight delivery service that provides tracking and proof of receipt; or (d) when sent by email to the recipient's email address as specified in the Company's records, provided that no error or bounce-back message indicating failure of delivery is received by the sender. Notices sent by email shall be deemed received on the date sent if sent during business hours of the recipient, or on the next business day if sent after business hours, and

(a) if to the Company:

THE NEW LAVILLA, LLC
Attention: Valecia Dunbar, Manager
2126 Kings Avenue
Jacksonville, FL 32207
Email: drdunbar@thecenterforconfidence.com

With a copy to:

The Coleman Law Firm, LLC
Attn: Bernard H. Coleman, Esq.
3350 Riverwood Parkway, SE
Suite 1900
Atlanta, Georgia 30339
Email: bcoleman@tclfirm.com

(b) if to a Member, to the Member's address as reflected in the Unit ownership records of the Company or as the Members shall designate to the Company in writing.

Section 16.15 Amendments. The Articles of Organization and this Agreement may be substantively amended only by the affirmative vote of seventy-five percent (75%) of the Units held by all Members of the Company entitled to vote thereon. However, the Board of Managers may unilaterally amend this Agreement without Member approval, provided such amendments are not materially inconsistent with the core principles of the Agreement. The Board of Manager's authority includes making amendments to correct minor technical errors; resolve ambiguities or ensure consistency or to add provisions addressing matters or questions arising under this Agreement, provided these changes are not materially inconsistent with the existing provisions; appoint a different partnership representative; take actions necessary to maintain the Company's tax status as an entity not taxable as a corporation; modify provisions as requested by the Securities and Exchange Commission or state securities officials for the benefit or protection of the Members; and make similar amendments that do not materially and adversely affect the Members.

Section 16.16 Banking. All funds of the Company shall be deposited in its name in an account or accounts as shall be designated from time to time by the Board of Managers. All funds of the Company shall be used solely for the business of the Company. All withdrawals from the Company bank accounts shall be made only upon check signed or electronic transfers authorized by Officers designated by the Board of Managers or by such other persons as the Board of Managers may designate from time to time.

Section 16.17 Determination of Matters Not Provided For In This Agreement. The Board of Managers shall decide any questions arising with respect to the Company and this Agreement which are not specifically or expressly provided for in this Agreement.

Section 16.18 Further Assurances. Each Member agrees to cooperate, and to execute and deliver in a timely fashion any and all additional documents necessary to effectuate the purposes of the Company and this Agreement.

Section 16.19 Investment Representations. In addition to the restrictions on transfer set forth above, each Member understands that Member must bear the economic risk of this investment for an indefinite period of time because the Units are not registered under the Securities Act or the securities laws of any state or other jurisdiction. Each Member has been advised that there is no public market for the Units and that the Units are not being registered under the Securities Act upon the basis that the transactions involving their sale are exempt from such registration requirements, and that reliance by the Company on such exemption is predicated in part on the Member's representations set forth in this Agreement. Each Member acknowledges that no representations of any kind concerning the future intent or ability to offer or sell the Units in a public offering or otherwise have been made to the Member by the Company or any other person or entity. The Member understands that the Company makes no covenant, representation or warranty with respect to the registration of securities under the Exchange Act or its dissemination to the public of any current financial or other information concerning the Company. Accordingly, the Member acknowledges that there is no assurance that there will ever be any public market for the Units, and that the Member may not be able to publicly offer or sell any thereof.

Each Member represents and warrants that the Member is able to bear the economic risk of losing such Member's entire investment in the Company, which investment is not disproportionate to such Member's net worth, and that the Member has adequate means of providing for Member's current needs and personal contingencies without regard to the investment in the Company. The Member acknowledges that an investment in the Company involves a high degree of risk. The Member acknowledges that such Member and such Member's advisors have had an opportunity to ask questions of and to receive answers from the officers of the Company and to obtain additional information in writing to the extent that the Company possesses such information or could acquire it without unreasonable effort or expense: (i) relative to the Company and the Units; and (ii) necessary to verify the accuracy of any information, documents, books and records furnished. Each Member represents, warrants and covenants to the Transferor and the Company that the Member is a resident of the state shown on Schedule 1 hereto or if such Member is not a natural Person, that it has an office and is qualified to do business in such state and will be the sole party in interest as to the Units acquired hereunder and is acquiring the Units for the Member's own account, for investment only, and not with a view toward the resale or distribution thereof.

Each Member agrees that the Member will not attempt to pledge, transfer, convey or otherwise dispose of the Units except in a transaction that is the subject of either (i) an effective registration statement under the Securities Act and any applicable state securities laws, or (ii) an opinion of counsel, which opinion of counsel shall be satisfactory to the Company, to the effect that such registration is not required. The Company may rely on such an opinion of Member's counsel in making such determination. Each Member consents to the placement of legends on any certificates or documents representing any of the Units stating that the Units have not been registered under the Securities Act or any applicable state securities laws and setting forth or referring to the restrictions on transferability and sale thereof. Each Member is aware that the Company will make a notation in its appropriate records, and notify its transfer agent, with respect to the restrictions on the transferability of the Units.

Each Member represents that the Member has consulted with the Member's attorneys, financial advisors and others regarding all financial, securities and tax aspects of the proposed investment in the Company and that such advisors have reviewed this Agreement and all documents relating to this Agreement on such Member's behalf. The Member and the Member's advisors have sufficient knowledge and experience in business and financial matters to evaluate the Company, to evaluate the risks and merits of an investment in the Company, to make an informed investment decision with respect to investment in the Company, and to protect the investors' interest in connection with the investor's acquisition of Units in the Company without the need for additional information which would be required to be included in a complete registration statement effective under the Securities Act.

Section 16.20 Classification of the Company. The Company shall be treated as a partnership for federal and, if applicable, state and local income tax purposes, unless otherwise determined by the Board of Managers and approved by a vote of at least seventy-five percent (75%) of the Units held by all Members entitled to vote thereon. The Company shall not elect to be classified as an association taxable as a corporation under the Internal Revenue Code without the approval of the Board of Managers and approved by a vote of at least seventy-five percent (75%) of the Units held by all Members entitled to vote thereon. No Member, Manager, or Officer shall take any action inconsistent with this intended tax classification without the express authorization of the Board of Managers and approval by a vote of at least seventy-five percent (75%) of the Units held by all Members entitled to vote thereon.

Section 16.21 Conversion. If the Board of Managers approves a Conversion, upon the consummation of such Conversion, the Members shall execute a Member's agreement or other similar agreement which contains substantially identical terms as the terms and provisions contained in this Agreement regarding the transferability of Units.

Section 16.22 Arbitration. If a dispute arises from or relates to this Agreement or the breach thereof, and if the dispute cannot be settled through direct discussions, the parties will first endeavor to settle this dispute in an amicable manner by mediation administered by JAMS before resorting to arbitration. Thereafter, any unresolved controversy or claim arising from or relating to this Agreement or any breach thereof shall be settled by binding arbitration administered by JAMS in Fulton County, Georgia in accordance with its Comprehensive Arbitration Rules and Procedures and in accordance with the Expedited Procedures in those Rules and judgment on the award rendered by the arbitrator(s) may be entered in any court having jurisdiction thereof.

Section 16.23 Electronic Transmissions. Each of the Members and Economic Interest Holders hereto agrees that (i) any consent or signed document transmitted by electronic transmission shall be treated in all manner and respects as an original written document, (ii) any such consent or document shall be considered to have the same binding and legal effect as an original document and (iii) at the request of any Manager or any Member or Economic Interest Holder hereof, any such consent or document shall be re-delivered or re-executed, as appropriate, by the relevant party or parties in its original form. Each of the parties further agrees that they will not raise the transmission of a consent or document by electronic transmission as a defense in any proceeding or action in which the validity of such consent or document is at issue and hereby forever waives such defense. For purposes of this Agreement, the term "electronic transmission" means any form of communication not directly involving the physical transmission of paper, that creates a record that may be retained, retrieved and reviewed by a recipient thereof, and that may be directly reproduced in paper form by such a recipient through an automated process.

Section 16.24 Offset. Whenever the Company is to pay any sum to any Member or Economic Interest Holder, any amounts then owed by that Member to the Company may be deducted from such sum before payment.

[SIGNATURES APPEAR ON NEXT PAGE]

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be duly adopted by the Company and do hereby assume and agree to be bound by and to perform all of the terms and provisions set forth in this Agreement.

<u>THE COMPANY</u>:

THE NEW LAVILLA, LLC

By: ______________________________
Valecia Dunbar, Manager

<u>MEMBERS</u>:

____
Valecia Dunbar

EACH NEW MEMBER SHALL BECOME A PARTY TO THIS OPERATING AGREEMENT (A) UPON SIGNING THE SUBSCRIPTION AGREEMENT, COUNTERPART SIGNATURE PAGE TO THE OPERATING AGREEMENT AND SUCH OTHER FORMS OTHERWISE REQUIRED BY THE BOARD OF MANAGERS AND (B) UPON ACCEPTANCE AS A MEMBER IN ACCORDANCE WITH THE TERMS HEREOF.

Schedule 1

to

OPERATING AGREEMENT

of

THE NEW LAVILLA, LLC

a Florida limited liability company

Member's Name and Address	Type of Units Owned	Units Owned	Percentage of Units Owned
Valecia Dunbar 2126 Kings Avenue Jacksonville, FL 32207	Class A Units	10,000,000	100%
TOTAL		10,000,000	100%

Exhibit A

(see attached)

COUNTERPART SIGNATURE PAGE

FOR OPERATING AGREEMENT OF THE NEW LAVILLA, LLC

The undersigned, desiring to become a party as a Member to the Operating Agreement of THE NEW LAVILLA, LLC, a Florida limited liability company, dated as of September 23, 2024 (the **"Operating Agreement")**, hereby agrees to all of the terms of the Operating Agreement and agrees to be bound by all of the provisions thereof and, by executing this Counterpart Signature Page to Operating Agreement, hereby accepts, adopts and agrees to all terms, conditions and representations set forth in the Operating Agreement and hereby authorizes this Counterpart Signature Page to Operating Agreement to be attached to and become part of the Operating Agreement.

Executed under seal as of this day of ______________________, 20___.

MEMBER SIGNATURE:

Signature if Member is an Individual:

Name of Member:________________________________

Signature:______________________________________

Signature if Member consist of Joint Tenants:

Name of Members:_______________________________

First Signature:_________________________________

Second Signature:_______________________________

Signature if Member is a Corporation, Partnership, Trust or Other Entity:

Name of Member:________________________________

Signature:______________________________________

Title or Representative
Capacity, if applicable:___________________________

ADDRESS:

____
____
____

WITNESS:

Signature:__________________________________
Printed Name:_______________________________

EXHIBIT D

Video Transcript

The New LaVilla Crowdfunding Pitch

Join the Revival of LaVilla's Historic Heart

In 1917, Fannie Harvey, an entrepreneurial trailblazer, owned and operated The Will Hotel in Jacksonville's thriving LaVilla district, once hailed as the "Harlem of the South." This vibrant community was home to Black businesses and residential estates, Cuban immigrants, Jewish merchants, and a flourishing jazz scene, making it a hub of culture and commerce.

Today, the building that was once a symbol of economic and cultural vitality sits vacant, but not for long.

We're transforming this historic landmark into a modern mixed-use development, bringing back community and re-investment in one our underserved historic cities.

Reviving History and Community in LaVilla, Jacksonville

In 1917, Fannie Harvey was a pioneering entrepreneur, owning and operating The Will Hotel in the vibrant LaVilla district of Jacksonville, Florida. LaVilla, often referred to as the "Harlem of the South," was a thriving community and cultural hub. The Will Hotel was a central part of this dynamic area, housing tenants such Cuban immigrants living in its upper floors, while the ground level housed Jewish-owned grocery stores. Nearby, the Stanton Institute—an all-Black high school —stood as a pillar of excellence in education. Ambassador James Weldon Johnson, author of Lift Ev'ry Voice and Sing, served as its principal.

This once-bustling community was also home to the "Colored Man's Railroad," and a favored destination of artists and intellectuals of the 1920s Harlem Renaissance. LaVilla's economic vitality earned it the nickname "Wall Street of the South." However, today, the historic building where Fannie Harvey ran her hotel sits vacant and in decay.

But not for long.

We are embarking on a transformative project to restore this designated historic landmark into a modern mixed-use residential, business, and coworking space. Located in downtown Jacksonville, the redevelopment will feature 6,300 square feet of retail, coworking, a residential unit, and event spaces, providing a vibrant community asset once again. Situated within walking distance of the federal courthouse—visited by over

$1.1 million people monthly—this project is poised to stimulate significant economic growth.

Jacksonville is an ideal location for such revitalization. As the largest city by area in the continental U.S. and the 10th most populated, it is one of only five U.S. cities designated as a "Supernova City" by the Urban Land Institute, recognized for its rapid business and economic growth. Jacksonville is home to the Jacksonville Jaguars NFL franchise and four Fortune 500 companies that include CSX, Landstar, FIS and Fidelity National Financial.

Join us in bringing back the economic centerpiece of downtown Jacksonville and restoring the spirit of our historic communities—one block at a time. Together, we can celebrate the past while creating an economic future built with community equity and ownership.

Visit **thenewlavilla.com** to learn more and get involved in this transformative project.

EXHIBIT E

Pitch Deck

THE NEW LAVILLA

The New LaVilla
Entrepreneurship Center

Mailing Address:
2126 Kings Avenue
Jacksonville, FL 32207


LaVILLA
1866


The
NEW
LAVILLA
HISTORIC
LANDMARK
318 N BROAD STREET
EST 1902

www.thenewlavilla.com



PROJECT PROFILE


The
NEW
LAVILLA
HISTORIC
LANDMARK
318 N BROAD STREET
EST 1902

We are excited to offer opportunities to invest in a $1.235 Million real estate crowdfunding campaign to renovate, **THE NEW LAVILLA**, a historic landmark hotel and community asset, transforming it into a modern, mixed use residential business center and coworking space in downtown Jacksonville, Florida.

This campaign aims to leverage Vesterr's crowdfunding platform to attract a diverse group of investors, fostering community and stakeholder engagement and the creation of generational wealth.

Project Name:
The New LaVilla Entrepreneurship Center

Project Raise:
$1.235 Million

Project Location:
Jacksonville, Florida

DESTINATION: UPTOWN LAVILLA


The
NEW
LAVILLA
HISTORIC
LANDMARK
318 N BROAD STREET
EST 1902

LAVILLA FOUNDED 1866, INCORPORATED 1869

- By 35 former Black Union Soldiers
- Historic African American neighborhood in Jacksonville, FL
- Known as the **"Harlem of the South"**
- Broad Street, Jacksonville's Black Commercial Corridor and **"The Colored Man's Railroad"**
- Home of James Weldon Johnson – Author of Lift E'vry Voice Sing
- First published account of blues singing on a public stage in 1910.

THE WILL HOTEL

318 N Broad Street operated as "The Will Hotel" as early as 1913 with lodging units upstairs and commercial spaces downstairs. The building is now a designated Historic landmark.

MARKET GENERATORS- *We're Thriving!*


The
NEW
LAVILLA
HISTORIC
LANDMARK
318 N BROAD STREET
EST 1902

LAVILLA, JACKSONVILLE'S NEWEST DOWNTOWN DESTINATION BY 2028

- **The New LaVilla** is located within the 8-block boundary of the $80M Uptown LaVilla mixed use project and is located on the Broad Street portion of the LaVilla Heritage Trail and Interpretive Marker Project.

EARMARKED FOR MORE THAN $100 MILLION IN INVESTMENTS

- **Owner Housing –** 91 new townhome development within 5 blocks.
- **Rental Housing** – 130 new rental apartments within 3 blocks

THE LAVILLA HERITAGE TRAIL - $10M

UPTOWN LAVILLA $80M

REGIONAL TRANSPORTATION CENTER AT LAVILLA - $57M

LIFT E'VRY VOICE & SING PARK - $3M

MARKET GENERATORS- *We're Thriving!*


The
NEW
LAVILLA
HISTORIC
LANDMARK
318 N BROAD STREET
EST 1902

LAVILLA, JACKSONVILLE'S NEWEST DOWNTOWN DESTINATION BY 2028

- **The New LaVilla** is neighbor to the $130M University of Florida graduate Campus spanning 22 acres. Opening in fall 2026.


UF UNIVERSITY of FLORIDA

DESTINATION JACKSONVILLE


The
NEW
LAVILLA
HISTORIC
LANDMARK
318 N BROAD STREET
EST 1902


N
N.C.
S.C.
Ga.
Fl.
Myrtle Beach
Charleston
Hilton Head
Island
Savannah
Brunswick
Jacksonville
Gullah Geechee
Cultural Heritage
Corridor
0
300 mi


INTERSTATE
95
INTERSTATE
10
LaVILLA
Jacksonville, Florida

INVESTMENT HIGHLIGHTS


The
NEW
LAVILLA
HISTORIC
LANDMARK
318 N BROAD STREET
EST 1902

POPULATION GROWTH

- Largest City in the Contiguous U.S. by Area
- 10th most Populated City in the US
- Designated 1 of 5 **"SuperNova Cities"** by ULI

MARKET TRENDS AND ECONOMIC DRIVERS

- Job Opportunities (Unemployment 3.4%)
- Low Taxes (No state income tax)
- 4th Best City in the U.S. for New Business Startups
- Home to **Jacksonville, Jaguars** NFL Team

SuperNova City:
*A new designation by **Urban Land Institute (ULI)** that spotlights the rapid business and economic growth of designated U.S. cities.*

MARKET ANALYSIS- *We're Thriving!*


The
NEW
LAVILLA
HISTORIC
LANDMARK
318 N BROAD STREET
EST 1902

MARKET DEMAND FOR COWORKING SPACES

- The Jacksonville, FL has a current coworking demand of 308,327 SF to serve 4600 – 9200 customers (Stastica 2024).
- Customers top demands: dedicated desk, open workspace, and virtual office with median monthly rates of $294, $119, and $109 respectively
- Demand for flexible workspaces is expected to comprise 50.9% of the total U.S. workforce by 2027, driven by a large freelance workforce.

2024 Trend Data

The location (29%) is a driving decision factor for choosing a coworking space, followed by amenities and space design (tied at 17%).

Word of mouth (44%) was the primary method through which individuals first learned about the coworking space they used, followed by google search (34%).

Hot desks (37%) were among the most used coworking space services, followed by day office (28%) and meeting room (24%).

MARKET ANALYSIS- *We're Thriving!*


The
NEW
LAVILLA
HISTORIC
LANDMARK
318 N BROAD STREET
EST 1902

COMPETITIVE POSITION (Unique Value Proposition)

- The New LaVilla offers a residential live-work unit for members.
- Focus on growth in the coworking +wellness niche to include wellness rooms, and onsite life and business coaches as part of membership.
- Ideal Customer Profile (ICP) focused on entrepreneurs, culture, sustainability, and mission driven collaborative community programs.

2024 Trend Data

The location (29%) is a driving decision factor for choosing a coworking space, followed by amenities and space design (tied at 17%).

Word of mouth (44%) was the primary method through which individuals first learned about the coworking space they used, followed by google search (34%).

Hot desks (37%) were among the most used coworking space services, followed by day office (28%) and meeting room (24%).

THE PRESENT 318 N BROAD STREET

The NEW LAVILLA
HISTORIC LANDMARK
318 N BROAD STREET
EST 1902



THE PRESENT 318 N BROAD STREET

The NEW LAVILLA
HISTORIC LANDMARK
318 N BROAD STREET
EST 1902




ZENITH
ZENITH

THE FUTURE 318 N BROAD STREET

The NEW LAVILLA
HISTORIC LANDMARK
318 N BROAD STREET
EST 1902


THE NEW LAVILLA

This image is an artist's rendering of the planned building and is provided for illustrative purposes only. The actual completed project may differ materially in design, appearance, and specifications. No assurance can be given that the project will be completed as depicted, on the anticipated timeline, or at all. Investors are encouraged to review the full Form C and other offering documents on, Vesterr, the official crowdfunding portal, for more information about the project and associated risks.



THE FUTURE 318 N BROAD STREET

The NEW LAVILLA
HISTORIC LANDMARK
318 N BROAD STREET
EST 1902


THE NEW LAVILLA





This image is an artist's rendering of the planned building and is provided for illustrative purposes only. The actual completed project may differ materially in design, appearance, and specifications. No assurance can be given that the project will be completed as depicted, on the anticipated timeline, or at all. Investors are encouraged to review the full Form C and other offering documents on, Vesterr, the official crowdfunding portal, for more information about the project and associated risks.

www.thenewlavilla.com

THE FUTURE 318 N BROAD STREET


The
NEW
LAVILLA
HISTORIC
LANDMARK
318 N BROAD STREET
EST 1902

Location Highlights (Subject to Verification)

- Located on a Main Street: Broad Street (6800 AADT- Annual Average Daily Traffic)*(Estimate)*
- Central to Downtown Landmarks and Venues – **Everbank Stadium** (1.6 Miles)*(Approximate Distance)*
- Across from the Duval County Courthouse (approx. **1.1 million** visitors monthly, based on public data)
- **Walking distance from:**
  - Prime Osborne Convention Center (4 Blocks)
  - Jacksonville Terminal (4 Blocks)
  - Performing Arts Center (< ½ Mile)
  - Old Stanton High School (2 Blocks – Broad St.)
  - The Emerald Trail (Broad St. site frontage)
  - James Weldon Johnson Park (3 Blocks)
  - Lift Evry Voice and Sing Park (3 Blocks)
  - Fort Hatch (2 ½ Blocks)
  - Masonic Lodge (1/2 Block – Broad St.)
  - Clara White Mission (3 Blocks – Broad Street)
  - Downtown Main Library (4 Blocks)

All distances, traffic data, visitor counts, and other metrics provided are based on public sources or estimates and are subject to change. These figures are intended for informational purposes only and should not be relied upon as guarantees. Investors are encouraged to review the complete offering materials on Vesterr, the crowdfunding portal, for additional information and associated risks."

THE FUTURE 318 N BROAD STREET


The
NEW
LAVILLA
HISTORIC
LANDMARK
318 N BROAD STREET
EST 1902

6,300 SF Mixed Use (Planned)

Retail Coffee Shop (737 SF) *(Expected Size)*

Retail Gift Shop (235 SF) *(Expected Size)*

Coworking space (2,691 SF) *(Expected Configuration)*

- 9 Private & Shared Offices (1223 SF) *(Planned Layout)*
- Event and Reception (403 SF) *(Expected)*
- Conference Room (328 SF) *(Projected)*

Residential Unit (1,034 SF) *(Planned)*

- 2 Bedroom Member Lodging *(Projected Design)*



"All specifications and square footage are estimates based on current plans and are subject to change during development. No guarantee is provided that the final project will reflect these figures. For complete project details and associated risks, please refer to the Form c and other official offering documents available on the crowdfunding portal."


318 BROAD STREET
BCAB EXHIBIT
02-21-25
Exhibit B
1 HOUR RATED STAIR AND CORRIDOR ENCLOSURE
1 HR RATED FIRE SEPARATION - RESIDENTIAL TO BUSINESS
1 HOUR RATED EGRESS STAIR ENCLOUSRE WITH AREA OF RESCUE ASSISTANCE
EXIT PASSAGEWAY FIRE RATED
LEVEL 1
OCCUPANT LOAD = 68
LEVEL 2
OCCUPANT LOAD = 47
North
SCALE: 3/16" = 1'-0"
LEVEL 1
LEVEL 2

www.thenewlavilla.com

BUSINESS MODEL & MARKET STRATEGY


The
NEW
LAVILLA
HISTORIC
LANDMARK
318 N BROAD STREET
EST 1902

Located on a main street located directly across from the Duval County Courthouse with approx. 1.1 Million visitors monthly, The New LaVilla aims to generate revenue across six lines of business that include:

- Coffee Shop and Retail Vendors housed on the first floor.
- Coworking, Conference and Office Spaces on the first floor and Upstairs.
- Two-bedroom live/work residential unit on the second floor, rear.
- Boutique wedding and event space

KEY MARKET STRATEGIES

- Alliances with small chambers of commerce: Green Chamber, Greater First Coast Chamber, and Pilipino chamber, Jax Black Chamber.)
- Alliance with Clerk of Court Marriage License Department, Court Mediators
- Alliance with downtown Incubators and Colleges: Edward Waters, JU, FSCJ
- Alliance with Event Planners

	Services	Unit/SF/ Quantity	Monthly Sales	Year 1 Annual Sales	Justifications
1.	Business Consulting Fees	1 Month	$19,000	$227,000.00	Historical recurring revenue.
2.	Lodging Unit 2BR Lease	1094 SF	$ 2700	$ 32,400	60% occupancy 18 of 30 nights x12 months at $150 night (av Jax rate is $172 nightly).
3.	Coworking Memberships	61 Members	$ 172	$ 125,904	Based on 61 coworking members capacity of 1 member per 25 SF at average rate of $172 across various packages from $59 to $350 monthly..
4.	Office and Retail Leases	1179 SF	$20	$ 282,960	Retail and office rent available per cost at $20 per SF. DIA 2022 Q4 reports office space rates at $23SF, and as low as $18 with 5-year lease
5.	Event Sales Fees	4 Events	$ 750	$ 36,000	Based on 4-hour rental comps at $750 at minimum of 4 weekend events per month. Targeting boutique weddings and courthouse referrals.
	Projected Gross Leases/Memberships /Fees			***$ 704,264.00***	*Year 1 annual projection at average coworking rate, 60% residential occupancy, minimum event, and base retail rates.*


The
NEW
LAVILLA
HISTORIC
LANDMARK
318 N BROAD STREET
EST 1902

VESTERR $1.235M RAISE

$10,000

Investment Opportunity

- ☐ Minimum Investment Amount Perks
- ☐ 1 Year Coworking Membership
- ☐ Founding Membership Benefits

$15,000

Investment Opportunity

- ☐ Minimum Investment Amount Perks
- ☐ 1 Year Coworking Membership
- ☐ Founding Membership Benefits

$25,000

Investment Opportunity

- ☐ Minimum Investment Amount Perks
- ☐ 2 Year Coworking Membership
- ☐ Founding Membership Benefits

$50,000

Investment Opportunity

- ☐ Minimum Investment Amount Perks
- ☐ 4 Year Coworking Membership
- ☐ Founding Membership Benefits

The New LaVilla has made available founding membership opportunities with work-life benefits that include access to a member preferred residence, private or shared office space, downtown Jacksonville business address with a prime zip code 32202, private event spaces, and more. Register for an Information Session at **www.thenewlavilla.com**



ILLUSTRATIVE SAFE CONVERSION SCENARIOS


The
NEW
LAVILLA
HISTORIC
LANDMARK
318 N BROAD STREET
EST 1902

Illustration Based on a Valuation of $1.5 Million at any investment level.

Investment	Effective Valuation (20% Discount)	Ownership %	Value at $1.5M Sale	Sale Payout	ROI
$10,000	$1,200,000	0.833%	$12,500	$12,500	25%
$15,000	$1,200,000	1.250%	$18,750	$18,750	25%
$25,000	$1,200,000	2.083%	$31,250	$31,250	25%
$50,000	$1,200,000	4.167%	$62,500	$62,500	25%

SAFE Investment Terms

Content (bulleted):

•**Target Raise:** $1.235 million | **Instrument:** SAFE (Simple Agreement for Future Equity)
•**Valuation Cap:** $2,000,000 | **Discount:** 20%
•**Minimum Investment:** $10,000 | **Conversion Event:** Future equity round, sale, or refinance
•**Investor Benefit:** Equity converts at lower of capped or discounted valuation.

For illustrative purposes only. Actual results depend on future events that cannot be predicted. No assurance of return. Investors may lose their entire investment.

Founding Member Recognition & Perks


The
NEW
LAVILLA
HISTORIC
LANDMARK
318 N BROAD STREET
EST 1902

INCLUDED WITH A CROWDFUNDING INVESTMENT OF $10,000 OR MORE.	INCLUDED WITH CROWDFUNDING INVESTMENTS OF $25,000 OR MORE.	INCLUDED WITH A CROWDFUNDING INVESTMENT OF $50,000 OR MORE.
• 1-year coworking membership (Value $4,200) • 7 months of Business or Executive coaching (Value $7,500) • 8 hours free event space rental over 12 months or two events • 25 hours of free meeting space rental • 25 hours of free conference room rental • Brand Booster (6 months social media posts) • 12-month Free pass to on-site training workshops • Permanent recognition on our Founders wall.	• Two year Coworking Membership (Value $8,400) • 12 months Business or Executive coaching (Value $15,000) • 16 hours of free event space over 12 months or 4 events • 40 hours of free meeting space rental • 40 hours of free conference room rental • Brand Booster (12 months social media posts) • 12-month free pass to on-site training workshops and events • 2BR/2BA Member Lodging Perks • Permanent recognition on our Founders wall.	• Four-year Coworking Membership (Value $16,800) • 18 months Business or Executive Coaching (Value $22,500) • 2 Annual guest passes (Valid for 12 months) • 80 hours free meeting space rental (50% discount thereafter) • 80 hours of free conference room rental (50% discount after) • Four year free passes to on-site workshops and events • 2BR/2BA Member Lodging Perks • Permanent recognition on our Founders wall.

INVESTER INCENTIVES

The New LaVilla
Historic Landmark
318 N Broad Street
Est 1902

For illustration purposes only. Please contact your Tax and/or Legal Advisor.

Empowerment Zone/Investment Area

- The New LaVilla is located in **an economically distressed community eligible to receive tax incentives and grants** from the U.S. government.

Qualified HUB Zone

- The New LaVilla is located in a designated HUBZone and your business may be eligible for set-aside government contracts.

New Market Tax Credit

- The NMTC program provides a 39% tax credit on qualified investments over a seven-year period.

Early Investor Incentives

- Equity Investors* **by October 15, 2025**, will receive double Founding Member benefits.

USE OF PROCEEDS

The NEW LAVILLA
HISTORIC LANDMARK
318 N BROAD STREET
EST 1902

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees	5%	$7,500	5%	$61,750
Construction	75%	$112,500	77%	$950,950
Project Staffing	0%	$0	5%	$61,840
Marketing	0%	$0	3%	$37,050
General Working Capita	20%	$30,000	10%	$123,500
Total	**100%**	**$150,000**	**100%**	**$1,235,000**


LaVILLA
1866

The New LaVilla is a registered community member of the HUD Exchange, and a member of the Incremental Development Alliance.

PROJECTED PROJECT TIMELINES


The
NEW
LAVILLA
HISTORIC
LANDMARK
318 N BROAD STREET
EST 1902

The project team is on goal to secure required permits and apply for eligible tax and municipal incentives. The cultural value of the structure is protected by historic landmark status. Architecture and design permits are under review. Next Critical steps thus far:

- **Building and Permitting** – Permit No.: B-24-127620.000 Submitted for Approval 4/1/2024, Pending Safety Plan Approval.
- **Safety and Code Compliance** – Revisions Submitted for Review 11/1/2024
- **Code Compliance, Zoning and Planning** – Ongoing reviews
- **Downtown Investment Authority (DIA)** – First Review Complete
- **Next Steps: Final Approval for Permitting** – Target Date 4/1/2025
- **Approval of DIA Incentives** – Target Date Quarter 4 / 2025
- **Groundbreaking** - Target Date Quarter 1 / 2026


LaVILLA
1866

The New LaVilla is a registered community member of the HUD Exchange, and a member of the Incremental Development Alliance.


THANK YOU. QUESTIONS?
The NEW LAVILLA
HISTORIC LANDMARK
318 N BROAD STREET
EST 1902
Atlanta
Augusta
North Charleston
Griffin
Macon
Charleston
Dublin
Statesboro
Vidalia
Savannah
Hinesville
Douglas
Brunswick
Kingsland
Jacksonville
LaVILLA
Saint Augustine
Palatka
Gainesville
Florida
Daytona Beach
Edgewater
Deltona
Orlando
Titusville
Kissimmee
Melbourne
Clearwater
Tampa
Sebastian
JACKSONVILLE BEACH, FLORIDA
DOWNTOWN JACKSONVILLE
URBAN LAND INSTITUTE
SUPERNOVA CITY
www.thenewlavilla.com



EXIT STRATEGY & CONVERSION RISKS

The New LaVilla
HISTORIC LANDMARK
318 N BROAD STREET
EST 1902

- **Dependence on Future Events:**
  SAFEs convert into equity only if certain events occur, such as a future financing round, sale of the company, or IPO. Until such an event, investors do not hold equity or voting rights.

- **No Guaranteed Exit or Timeline:**
  There is no assurance that a, equity financing or liquidity event will occur, meaning investors may not realize any return or may need to hold their investment for an extended period.

- **Dilution Risk:**
  If the SAFE converts in a future round of financing, the investor's equity may be subject to dilution from additional fundraising.

- **Limited Liquidity:**
  SAFEs are not publicly traded and may be subject to resale restrictions, limiting the ability to exit the investment early.

This summary highlights key risks associated with the SAFE offering. For a full description of risks and terms, please review the Form C and SAFE agreement available on the Vesterr crowdfunding portal.

BUSINESS EXIT STRATEGY


The
NEW
LAVILLA
HISTORIC
LANDMARK
318 N BROAD STREET
EST 1902

- **Strategic Growth:** Plan to scale our real estate and business operations to maximize asset value and revenue potential.
- **Liquidity Opportunities:** Plan for a future liquidity event, such as:
  - Sale of the property as a premium mixed-use asset.
  - Acquisition by a strategic partner in the real estate or coworking sector.
- **Community-Centered Value:** Position The New LaVilla as a unique, high-value asset through strong community engagement and innovative offerings.

Investor Liquidity via SAFE Terms

- **Cash or Equity Option:**
  - Receive a cash payment during a liquidity event (e.g., sale or acquisition).
  - Convert to equity (Common Interests) at the liquidity price if no cash option is selected.

Disclaimer: For details on the SAFE terms and risks, refer to the Form C and offering materials on the Vesterr funding portal.

RISK FACTORS


The
NEW
LAVILLA
HISTORIC
LANDMARK
318 N BROAD STREET
EST 1902

An investment in the Issuer involves significant risk and is suitable only for investors who can bear the potential loss of their entire investment. Before making an investment, prospective investors should carefully consider the following risks, as well as the more detailed disclosures provided in the Form C:

1. Project Delays: Construction, supply chain, or permitting issues may result in delays or increased costs.
2. Real Estate Investment Risks: Real estate investments are subject to market volatility, property devaluation, and unforeseen liabilities, such as environmental contamination or regulatory non-compliance.
3. Operational Challenges: Inefficient management or operational disruptions may impact the project's success.
4. Limited Operating History: The Issuer is a newly formed entity with no prior operating history. As a result, the Issuer's performance and prospects are uncertain and must be considered highly speculative.
5. Investment Risk: No guarantee of financial returns, and securities may have resale restrictions.
6. Financial Uncertainty: The project may require additional funding beyond the amount raised, creating risks of undercapitalization.
7. Competitive Risk: Nearby developments or other coworking spaces could reduce customer interest.
8. Forward-Looking Uncertainty: Projected outcomes may differ from actual results due to unforeseen circumstances.
9. SAFE Risks: No guaranteed return; conversion to equity depends on future events.
10. Dilution Risk: Future financing may dilute the value of converted SAFEs.

This summary of risks is not comprehensive. Please refer to the "Risk Factors" section of the Issuer's Form C, available on the crowdfunding portal, Vesterr, for a complete discussion of the risks associated with this offering. Investors are strongly encouraged to review all offering materials and seek advice from legal, financial, and tax professionals before making any investment decisions.

RISK FACTORS CONTINUED


The
NEW
LAVILLA
HISTORIC
LANDMARK
318 N BROAD STREET
EST 1902

An investment in the Issuer involves significant risk and is suitable only for investors who can bear the potential loss of their entire investment. Before making an investment, prospective investors should carefully consider the following risks, as well as the more detailed disclosures provided in the Form C:

11. Liquidity Risk: SAFEs may be difficult to resell, and no public market may develop.
12. Management: The success of the Issuer relies heavily on the experience and capabilities of a key individual, Dr. Valecia Brooks Dunbar. Any loss of Dr. Dunbar or any other key personnel could adversely affect the Issuer's performance.
13. Projected Returns Are Not Guaranteed: Any financial projections or return targets are based on assumptions that may not materialize. Actual results may differ significantly, and there is no assurance that the Issuer will achieve its investment objectives.
14. Regulatory and Compliance Risks: The Issuer and its operations are subject to extensive regulation. Changes in laws, tax policies, or regulatory requirements could increase costs or limit the Issuer's ability to operate profitably.
15. Forward-looking Statements: This presentation contains forward-looking statements based on current assumptions that involve risks and uncertainties. Actual results may differ due to factors like construction delays, market changes, or operational challenges. There are no guarantees that projections will be achieved.

Disclaimer: *This summary of risks is not comprehensive. Please refer to the "Risk Factors" section of the Issuer's Form C, available on the crowdfunding portal, Vesterr, for a complete discussion of the risks associated with this offering. Investors are strongly encouraged to review all offering materials and seek advice from legal, financial, and tax professionals before making any investment decisions.*

THE DREAM TEAM


The
NEW
LAVILLA
HISTORIC
LANDMARK
318 N BROAD STREET
EST 1902

VALECIA "DR. V" DUNBAR – Developer

The CEO & Founder of Jacksonville, Florida-based The Center For Confidence (TCFC), Dr. V serves as a motivational author, confidence coach and executive leadership coach. Dr. V is on a mission to develop effective leaders into change makers who propel positive change in the workplace and society. Her new venture, The New LaVilla extends her work to create economic equity and influence through entrepreneurship. Dr. V helps people break through life's challenges to achieve success in their personal and professional lives. TCFC cultivates high achievers and business performers around the globe.



Valecia "Dr. V" Brooks Dunbar, is a Business Advisor, Entrepreneurial Leadership Advocate, and Owner, The New LaVilla.

I am passionate about creating economic equity and influence through entrepreneurship.

THE DREAM TEAM


The
NEW
LAVILLA
HISTORIC
LANDMARK
318 N BROAD STREET
EST 1902

Mary Tappouni - Breaking Ground Contracting

Certified General Contractor, LEED AP (linkedin.com/in/mary-tappouni-6797253)

Mary Tappouni, General Contractor is at the head of Jacksonville's leading choice for sustainable construction. She is a sustainability consultant, community leader, and female entrepreneur with decades of experience in the construction industry. Mary has distinguished herself as a leader in the field of green building and sustainable construction. As a builder, Mary has managed multimillion-dollar projects, including institutional projects ranging from small city parks to cultural centers and educational facilities. She is a frequent contributor to media and industry periodicals on the topic of sustainability and its role in small business. **https://breakinggroundcontracting.com/about/**

Ray Evans – iDesign Architectural Services

Project Manager, Assoc. AIA License # AA 26002513 (linkedin.com/in/ray-evans-319a7323)

Experienced president of iDesign Architectural Services with a demonstrated history of working in the architecture & planning industry. Skilled in Revit and AutoCAD, Urban Planning, Computer-Aided Design (CAD), Feasibility Studies, and Mixed-use. Strong business development professional, Studied Architecture at Hampton University and has worked with Jacksonville's leading Architects.


LaVILLA
1866

The New LaVilla is a registered community member of the HUD Exchange, and a member of the Incremental Development Alliance.

The individuals and entities listed above are service providers to the company and do not have a direct financial interest in this offering. Their inclusion does not imply any endorsement or formal partnership."

THE DREAM TEAM


The
NEW
LAVILLA
HISTORIC
LANDMARK
318 N BROAD STREET
EST 1902

Brooke A. Robbins, AIA, LEED AP - Robbins Design Studio, P.A.
Principal Architect & Interior Designer
(www.linkedin.com/in/brooke-a-robbins-aia-b786aa8)

Established in 2016, the firm focuses on commercial projects that include historic renovations, hospitality, tenant build-outs, corporate offices, retail spaces, upper education, clinical, and military/government projects; both new construction and renovations. Ms. Robbins has over 18 years' experience as both an Architectural Project Manager and Project Architect developing projects from the programming phase through construction administration and project closeout. **https://robbinsdesignstudio.com/about/**

CONSULTANTS

- **CYNTHIA NEVELS – Integrality Consulting, CRE Crowdfunding**
- **NIKKI LEWIS – Economic Development SME, CDBG Funding**


LaVILLA
1866

The New LaVilla is a registered community partner of the HUD Exchange, and a member of the Incremental Development Alliance.

The individuals and entities listed above are service providers to the company and do not have a direct financial interest in this offering. Their inclusion does not imply any endorsement or formal partnership."

KEY PERSON RISK


The
NEW
LAVILLA
HISTORIC
LANDMARK
318 N BROAD STREET
EST 1902

Sound risk management practices that will enable The New LaVilla to pursue CRE crowdfunding and manage investments in a safe and sound manner include:

- Board and management oversight
- Portfolio management
- Management information systems
- Market analysis
- Portfolio stress testing and sensitivity analysis
- Credit underwriting standards
- Credit risk review


LaVILLA
1866

The New LaVilla is a registered community partner of the HUD Exchange, and a member of the Incremental Development Alliance.

CONTACT



SIGN UP FOR UPDATES

WWW.THENEWLAVILLA.COM

SOCIAL MEDIA:
FACEBOOK.COM/THENEWLAVILLA
FACEBOOK.COM/THETRUEDRV

EMAIL: SEEME@THENEWLAVILLA.COM

LINKEDIN: LINKEDIN/IN/THENEWLAVILLA

The New LaVilla Historic Landmark
318 N Broad Street
Est 1902



LaVILLA
1866

The New LaVilla is a registered community member of the HUD Exchange, and a member of the Incremental Development Alliance.

EXHIBIT F

Marketing Brochure


The
NEW
LAVILLA
HISTORIC
LANDMARK
318 N BROAD STREET
EST 1909
E NEW LAVILLA

THE NEW LAVILLA

Preserving Heritage & Restoring A Historic Landmark

A Community Development Project

The New LaVilla is a visionary real estate development initiative rooted in a deep appreciation for historical preservation and community revitalization. Our mission is to breathe new life into forgotten spaces, honoring the past while creating a vibrant future for generations to come.

INVESTORS

TENANTS

MEMBERSHIPS

COMMUNITY

THENEWLAVILLA.COM


The
NEW
LAVILLA
HISTORIC
LANDMARK
THE NEW LAVILLA
LaVILLA

ABOUT THE PROJECT

A HISTORIC LANDMARK AND COMMUNITY ASSET

In April 2023, The New LaVilla acquired its historic location at 318 N Broad Street to house a visionary commercial real estate development initiative to include housing, retail, office, and event spaces operating under more than 6300 SF of a designated historic landmark. The New LaVilla Entrepreneurship Center & Coworking spaces is currently under the design phase with full renovations projected to commence in 2025.

LAVILLA DOWNTOWN JACKSONVILLE, FLORIDA

The New LaVilla is located within the 8-block boundary of the $80M Uptown LaVilla mixed use project and is located on the LaVilla Heritage Trail and Interpretive Marker Project roadmap. The project aligns with small business and entrepreneurial development priorities EARMARKED FOR MORE THAN $100 MILLION IN INVESTMENTS led by the Downtown Investment Authority (DIA), serving the five county Metropolitan Statistical Area (MSA) with a population of more than 1.67 million.

ABOUT US

We're an experienced team of builders, architects, project managers, historians and designers. Our team is passionate about restoration, preservation, and revitalization of our historic commercial corridors, main streets, and historic Black Wall Streets, We are committed to preserving the cultural heritage and historical significance of LaVilla while bringing new life and opportunities to the area. We revitalize communities and create sustainable, modern, professional work-life spaces.

LAVILLA
THE WILL HOTEL

In 1917, Fannie Harvey, an entrepreneurial trailblazer, owned and operated The Will Hotel in Jacksonville's thriving LaVilla district, once hailed as the "Harlem of the South." This vibrant community was home to Black businesses and residential estates, Cuban immigrants, Jewish merchants, and a flourishing jazz scene, making it a hub of culture and commerce.
Today, the building that was once a symbol of economic and cultural vitality sits vacant, but not for long. We're transforming this historic landmark into a modern mixed-use development, bringing back community and re-investment in one our underserved historic cities.


NEW LAVILLA
THE NEW LAVILLA


the
NEW
LAVILLA
HISTORIC
LANDMARK
318 N BROAD STREET
EST 1909

Investment VESTERR

PRIVATE INVESTMENT (REG CF) OPPORTUNITIES AVAILABLE NOW THROUGH **VESTERR.COM**

A destination located on a main street located directly across from the Duval County Courthouse with approx. 1.1 Million visitors monthly.

Jacksonville, Florida is a SuperNova City: A new designation by Urban Land Institute (ULI) that spotlights the rapid business and economic growth of designated U.S. cities.

We are excited to offer opportunities to invest in a $1.235 Million real estate crowdfunding campaign to renovate, THE NEW LAVILLA, a historic landmark hotel and community asset, transforming it into a modern, mixed use residential business center and coworking space in downtown Jacksonville, Florida.

This campaign aims to leverage Vesterr's crowdfunding platform to attract a diverse group of investors, fostering community and stakeholder engagement and the creation of generational wealth.




WWW.THENEWLAVILLA.COM


the
NEW
LAVILLA
HISTORIC
LANDMARK
318 N BROAD STREET
EST 1909





Membership PRE-SALES

COMMUNITY AND STAKEHOLDER MEMBERSHIP INFORMATION



Through innovative design and strategic development, we aim to redefine urban living and contribute to the growth and prosperity of the neighborhood.

COMMUNITY

Collaborating with local stakeholders, investors, and community leaders is at the heart of our approach. Our partnerships drive positive change and contribute to the sustainable growth of the neighborhoods we serve.

HISTORY

We are dedicated to preserving the cultural heritage and architectural significance of this iconic site.

DEVELOPMENT

A real estate development project supported by a $1.235M crowdfunding campaign to support the renovation of a historic landmark in a historic community remembered as the Harlem of the South.

WWW.THENEWLAVILLA.COM

Located directly across from The New LaVilla on a 3-acre Urban Park, "These Truths, Voice of Jacksonville", designed by sculptor Cliff Garten, surrounds Historical Markers and Cultural Trails.



The center is seeking retail tenants to occupy a coffee shop with a café, gift shop or other retail.

MEMBERSHIP OPPORTUNITIES

The entrepreneurship and business center is a coworking model offering shared use of office, meeting and conference spaces.

ADVERTISING OPPORTUNITIES

Broad Street is a major downtown thoroughfare. Eight large windows offer advertising opportunities.

EVENT SPACES

The facility is ideally located from the Federal Courthouse and is available for boutique weddings, receptions, celebrations, office events, and other small occasions.

Tenant OPPORTUNITIES

CONTACT US TODAY!


The
NEW
LAVILLA
HISTORIC
LANDMARK
318 N BROAD STREET
EST 1909

WWW.THENEWLAVILLA.COM



VISIT: THENEWLAVILLA.COM

Tenant and Member Amenities



- 6,300 SF Mixed Use (Planned)
- Retail Coffee Shop (737 SF) (Expected Size)
- Retail Gift Shop (235 SF) (Expected Size)
- Coworking space (2,691 SF) (Expected Configuration)
- 9 Private & Shared Offices (1223 SF) (Planned Layout)
- Event and Reception (403 SF) (Expected)
- Conference Room (328 SF) (Projected)
- Residential Unit (1,034 SF) (Planned)
- 2 Bedroom Member Lodging (Projected Design)



DR VALECIA BROOKS DUNBAR
PROJECT DEVELOPER, VISIONARY


It's Your Moment,
Your Movement.

Select the Opportunity that Speaks to You

The Gap We're Filling

We envision a world where equity for all is achieved through entrepreneurship. Where the opportunity to create the life you desire is a means to sustainable living that is a way of life embraced by all. A world where every individual has access to community, small business resources, and collaborative, flexible work solutions that enhance their quality of life while minimizing their environmental footprint through revitalization and reuse of historic business centers.

AN INTRODUCTION TO OUR TEAM

Dr. Valecia Brooks Dunbar
Senior Developer, Visionary


THE NEW LAVILLA

Mary Tappouni
Contractor

Ray Evans
Architect

Brooke Robbins,
Architect, Interior Designer

WWW.THENEWLAVILLA.COM